EXHIBIT 99.1

COLT Telecom Group plc

Annual Report 2002



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service" in bold.]
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Table of Contents

Chairman's Overview                                   4
President and CEO's Review                            6
COLT Network                                          8
COLT Products and Services Development               10
Customer Case Studies                                12
COLT Service Partners                                18
Financial Review                                     20
The Board of Directors                               28
Report of the Board of Directors                     30
Corporate Governance Statement                       34
The Directors' Remuneration Report                   38
Auditors' Report                                     46
Financial Statements                                 47
Selected Financial Information                       85
Investor Information                                 89
COLT's European Offices                              90


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COLT is Europe's business  communications  company,  with over 15,000 customers, providing a state-of-the-art product range over a single seamless pan-European network.

COLT has an unrivalled reputation for excellent customer service.

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COLT is financially strong, over the past 10 years it has grown turnover to over
(pound)1 billion.

COLT is EBITDA1 positive and stands out from the crowd with a strong balance sheet with over (pound)900 million of cash and liquid resources.




1 EBITDA (earnings before interest, tax, depreciation, amortisation, foreign exchange, infrastructure sales and exceptional items) is viewed by management as an operating cash flow measurement. Refer to note 17 of the financial statements for a reconciliation to net cash inflow (outflow) from operating activities.




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Rising to the Challenges of 2002

[GRAPHIC OMITTED: Photo of Barry Bateman, Chairman.]

[GRAPHIC OMITTED: Graphic which states the following: "We ended the financial year with a strong balance sheet, (pound)934.9 million of cash and liquid resources and a reputation across Europe for first class telecoms service at a competitive price."

Barry Batemen, Chairman]

CHAIRMAN's OVERVIEW

COLT has had its share of challenging times, although 2002 has probably been one of the most challenging years in our 10 year history. It is encouraging, therefore, in my first report to you as Chairman, to say that COLT has risen to these challenges.

We have increased revenues by 13.9% over 2001 to (pound)1,027.2 million despite the recession in the European telecoms industry, we have increased gross margin before depreciation to 30.5% despite continuous price erosion in some areas of our business and we have continued to move towards profitability by increasing EBITDA almost three-fold to (pound)71.5 million. Additionally, we fought successfully the unwarranted allegations of the hedge fund group "Highberry", with a very convincing win in the High Court. We ended the financial year with a strong balance sheet, (pound)934.9 million of cash and liquid resources and a reputation across Europe for first class telecoms service at a competitive price.

2002 was also a year of major  change for COLT.  We  essentially  completed  the
"build" phase of our city centre, long distance network and eBusiness capabilities and moved towards harvesting the long term potential we have created for the company.

Peter Manning stepped down from his position as President and CEO and was replaced by Steve Akin. I would like to thank Peter for his contribution, both as CEO and previously as COO. In Steve Akin I believe COLT has an exceptional Chief Executive who will provide the leadership, direction and financial discipline to take COLT to its next phase of growth.

2002 also saw a number of changes to the Board. Larry Ingeneri, Catherine Biner Bradley and Werner Klatten, as well as Peter Manning, all stood down as directors and I would like to express my thanks to each of them for the contribution they made to COLT's progress over the years. Jim Curvey, who has been instrumental in developing the company from its very beginnings and who has been Chairman since 1999, also stepped down as Chairman but will, I am pleased to say, remain on the Board. I would like to thank Jim for his outstanding contribution to COLT and I know we will value his expertise and counsel going forward. At the same time, I welcome the appointments of Steve Akin, Mark Jenkins and Vincenzo Damiani to the Board. I also express my thanks to all of our employees for their contribution to the continuing growth and success of COLT in what has been a particularly demanding environment.

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Our strategy  going forward will reflect the  completion of the "build" phase of our growth. We need now to develop our multi-national business, we need to reflect the changing environment for eBusiness and develop products and services that match the managed services requirements of the larger as well as the smaller corporations amongst our customer base and we need to maximise the potential of our existing network and the buildings and customers we are serving.

Whilst 2002 was a challenging year I believe 2003 will be at least as challenging. The economic environment in Europe continues to deteriorate, political risks are increasing and over-capacity in the telecoms industry continues. In this environment we need to grow revenues, reduce capital expenditure, continue to lower costs and improve margins and EBITDA. We should not underestimate the challenges facing us in 2003. Just as we rose to the challenges of 2002 I am confident we shall do so again in 2003.


[GRAPHIC OMITTED: Photo of COLT's Network Control Center - Frankfurt.]


[GRAPHIC OMITTED: Graphic which states the following: "In 2002 we essentially completed the "build" phase of our city center, long distance network and eBusiness capabilities and moved towards harvesting the long term potential we have created for the company."

Barry Bateman, Chairman]


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Improving margins and winning new cutomers


PRESIDENT AND CEO's REVIEW

It was an honour to be asked to be President and Chief Executive Officer of COLT. I look forward to building on the foundations put in place by my predecessors in this position, Peter Manning and Paul Chisholm.

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[GRAPHIC  OMITTED:  Graphic which states the following:  "In my first few months with COLT my priority has been to ensure that we have the right organisation structure, systems and people to deliver the returns on the investment that has been made in our network infrastructure and existing customer base."

Steve Akin, President and CEO]


COLT is known as the company that connects Europe with its unrivalled end-to-end pan-European network. We have a high quality customer base and an excellent product range. We are financially strong and our people have a spirit and a culture that is unbeatable.

It is from this position of strength that COLT continued to make progress during a year which saw further belt-tightening by our customers as they adjusted their spending on telecommunication services reflecting their own business prospects and the economic outlook generally. COLT continued to make progress in growing revenues, improving margins and winning new customers. We now have over 15,500 directly connected and eBusiness customers, an increase of 36% in the year. At pages 12 to 17 of this report you will find some examples of our customer successes.

Another measure of our success is that we connected a further 1,395 buildings to our networks bringing the total to 9,238. We also grew our high bandwidth services by 33% (as measured by VGEs) in the year and we continued to be recognised as a company that excels in customer service. However, as well as winning new business we have reduced our exposure to business that was not producing the desired level of margin, particularly in the wholesale switched segment.

While our overall trading performance in a tough market was encouraging it is important that we continue to achieve improvements in revenue growth as well as tightly managing operating costs and optimising capital expenditure to ensure our long term success.

It is clear to me that our future success will be built on providing value products with very high levels of customer service. This means selling more to existing customers as well as winning new customers. It also means continuing to evolve our product range - selling more value added products - as well as growing our

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[GRAPHIC OMITTED: Photo of Steve Akin, President and CEO.]

[GRAPHIC OMITTED: Graphic which states the following: "It is important that we continue to achieve improvements in revenue growth as well as tightly managing operating costs and optimising capital expenditure to ensure our long term success."

Steve Akin, President and CEO]


bread and butter services. In my first few months with COLT therefore my priority has been to ensure that we have the right organisation structure, systems and people to deliver the returns on the investment that has been made in our network infrastructure and existing customer base. At the same time we are ensuring that we can continue to grow and take advantage of the opportunities in this tough but exciting marketplace.

We have refocused the organisation from one which was right and necessary as we entered new geographic markets and built out our network infrastructure to one that is more suited to harvesting that infrastructure; developing our portfolio of advanced services; extending our global reach and growing profitable market share. That new structure is now in place. At its heart is our continued focus on customer service combined with an enhancement of our pan-European sales capability.

At the same time as reorganising for the next phase of growth we have taken a long hard look at our cost structure and have identified a number of areas where we can improve efficiency as a result of the changes to the way we are running our business. From our peak staffing levels of approximately 5,700 people, including temporary employees and contractors, we are well along the path to reducing numbers to approximately 4,300 during 2003 resulting in estimated full year savings during 2004 of approximately (pound)60 million.

Having completed our core network infrastructure, capital expenditure in 2002 at (pound)412 million was about half of that in 2001 and we anticipate capital expenditure during 2003 to be between (pound)220 million and (pound)270 million.

As we look into 2003 and beyond there are a number of strategic imperatives that we will build our future success around. They are:

o Continue to grow revenues, improve margins and achieve positive free cash flow during 2005.

o Deliver added value products and services that effectively target specific customer segments.

o Build our multinational customer business via more focused multinational account management.

o    Build on our capability and reputation for excellent customer service.

o    Continue to leverage our local presence and market knowledge.

o Optimise capital expenditure by exploiting existing assets and ensuring incremental expenditure is success driven.

o Achieve ongoing cost savings, operational efficiencies and improved service levels.

o Sustain and further develop a high performance work environment and culture.

2002 was a tough year and there are no signs that the going will be any easier in 2003. We will have to work harder to win new business. That said, COLT is better positioned than most. I believe we can continue to make further progress in 2003 and beyond.

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The COLT Network

COLT is a leading pan-European provider of business communications services:

We operate Metropolitan Area Networks in 32 European cities across 13 countries, with a further 27 other network cities and 11 Internet Solution Centres.

With global connectivity, our fully owned and managed 20,000km network is one of the most advanced communications infrastructures in the world.

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[GRAPHIC OMITTED: Map of COLT network.]






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COLT Products and Services Development

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COLT Products and Services Development

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COLT and lastminute.com -- Finding the right solution


CUSTOMER CASE STUDIES


lastminute.com was founded by Brent Hoberman and Martha Lane Fox in 1998. The website (www.lastminute.com) was launched in the UK in October 1998. Following the success of the UK site, localised versions of the website have since been launched in France, Germany, Spain, Italy, the Netherlands, Sweden, South Africa and Australia.

The Background
lastminute.com aims to be the global marketplace for all last minute services and transactions. Using the Internet to match suppliers and consumers at short notice, lastminute.com works with a range of suppliers in the travel, entertainment and gift industries and is dedicated to bringing its customers attractive products and services.

The Challenge
lastminute.com's dependability on the web means it is vital that it has a reliable and resilient infrastructure supporting its online presence.
Additionally, the technology has to support the site's continued growth in popularity.

There were two key requirements - first, an upgrade of equipment, and second, an increase in reliability of the site.

Nigel Beighton is the first to admit that lastminute.com is a tough client: "We had to find a company that was prepared to take on our concerns, come up with a solution and, at the same time, match our business and technical requirements. We had identified what we needed, and just had to find a company that could deliver what we wanted within a 3 month timescale."

The Solution
After looking at a number of providers, COLT came out on top, with the solution going live on 18 February 2002. lastminute.com signed a four-year contract with COLT to build an advanced hosting and network management solution to further enable the company to meet its objectives.

The logical configuration developed by the e-integration and consulting services team at COLT was truly bespoke, involving a highly available platform, fully redundant solution and an `always on' web infrastructure. Spread over multiple, diversely located, fault tolerant Internet Solution Centres and backed up further by an additional location, it was created to provide increased security and reliability and also to boost the site's current capacity to handle traffic by 400 per cent.

For any online business, website uptime is critical - by replicating web infrastructure across multiple data centres lastminute.com was ensured continuity. Downtime costs money, both in terms of loss of market share and dilution of brand equity. One particular concern for lastminute.com was the migration plan - COLT had to move the site from its existing provider with no downtime, and successfully integrate the new and existing hardware and software. Once this was done, the whole site had to then undergo

[GRAPHIC OMITTED: Graphic which states the following: "lastminute.com is seeing demand for its services increase. Over the last year we have experienced a 60 per cent growth in subscribers to our weekly newsletter - brining the total to over 4.6 million. Therefore, a top propriety for us was to find a service provider that could help us grow the current business and provide a scalable system - particularly upgrades and capacity increases when necessary."

Nigel Beighton, Chief Technology Officer, lastminute.com]

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[GRAPHIC  OMITTED:  Graphic which states the following:  "COLT is one of the few companies that can offer this type of solution because it owns a pan-European IP network which is supported by a series of Internet Solution Centres. This means we can develop multiple data centre solutions, which increase availability of a site by decreasing points of failure. Moreover, load balancing across different sites ensures that customers have guaranteed access to lastminute.com's site."

Paul David, Director
Product Management and Marketing COLT]


a rigorous testing procedure to ensure everything was watertight before it went live.

All service components and processes used for the lastminute.com solution were `home grown' within COLT, and didn't need to be sourced from other providers, providing a good structure for a long term partnership between the companies. The commercial and contractual aspects of the four-year deal were also non-standard. In this respect, COLT was flexible - not only was it prepared to design a solution to fit the exact needs of the client, but it was willing to work with lastminute.com on the commercial aspects of the deal - by procuring the equipment on its behalf. "This meant that we didn't have to come up with a large down payment or finance the purchase ourselves. We also wanted predictable quarterly repayments, all of which were made possible under the terms of our deal with COLT. In addition COLT bought the maintenance and support agreement from the hardware vendors, thus shifting the responsibility for the upkeep of the equipment away from us," continued Beighton.

At the heart of the lastminute.com architecture is the Sun Fire 6800 server. For mission-critical data centre applications, the UltraSPARC(TM) III technology-based on Sun Fire(TM) 6800 server is a powerful, highly available solution. This server delivers impressive total system performance, full hardware redundancy and a variety of advanced mainframe-class availability features, such as Dynamic Reconfiguration, online upgrades, and concurrent maintenance.

For mission-critical environments such as lastminute.com where manageability, performance, and availability are key, the Sun Fire 6800 server delivers. All servers run the industry leading Solaris Operating Environment. Offering levels of reliability and scalability (from one to over a hundred processors) that are unparalleled in the UNIX market.

Because of the bespoke nature of the application, the site is continually monitored. To ensure that lastminute.com receives the highest level of support, COLT provides the company with its own service delivery manager - who assists with the translation of site performance, provides details on areas such as traffic levels and capacity and makes technical recommendations as necessary. As with all customers with complex hosting solutions, COLT also opted to work closely with lastminute.com to design and measure an individual SLA to meet its availability requirements.

[GRAPHIC OMITTED: Photo of webpage of www.lastminute.com.]

[GRAPHIC OMITTED: Graphic which states the following: "This deal with COLT will help ensure that lastminute.com's performance is faster, more readily available and able to handle more traffic - thus making certain that our customers will have an easier and more enjoyable user experience."

Nigel Beighton, Chief Technology Officer
Lastminute.com]

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COLT and DANTE - Empowering research

Demand for faster Internet speeds shows no sign of relenting. Using the latest leading edge optical technology, COLT and DANTE have not only set new standards, they have moved Internet speeds to an entirely new dimension. Huge bandwidth however is only part of the story - it is the new ground breaking Internet applications it enables that could change the world we live in.

The Background
Collaboration between universities has become a way of life during the last decade for academics and researchers throughout Europe, as the sheer scale of many important research projects has become too great for a single institution to fund or implement.

This close collaboration relies on the ability to send and receive data, often across national borders, quickly and easily. Network capacity and bandwidth therefore are crucial to the academic and research world.

At the heart of which is DANTE, an organisation that plans, builds and manages networking services on behalf of the Consortium of European Research networks, linking some 3,000 universities and other research institutions across the continent. Since 1993, it has provided five generations of increasingly powerful networks as demand for research bandwidth has risen.

The Challenge
Now DANTE has moved in a single quantum leap to give researchers access to massively more data transmission power. In creating the sixth generation network, known as GEANT, it will bring about the greatest number of connected researchers anywhere in the world, all benefiting from one of the world's most powerful research networks.

In fact, its 10 Gigabit capacity makes GEANT capable of providing lines that are a staggering 160,000 times more powerful than a standard domestic phone line. According to DANTE General Manager Dai Davies, "More than just making existing projects more manageable and affordable, a network of this power will enable people to conduct projects that would otherwise have been impossible. Now researchers from all across Europe will be able to work together as closely as if they were in the same lab."

The Solution
This  company  is  COLT,  which is  providing  a  number  of 10 and 2.5  Gigabit
wavelength  services   incorporated  in  a  super-fast  backbone  connecting  32
countries across Europe in a multi-year deal.

One data-hungry venture that is set to use the GEANT network is the pan-European Meteo GRID project, seeking to create a weather-prediction portal to provide on-demand localised weather forecasts.

An  undertaking  of  this  nature  requires   massive   quantities  of  parallel
distributed computing to be conducted in real time via the Internet. Among other factors, it must

[GRAPHIC OMITTED: Graphic which states the following: "One telecommunications company is providing by far the biggest part of the network across Europe, because they were already in most of the cities where we want to be, providing a robust and proven high-speed network across Europe and delivering cost-effective, highly regarded solutions."

Dai Davies, General Manager, DANTE]

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take  into  account  fixed  topographical  data  across  the  entire  continent, integrated with ever-changing weather pattern information from which local forecasts may be extrapolated for up to 48 hours into the future.

According to Professor Geerd-Ruediger Hoffmann of the German Weather Service, "We are committed to using GEANT because of the immense advantages it will give us, not only in exchanging data but also conducting computing remotely in real time across Europe. The power and scalability of the network gives us what we need now and the opportunity for providing even more accurate and more timely localised weather forecasts as our needs grow in the future."

Radiology is another area which is set to be revolutionised by such high bandwidth services. Many of us have experienced the anxiety involved in waiting weeks for x-ray results, as they are mailed to an expert for detailed analysis. With access to such immense bandwidth, this added anxiety will be removed.

According to Robin Rowland Hill of veterinary technology and training company VetLogic, which has close links with a number of UK universities, there are very few people in the whole of Europe with the expertise to precisely judge or diagnose certain medical or veterinary conditions. "Such people are in immense demand, and to make their analysis they often need very detailed x-ray images to work from," he says. "Today's compression technologies are too limited to enable transmission of such high-resolution files across standard bandwidths.

"The availability of up to 10 Gigabit capacity, though, will enable us to cut the time taken to make an accurate diagnosis of such conditions from as long as several weeks, while images are in transit or sat in filing trays, down to a matter of minutes. The implications, not just for convenience but also for human and animal health, are very significant, very positive." There are numerous other applications that could utilise optical technology. Networking families in separate countries together to share a dinner experience, connecting astrological telescopes to PC's on the other side of the world and even remote surgery could all become reality.


[GRAPHIC OMITTED: Graphic which states the following: "10 Gigabit services are at the leading edge of technology, and it is a testament to our core company values of quality and reliability that DANTE selected COLT to provide them with a next generation network."

Phil Paddon, Account Manager, COLT]

[GRAPHIC OMITTED:  Graphic relating to Dante.]


Phil Paddon, DANTE's Account Manager at COLT is delighted that COLT is providing the network which is enabling such a valuable and progressive project. As he says, "This is a very significant contract win for us, demonstrating what can be achieved when you own and operate your own end-to-end network across Europe."

At DANTE, Dai Davies is confident that the availability of GEANT will encourage more universities and research organisations to commence projects and studies that would not otherwise have happened.

"It's a virtuous circle," he says. "More bandwidth will lead to more demand, with researchers being able to conduct truly innovative, ambitious and valuable projects that will directly add to the sum of human knowledge. In that sense, the creation of GEANT is a fundamentally important development, and we're delighted that it's supported by a network as resilient, reliable and secure as COLT's."


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NASDAQ Europe gets trading edge with  COLT-managed  Europe-wide  Virtual Private
Network

NASDAQ Europe gets to market faster and gives members sharper service with COLT's secure, high-speed network.


[GRAPHIC OMITTED: Graphic which states the following: "The network services COLT provides to NASDAQ Europe reinforce our position as the leading partner to the financial services industry, which requires speed, reliability and high-quality service, underpinned by our stringent service level agreements."

Daryl Szebesta, Director of Product Management, COLT]


The Customer
NASDAQ Europe, a subsidiary of The NASDAQ Stock Market, Inc, has been designed as a truly European exchange. Its unique structure and independence from any European national market make it an indispensable partner for innovative companies and forward-looking investors across Europe and beyond.

With its truly pan-European structure enabling seamless cross-border trading and settlement, NASDAQ Europe's goal is to attract European and US companies from all market sectors and ensure that NASDAQ Europe mirrors the diversity and strength of NASDAQ in the US.

The Background
When NASDAQ Europe sought a replacement provider, it required a swift and seamless transition to a trusted, world-reputed supplier that could provide a managed service to a consistently high standard that would encompass the connection needs of its clients. "Our main goal was to replace our existing network supplier within a very tight timeframe and without causing any noticeable downtime to our members," explained Geoff Nutt, Director IT Operations at NASDAQ Europe.

NASDAQ Europe put out a request for proposal (RFP), requiring responses within five days. COLT responded quickly and impressed NASDAQ Europe with its proposed solution. "COLT's technical people provided sound advice and guidance while being able to work within the parameters we imposed," said Geoff Nutt. "COLT also provided assurances that they could work within our rather ambitious timeframes and surpassed these expectations by delivering the majority of the new network within just four weeks."

The Solution
COLT now connects over 40 NASDAQ Europe clients, enabling NASDAQ Europe to transmit real-time quote and trading data, and plan for future expansion. COLT specially designed a bespoke solution that met the exceptionally high levels of network security and resilience NASDAQ required. The resulting IP VPN (IP Virtual Private Network) solution exploits COLT's privately owned and fully managed high capacity fibre-optic network, thereby guaranteeing performance, reliability and long term stability.

COLT deployed a 155MB/s access circuit to each of NASDAQ Europe's two data centres in London, providing substantial capacity and resilience enabling up to 600 members to be supported. COLT installs and manages these member lines, which consist of a 512Kbit/s PVC (Private Virtual Circuit) and a Cisco 2621 router, and supporting

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

equipment on NASDAQ Europe's behalf so that as NASDAQ Europe signs up new clients COLT can bring them online in as short a timeframe as possible.
Typically, COLT shaves one to two weeks off the time it would take another supplier to provide a new client of NASDAQ Europe with a trading connection.

This is possible because of COLT's large client base in the financial services community, which means many banks are already connected to COLT's high-bandwidth fibre network. As well as providing resilience and performance, this lowers the costs to NASDAQ Europe and its customers and ensures shorter lead times for new implementations. "COLT is able to provide NASDAQ Europe with a faster time to market within incredibly ambitious timeframes," said Geoff Nutt.

For example, when a new member was recently brought online in Germany, COLT installed most of the initial network in under four weeks, compared with an industry average of 35 working days.

Additionally, technical backup is now much more efficient, which is vital in a live financial trading environment. With a single network connecting customers, NASDAQ Europe now enjoys greater control of its installations because it no longer has to deal with multiple providers indirectly. "If there is a fault on a circuit, we can now log and progress the call directly with our supplier rather than via a third party, which leads to reduced downtime," explained Geoff Nutt.

The Relationship
The lines of communication between NASDAQ Europe and COLT are considered particularly strong, further enhancing NASDAQ Europe's feeling of being in control of its mission-critical network operations. The emphasis is on partnership, rather than a distant supplier - customer relationship, which Geoff Nutt believes makes a big difference to the service it is receiving. "We have a monthly service review meeting to progress any faults logged in the last month, identify any trends and discuss any upcoming changes or outages. COLT employees are pragmatic and keen to work through and resolve customer issues," he added. "When specific time-critical issues arise, they are reactive and understand the customer's viewpoint." That NASDAQ Europe has selected and trusted COLT to provide the network infrastructure to manage its business-critical data is a substantial further endorsement of COLT's already strong reputation in the financial services sector.


[GRAPHIC OMITTED:  Graphic relating to NASDAQ.]

[GRAPHIC OMITTED: Graphic which states the following: "COLT's leading expertise in the IP VPN arena is well recognised, and because COLT wholly-owns and manages its own inter-city pan-European network, this provided a definite advantage both financially and in terms of network security. COLT is a highly regarded partner for provision of network services to NASDAQ Europe."

Geoff Nutt, Director IT Operations at NASDAQ Europe]

COLT Service Partners

Cisco Systems, Inc. is the worldwide leader in networking for the Internet. Cisco's Internet Protocol-based (IP) networking solutions are the foundation of the Internet and most corporate, education, and government networks around the world. Cisco provides the broadest line of solutions for transporting data, voice and video within buildings, across campuses, or around the world. COLT and Cisco work together to deliver a full range of IP services to business across Europe combining Cisco's market leading technology with COLT's flexibility and quality services.

HP is the leading global provider of products, technologies, solutions and services to consumers and business. The company's offerings span IT infrastructure, personal computing and access devices, global services, imaging and printing. HP's $4 billion annual R&D investment fuels the invention of new products, solutions and technologies, that change markets and create business opportunities. HP invents, engineers and delivers technology solutions that drive business value, create social value and improve the lives of its customers. HP strives to provide the best return on information technology
(RoIT), simple and rewarding customer experiences and deliver focused innovation. COLT and HP work together to deliver integrated solutions to European business customers, using HP's innovative products and services and COLT's high quality, flexible services.


[GRAPHIC OMITTED:  Photo containing COLT logo.]

Microsoft is the worldwide leader in software, services and Internet technologies for personal and business computing. The company offers a wide range of products and services designed to empower people through great software
- any time, any place and on any device. COLT is a Hosted Messaging and Collaboration accredited partner.

Oracle is the world's largest enterprise software company, providing enterprise software to the world's largest and most successful businesses. With annual revenues of more than $9.4 billion, the company offers its database, tools and application products, along with related consulting, education, and support services. COLT is an authorised network provider of connectivity for Oracle in Europe.

Sun's singular vision - The Network is The Computer(TM) - has propelled Sun Microsystems Inc. to its position as a leading provider of industrial-strength hardware, software, and services that make the Net work. Sun can be found in more than 100 countries and on the World Wide Web at sun.com. COLT `s internet solutions hosting centres are SunTone accredited which recognises our outstanding quality of service, and provides official proof of the high quality, reliability, scalability and security of our outsourced products and services.


[GRAPHIC OMITTED:  Photo of buildings.]

A year of significant change

FINANCIAL REVIEW

2002 was a year of significant change for COLT following completion of the majority of the network build at the end of 2001; turnover exceeded (pound)1 billion, net cash inflow from operating activities grew to (pound)139.3 million compared to an inflow of (pound)39.7 million in 2001 and capital expenditure was almost halved to (pound)412.1 million.

[GRAPHIC OMITTED:  Photo of Marina Wyatt, Chief Financial Officer]

[GRAPHIC OMITTED: Graphic which states the following: "A conservative financial structure underpinned by significant cash balances and relatively low cost debt have shielded COLT from the financial pressures which have forces a number of our competitors to restructure and in some cases to shut down."

Marina Wyatt, Chief Financial Officer]

In a challenging economic environment, we again achieved growth across our business by delivering high quality telecommunications services to our corporate and government customers over a unique pan-European, end-to-end network infrastructure complemented by Internet Solution Centres and DSL. At the same time, a conservative financial structure underpinned by significant cash balances and liquid resources and by relatively low cost debt have shielded COLT from the financial pressures which have forced a number of our competitors to restructure and in some cases to shut down.

KEY FINANCIAL DATA4
                                                                 Twelve months ended
                                                                     31 December
                                                 -----------------------------------------------------
                                                     2000 1                  2001 2               2002
                                                 (pound)'m              (pound)'m            (pound)'m
                                                 ---------              ---------            ---------
Turnover                                             640.8                 901.9               1,027.2
Interconnect and network costs
  before exceptional items                          (451.0)               (640.1)               (713.6)
                                                 ---------              ---------            ---------
Gross profit before depreciation
  and exceptional items                              189.8                 261.8                 313.6
Gross profit %                                        29.6%                 29.0%                 30.5%
Network depreciation including
  exceptional items                                  (88.7)               (236.8)               (720.0)
Exceptional interconnect and
  network costs                                       --                   (62.4)                (18.3)
                                                 ---------              ---------            ---------
Gross profit (loss)                                  101.1                 (37.4)               (424.7)
                                                 =========              =========            =========
EBITDA3                                                8.1                  24.6                  71.5
                                                 =========              =========            =========
Loss for period                                     (116.9)               (360.4)               (718.3)
                                                 =========              =========            =========

1.   Data for 2000  excludes  turnover  from  infrastructure  sales of  (pound)46.2  million,  their interconnect and network costs of (pound)27.2 million and EBITDA of (pound)19.0 million.

2.   Data for  2001  excludes  turnover  from  infrastructure  sales of  (pound)3.8  million,  their interconnect and network costs of (pound)2.4 million and EBITDA of (pound)1.4 million.

3.   EBITDA  (earnings  before  interest,   tax,  depreciation,   amortisation,   foreign  exchange,
     infrastructure  sales and exceptional  items) is viewed by management as an operating cash flow measurement.  Refer to note 17 in the financial  statements  for a  reconciliation  to net cash inflow (outflow) from operating activities.

4.   The full U.K. GAAP results are presented under "Group Profit and Loss Account" on page 47.

Turnover of (pound)1,027.2 million in 2002 increased by 13.9%, excluding infrastructure sales, compared to last year, driven by growth in buildings, voice grade equivalents and racks, and improved mix and revenue per switched minute. Pre-depreciation gross profit, excluding infrastructure sales and exceptional items, increased by 19.8% in spite of the continued loss of high margin bandwidth revenue from carriers exiting the market or rationalising their networks. Back-office scale efficiencies drove significant improvement in pre-exceptional selling, general and administrative (SG&A) expenses as a percentage of turnover which dropped from 26.3% in 2001 to 23.6% in 2002. EBITDA in 2002 of (pound)71.5 million, excluding infrastructure sales and exceptional items, was nearly three times the level of 2001.

[GRAPHIC  OMITTED:  Photo containing COLT logo.]

[GRAPHIC OMITTED: Graphic which states the following: "Profitability in an infrastructure based business requires scale and achieving scale requires time. We believe COLT is well positioned with the assets, products, services, people and financial resources to achieve this scale."

Marina Wyatt, Chief Financial Officer]


Capital expenditure on network, services and systems infrastructure totalled (pound)412.1 million in 2002, a reduction of 49%. Importantly, this reduction is a result of completion of the infrastructure build phase of the business plan at the end of 2001. Capital expenditure paid for in 2002 included approximately (pound)125 million in respect of prior years infrastructure investment.

Reflecting the current economic environment it is prudent to ensure that COLT's asset base remains aligned with the realities of the market. Accordingly, we have written down the book value of certain assets including parts of the network, equipment and electronics and selected IT software developments. This action has resulted in an exceptional charge in our 2002 results of (pound)551.0 million. COLT also announced a further reduction in staff levels of up to 800 people and the combined provisions recorded in 2002, including the provision related to the staff reduction of 500 announced in the 2001 Annual Report, amounted to (pound)37.3 million. Following completion of the infrastructure build, and alignment of resources to the harvesting of the opportunities made available by the pan-European network, significant operational efficiencies have been identified and are being implemented.

A strong balance sheet has always been a significant element of the company's strategy and in today's turbulent financial markets this strategy is fundamental. At 31 December 2002 COLT had balances of cash and liquid resources totalling (pound)934.9 million. COLT also took advantage of the volatile financial markets in 2002 to purchase (pound)198.9 million in notes for (pound)97.2 million. We will continue to monitor the trading levels of our notes and may take advantage of other such opportunities to enhance shareholder value if they present themselves.

Profitability in an infrastructure based business requires scale and achieving scale requires time. We believe COLT is well positioned with the assets, products, services, people and financial resources to achieve this scale.


REVIEW OF OPERATIONS 2002 COMPARED TO 2001

Turnover

Turnover, excluding infrastructure sales, increased from (pound)901.9 million in 2001 to (pound)1,027.2 million in 2002, an increase of (pound)125.3 million or 13.9%. Turnover including infrastructure sales in 2001 was (pound)905.7 million. There were no infrastructure sales in 2002. Increased turnover was driven by continued demand for COLT's services from existing and new customers and new service introductions. However, the rate of growth has been affected by the slowdown in economic growth across Europe generally and reduced demand in some areas, particularly the wholesale bandwidth market.

Turnover from switched services increased from (pound)532.6 million in 2001 to (pound)623.4 million in 2002. Growth in switched revenue reflects a change in mix towards higher revenue per minute business. Switched minutes decreased from
20.2 billion in 2001 to 20.0 billion in 2002. Average switched revenue per minute increased by 18% in 2002, compared to 2001. Carrier revenues represented 34% of total switched revenue in 2002 compared with

36% in 2001. Total wholesale (carriers, resellers and ISPs) switched revenues represented 53% of total switched revenues in 2002 compared with 57% in 2001.

Turnover from non-switched services increased from (pound)366.7 million in 2001 to (pound)402.1 million in 2002. Non-switched network services revenue increased from (pound)323.4 million in 2001 to (pound)350.5 million in 2002. eBusiness revenue in 2002 was (pound)51.5 million compared with (pound)43.3 million for 2001 reflecting the purchase of Fitec in July 2001 offset to a certain extent by the impact of the mothballing of a number of ISCs announced in February 2002. Growth in non-switched network services revenue reflected the growth in demand for local, national and international bandwidth services from retail customers, partially offset by circuit cancellations from carriers either exiting the market or rationalising their networks. At 31 December 2002 COLT had approximately 20.4 million voice grade equivalent private wires in service, an increase of 33% compared to 31 December 2001. The growth in non-switched network services revenue also reflects the growing success COLT is achieving in the provision of IPVPN services.

At 31 December 2002, COLT had 2,774 racks installed, an increase of 25% compared to 31 December 2001 and 1,605 eBusiness customers. Non-switched turnover from retail customers represented 72% of total non-switched turnover in 2002 compared to 62% in 2001.

Turnover from other activities was (pound)1.8 million in 2002 and (pound)6.3 million in 2001. Turnover from other activities in 2001 included (pound)3.8 million of infrastructure sales. There were no infrastructure sales during 2002.

Cost of Sales
Cost of sales, before exceptional items and excluding costs associated with infrastructure sales, increased from (pound)803.5 million in 2001 to (pound)925.6 million in 2002, an increase of (pound)122.1 million or 15.2%. Cost of sales in 2001 included costs of (pound)2.4 million in respect of infrastructure sales. There were no infrastructure sales during 2002.

Interconnection and network costs, before exceptional items and excluding costs associated with infrastructure sales, increased from (pound)640.1 million in 2001 to (pound)713.6 million in 2002. The increase was primarily attributable to interconnection payments, the inclusion of Fitec results following its acquisition in July 2001 and the introduction of additional services on COLT's inter-city network. Network depreciation, before exceptional items, increased from (pound)163.4 million in 2001 to (pound)212.0 million in 2002. The increase was attributable to the significant capital expenditure during 2001 related to the building of the network and further investment in fixed assets

[GRAPHIC OMITTED: Bar charts showing quarter to quarter growth of COLT's revenues and customer base from 1999 through 2002, broken down by reporting segment and having the following data points:

Revenue in millions of pounds

                              North   Central     South  eBusiness     Total
    1999 Q1                  45,360    29,958     9,522          0    84,840
         Q2                  46,818    35,104    12,331          0    94,253
         Q3                  50,573    39,937    14,032          0   104,542
         Q4                  54,363    47,447    16,107          0   117,917
    2000 Q1                  58,349    52,434    19,240      2,133   132,156
         Q2                  63,644    59,619    25,311      2,475   151,049
         Q3                  68,031    65,551    29,033      4,078   166,693
         Q4                  70,286    77,858    36,625      5,618   190,387
    2001 Q1                  74,181    85,858    42,256      7,121   209,416
         Q2                  74,445    94,841    45,933      8,859   224,078
         Q3                  77,574    93,164    47,964     12,722   231,424
         Q4                  76,335    98,707    51,149     14,578   240,769
    2002 Q1                  74,363   103,935    55,394     13,106   246,798
         Q2                  76,928   106,669    60,949     13,706   258,252
         Q3                  80,498   105,909    60,545     12,080   259,032
         Q4                  84,702   105,139    60,697     12,638   263,176


         Customers

                              North   Central     South  eBusiness     Total
    1999 Q1                   1,380       797       230          0     2,407
         Q2                   1,533       872       368          0     2,773
         Q3                   1,668     1,067       598          0     3,333
         Q4                   1,826     1,363       834          0     4,023
    2000 Q1                   1,995     1,612       901        233     4,741
         Q2                   2,068     1,890     1,211        397     5,566
         Q3                   2,236     2,187     1,414        486     6,323
         Q4                   2,480     2,454     1,774        680     7,388
    2001 Q1                   2,595     2,726     2,137        843     8,301
         Q2                   2,959     2,859     2,731        996     9,545
         Q3                   2,953     3,127     3,054      1,214    10,348
         Q4                   3,241     3,501     3,231      1,413    11,386
    2002 Q1                   3,436     3,827     3,386      1,628    12,277
         Q2                   3,731     4,295     3,728      1,638    13,392
         Q3                   3,793     4,698     4,048      1,626    14,165
         Q4                   4,282     5,255     4,381      1,605    15,523]
to support the growth in demand for services and new service developments in existing markets.

In 2002 an impairment charge of (pound)508.0 million was recognised relating to the write down of certain parts of the network, equipment and electronics. Exceptional charges of (pound)18.3 million associated with the announced staff reductions were recorded in 2002. In 2001 an impairment charge of (pound)73.4 million was recognised relating to the "mothballing" of Internet Solution Centres (ISC) and further charges of (pound)62.4 million were recorded relating to the write down of inventory held for sale and provisions against mothballed ISC rental and other obligations.

Operating Expenses
Operating expenses, before exceptional items, increased from (pound)284.1 million in 2001 to (pound)292.0 million in 2002, an increase of (pound)7.9 million or 3%.

Selling, general and administrative expenses (SG&A), before exceptional items, increased from (pound)237.1 million in 2001 to (pound)242.1 million in 2002. SG&A as a proportion of turnover improved from 26.3% in 2001 to 23.6% in 2002. Other depreciation and amortisation, before exceptional items, increased from (pound)47.0 million in 2001 to (pound)49.9 million in 2002. In 2002 an impairment charge of (pound)43.0 million was recognised relating to the write down in net book value of leasehold improvements in excess leased space and selected IT software developments. Exceptional charges of (pound)18.9 million associated with the announced staff reductions were recorded in 2002. In 2001 an impairment charge of (pound)12.0 million was recorded relating to the write down in net book value of leasehold improvements in excess leased space and a further charge of (pound)27.9 million was also recognised relating to provisions against future rents in the excess leased space.

Interest receivable, interest payable and similar charges
Interest receivable decreased from (pound)60.7 million in 2001 to (pound)38.1 million in 2002 due to decreased average balances of cash and investments in liquid resources and lower rates of return.

Interest payable and similar charges were (pound)112.0 million in 2001 compared with (pound)96.3 million in 2002. The decrease was due primarily to reduced debt levels reflecting the purchase of (pound)198.9 million of the Company's outstanding notes during 2002. In 2001 (pound)143.5 million of debt was purchased.

Interest payable and similar charges in 2002 included: (pound)36.1 million of interest and accretion on convertible debt; (pound)57.5 million of interest and accretion on non-convertible debt and (pound)2.7 million of interest, bank commitment fees and unwinding of discounts on provisions.

[GRAPHIC OMITTED: Bar charts showing quarter to quarter growth of COLT's buildings connected, private wire "voice grade equivalents" and switched minutes from 1999 through 2002, broken down by reporting segment and having the following data points:

Buildings Connected

                              North   Central     South      Total
    1999 Q1                   1,236       970       253      2,459
         Q2                   1,320     1,174       343      2,837
         Q3                   1,416     1,399       456      3,271
         Q4                   1,522     1,652       607      3,781
    2000 Q1                   1,624     1,885       727      4,236
         Q2                   1,726     2,171       857      4,754
         Q3                   1,834     2,462       981      5,277
         Q4                   1,949     2,705     1,151      5,805
    2001 Q1                   2,068     2,878     1,352      6,298
         Q2                   2,183     3,053     1,567      6,803
         Q3                   2,291     3,249     1,794      7,334
         Q4                   2,387     3,428     2,028      7,843
    2002 Q1                   2,474     3,532     2,200      8,206
         Q2                   2,564     3,676     2,368      8,608
         Q3                   2,663     3,747     2,540      8,950
         Q4                   2,730     3,784     2,724      9,238


         Private Wire VGEs in '000s

                              North   Central     South      Total
    1999 Q1                   1,127       622        85      1,834
         Q2                   1,307       855       132      2,294
         Q3                   1,550     1,158       211      2,919
         Q4                   1,855     1,474       332      3,661
    2000 Q1                   2,144     1,790       393      4,327
         Q2                   2,520     2,347       507      5,374
         Q3                   3,004     3,178       659      6,841
         Q4                   3,326     4,251       909      8,486
    2001 Q1                   3,881     5,138     1,229     10,248
         Q2                   4,542     6,013     1,505     12,060
         Q3                   5,548     6,691     1,725     13,964
         Q4                   6,013     7,234     2,085     15,332
    2002 Q1                   6,089     7,238     2,426     15,753
         Q2                   6,913     7,681     2,570     17,164
         Q3                   7,724     8,248     2,769     18,741
         Q4                   8,749     8,541     3,133     20,423]


         Switched Minutes in millions

                              North   Central     South      Total
    1999 Q1                     937       471       152      1,560
         Q2                     947       509       204      1,660
         Q3                   1,181       603       244      2,028
         Q4                   1,411       814       364      2,589
    2000 Q1                   1,693     1,024       533      3,250
         Q2                   1,869     1,371       708      3,948
         Q3                   1,889     1,535       718      4,142
         Q4                   1,636     1,859       923      4,418
    2001 Q1                   1,740     2,006       879      4,625
         Q2                   1,958     2,157       923      5,038
         Q3                   2,007     2,169       887      5,063
         Q4                   2,029     2,643       850      5,522
    2002 Q1                   1,562     2,979       786      5,327
         Q2                   1,307     2,862       949      5,118
         Q3                   1,234     2,506       852      4,592
         Q4                   1,354     2,682       967      5,003

Amounts written off investment in own shares
In 2002, COLT recognised a charge of (pound)0.4 million relating to the revaluation of shares held in a trust for certain compensations plans, compared to a charge in 2001 of (pound)2.8 million.

Gain on purchase of debt
COLT recorded a gain of (pound)101.7 million during 2002 as a result of the purchase of a number of its notes by COLT Telecom Finance Limited, compared to a gain in 2001 of (pound)58.8 million.

Exchange gain (loss)
In 2002, COLT had exchange gains of (pound)12.4 million, compared with losses of (pound)5.2 million in 2001. These gains and losses were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars. In 2002 an exceptional gain of (pound)4.8 million was recognised on the cancellation of financial hedge instruments after cancellation of a bank facility whose terms required hedging of the related foreign currency risk.

Loss for period
For the twelve months ended 31 December 2001 and 31 December 2002, COLT generated losses on ordinary activities of (pound)360.4 million and (pound)718.3 million respectively, and therefore did not incur a tax obligation.

REVIEW OF OPERATIONS 2001 COMPARED TO 2000

Turnover

Turnover, excluding infrastructure sales, increased from (pound)640.8 million in 2000 to (pound)901.9 million in 2001, an increase of (pound)261.1 million or 41%. Turnover including infrastructure sales in 2000 and 2001 was (pound)687.0 million and (pound)905.7 million, respectively. In 2001, 72% of turnover, excluding infrastructure sales, was generated outside the UK compared with 65% during 2000. Increased turnover was driven by continued demand for COLT's services from existing and new customers, new service introductions and the expansion of COLT's addressable market. However, the rate of growth has been affected by the slowdown in economic growth across Europe generally and reduced demand in the wholesale bandwidth market.

Turnover from switched services increased from (pound)405.3 million in 2000 to (pound)532.6 million in 2001. Growth in switched revenue reflects an increase in the number of markets in which COLT provided switched services and growth in switched minutes from 15.8 billion in 2000 to 20.2 billion in 2001. Average switched revenue per minute increased by 2% in 2001, compared to 2000 primarily as a result of changes in mix somewhat offset by price declines. Carrier revenues represented 36% of total switched revenue in 2001 compared with 37% in 2000.

Turnover from non-switched and other services, excluding infrastructure sales, increased from (pound)235.5 million in 2000 to (pound)369.2 million in 2001. Growth in non-switched and other revenue reflects continuing growth in demand for local, national and international bandwidth from both corporate and wholesale customers, partially offset by circuit cancellations from selected carriers exiting the market or rationalising their networks. Increased turnover also reflects growth in Internet related services including hosting, the introduction of new services including IPVPN, expansion into new markets and the inclusion of Fitec results following its acquisition in July 2001. At 31 December 2001 COLT had over 15 million private wire voice grade equivalents in service, an increase of 80% compared to 31 December 2000 and 2,212 racks installed, an increase of 95% compared to 31 December 2000. Turnover from non-switched and other services, excluding infrastructure sales, represented 41% of total turnover in 2001 compared with 37% in 2000. Including infrastructure sales, turnover from non-switched and other services increased from (pound)281.7 million in 2000 to (pound)373 million in 2001.

Cost of Sales
Cost of sales, before exceptional items and excluding costs associated with infrastructure sales, increased from (pound)539.7 million in 2000 to (pound)803.5 million in 2001, an increase of (pound)263.8 million or 49%.

Interconnection and network costs, before exceptional items and excluding costs associated with infrastructure sales, increased from (pound)451.0 million in 2000 to (pound)640.1 million in 2001. The increase was primarily attributable to interconnection payments associated with the 28% increase in switched minutes in the year, as well as additional network operating costs related to growth achieved in the 27 city-networks and 10 Internet Solution Centres (ISC) in service at 31 December 2000 and the new networks and new ISCs brought into service during 2001. In addition, operating costs attributable to the expansion of COLT's inter-city network contributed to the increases in interconnection and network costs.

Network depreciation, before exceptional items, increased from (pound)88.7 million in 2000 to (pound)163.4 million in 2001. The increase was attributable to further investment in fixed assets to support the growth in demand for services, new service developments in existing markets, including hosting services, expansion of the inter-city network and entry into new markets.

In 2001 an impairment charge of (pound)73.4 million was recognised relating to the closing or "mothballing" of Internet Solution Centre capacity and writing down certain equipment and electronics. Additional charges of (pound)28.8 million and (pound)33.6 million were also recognised relating to the write down of ducts on the German section of our inter-city network allocated for sale to other carriers ("Inventory held for future sale" on the Balance Sheet) and provisions against future rents, services and reinstatement costs in the Internet Solution Centres, respectively.

Operating Expenses
Operating expenses, before exceptional items, increased from (pound)205.0 million in 2000 to (pound)284.1 million in 2001, an increase of (pound)79.1 million or 39%.

Selling, general and administrative expenses (SG&A), before exceptional items, increased from (pound)181.7 million in 2000 to (pound)237.1 million in 2001. The increase was primarily due to increased personnel, office space, marketing and information technology expenses associated with the expansion of COLT's customer base, new services development and expansion into new markets. SG&A as a proportion of turnover improved from 28.4% in 2000 to 26.3% in 2001.

Other depreciation and amortisation, before exceptional items, increased from (pound)23.3 million in 2000 to (pound)47.0 million in 2001. The increase was due mainly to depreciation on increased investment in information technology, customer service and support systems and office equipment in existing and new markets.

In 2001 an impairment charge of (pound)12.0 million was recognised relating to the write down in net book value of leasehold improvements in excess leased space and selected IT software developments. An additional charge of (pound)27.9 million was also recognised relating to provisions against future rents, services and reinstatement costs in the excess leased space.

Interest receivable, interest payable and similar charges
Interest receivable decreased from (pound)80.5 million in 2000 to (pound)60.7 million in 2001 due to decreased average balances of cash and investments in liquid resources and lower rates of return.

Interest payable and similar charges were (pound)104.8 million in 2000 compared with (pound)112.0 million in 2001. The increase was due primarily to increased debt levels reflecting the issuance of senior notes in April 2000 partially offset by the purchase and cancellation of approximately (pound)143 million of the Company's outstanding notes during the third quarter of 2001. Interest payable and similar charges in 2001 included: (pound)43.3 million of interest and accretion on convertible debt; (pound)67.7 million of interest and accretion on non-convertible debt and (pound)1.0 million of interest and bank commitment fees.

Amounts written off investment in own shares
In 2001 COLT recognised a charge of (pound)2.8 million relating to the revaluation of shares held in a trust for certain compensations plans.

Gain on purchase of debt
COLT recorded a gain of (pound)58.8 million as a result of the purchase of a number of its notes by COLT Telecom Finance Limited during the third quarter of 2001.

Exchange gain (loss)
In 2001, COLT had exchange losses of (pound)5.2 million, compared with losses of (pound)7.7 million in 2000. These losses were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars.

Loss for period
For the twelve months ended 31 December 2000 and 31 December 2001, COLT generated losses on ordinary activities (pound)116.9 million and (pound)360.4 million respectively, and therefore did not incur a tax obligation.

LIQUIDITY AND CAPITAL RESOURCES
The costs associated with the initial installation and expansion of COLT's networks and services, including development, installation and initial operating expenses have resulted in negative cash flows. Capital expenditure reduced in 2002 and is expected to reduce further in 2003. Negative cash flows are expected to continue until an adequate customer base and related revenue streams have been established.

In 2002, net cash inflow from operations was (pound)139.3 million compared with net cash inflow of (pound)39.7 million in 2001. Changes to cash flow from operations include the effect of the timing of stage billings and payments with the telecommunications operators associated with the construction of the Company's inter-city network. Net cash outflow from returns on investments and servicing of finance, capital expenditure and financial investment and acquisitions and disposals decreased from (pound)780.8 million in 2001 to (pound)439.3 million in 2002. The decrease in net cash outflow was primarily as a result of reduced purchases of tangible fixed assets, which decreased from (pound)804.3 million in 2001 to (pound)412.1 million in 2002. In addition, COLT purchased in 2002, (pound)198.9 million of notes for (pound)97.2 million compared to (pound)143.5 million of notes for (pound)84.7 million in 2001.

In 2001 proceeds of (pound)498.9 million were raised from placements of ordinary shares. Balances of cash and investments in liquid resources at 31 December 2002 totalled (pound)934.9 million compared with (pound)1,304.5 million at 31 December 2001.

TREASURY POLICY
The Company operates a centralised treasury function, the prime objective of which is to manage both the working capital and capital expenditure requirements of the Company. In addition to liquidity risks, the principal financial risks to which the Group is exposed arise from volatility in foreign currency exchange rates and interest rates. The Board regularly reviews these risks and approves associated risk management policies, including treasury strategy.

Liquidity Risk
The Company has financed its operations through a mixture of issued share capital and long term convertible and non-convertible debt. The proceeds from these issues are placed on short term deposit prior to being invested in the Company's operating companies to fund operations and expansion. During 2002, the Company cancelled a (pound)75 million bank facility. In addition to the financial instruments issued to finance its operations and expansion, the Company holds other financial instruments in the normal course of business such as trade debtors and trade creditors.

Other than as discussed below, the Company does not use, and has no current intention to use, any other derivative financial instruments.

Foreign currency risk
The Company is exposed to fluctuations in foreign currencies as its revenues, costs, assets and liabilities are, for the most part, denominated in local currencies. To manage this exposure, the Company's strategy is to raise its financing in a combination of British pounds and Euro denominated instruments to the extent possible in proportion to its existing net investment and committed capital expenditure in those currencies, offsetting currency differences arising with similarly denominated borrowings.

In addition to the financing raised in British pounds and Euros, the Company holds U.S. dollars as a result of issuing shares and senior discount notes in the United States. The Company remains exposed to currency fluctuations between British pounds and the U.S. dollar on relative balances of outstanding senior discount notes and U.S. dollar denominated cash and liquid resources.

As required by its bank facility agreement, the Company was required to maintain financial hedging instruments to offset exchange rate risk with respect to payments required on U.S. dollar denominated senior discount notes during the term of the facility. The financial hedge instruments were disposed of following cancellation of this facility. From time to time, the Company has entered into forward contracts to purchase foreign currencies to fund a portion of the Company's capital expenditure in those currencies. At 31 December 2002, no such contracts were outstanding.

Interest rate risk
The Company has managed risks associated with fluctuating interest rates by raising debt at fixed rates. Furthermore, by raising some debt as convertible debt, interest exposure on debt is further reduced. While fixed rate debt removes the cash flow risks associated with changing interest rates it does expose the Company to a level of market risk if rates alter significantly. As interest is earned on cash deposits and liquid resources at variable as well as fixed rates, changes in interest rates will have an impact on the amount of interest income earned.

Concentration of credit risk
Financial instruments which potentially subject the Company to concentration of credit risk consist principally of accounts receivable and cash and investments in liquid resources. Management believes the concentration of credit risk associated with accounts receivable is minimised due to distribution over many customers and different industries and risks associated with the Group's cash are mitigated by the fact that these amounts are placed in what management believes to be high quality financial institutions. The Group has not experienced any losses to date on its deposited cash.


Sensitivity analysis
As a result of the procedures the Company has implemented to manage foreign currency exchange and interest rate risk as described above, a 10% change in the value of British pounds relative to other currencies would lead to a corresponding change in the fair value of its foreign currency denominated financial instruments of approximately (pound)3.0 million. A 10% change in interest rates across all maturities would lead to a corresponding change in the Company's earnings of approximately (pound)6.4 million based on the interest bearing assets and liabilities held during 2002.



/s/ Marina Wyatt
Marina Wyatt Chief Financial Officer

COLT Telecom Group plc Board of Directors

[GRAPHIC  OMITTED:  Photo of Board of Directors.]

[GRAPHIC OMITTED: Graphic which states the following:
Back row from left to right
Vincenzo Damiani Non Executive Director
Mark Jenkins Group Director Legal Services and Secretary to the
  Board of Directors
Robert Hawley (CBE) Non Executive Director
Timothy Hilton Non Executive Director
H.F. van den Hoven (KBE) Non Executive Director

Front row from left to right

James Curvey Non Executive Director, Steve Akin President & CEO
Barry Bateman Chairman, Paul Chisholm Non Executive Director]


Steve Akin - President & Chief Executive Officer
Mr. Akin (57) was appointed President & Chief Executive officer of COLT on 25 July 2002. He served as President of Fidelity Capital, the emerging business development arm of Fidelity Investments between January 1999 and July 2002 and as a member of Fidelity's Operating Committee. From 1997 to 1999 he was President of Fidelity Investments Systems Company in which position he served as Chief Information Officer responsible for computer operations, global telecommunications networks and enterprise-wide applications support and development. Prior to joining Fidelity in 1992 as President of Fidelity Retail Investor Services, Mr. Akin was President of Sprint Long Distance Consumer
Services Group. He also served as Senior Vice President of National Customer Operations of Sprint. In 1987, Mr. Akin was Chief Operations Officer at United Telephone Company Midwest Group. Previously, Mr. Akin served as Chief Operations Officer at United Telephone of Indiana. He was appointed to the Board of Directors of COLT on 23 July 2002.

Barry Bateman - Chairman
Mr. Bateman (57) is Vice Chairman of Fidelity International Limited, having served as President of Fidelity International Limited from 1991 until 2001. Mr. Bateman joined Fidelity in 1981, initially as Marketing Director. From 1989 to 1991, he was Managing Director of Fidelity Investment Management Ltd and from 1986 to 1989 he served as Managing Director of Fidelity Investment Services Ltd. Prior to joining Fidelity. Mr. Bateman was Marketing Director at Datastream from 1975 until 1981 and prior to this served as Research Director at Hoare Govett Ltd. from 1972 until 1975. Mr. Bateman served as Chairman of AUTIF from 1991 until 1993 and is currently a Director of the Investment Management Association. He was appointed to the Board of Directors of COLT on 27 September 1996 becoming the non executive Chairman on 1 January 2003.

Paul Chisholm - Non Executive Director
Mr. Chisholm (54) served as the President of COLT from 1995 and Chief Executive Officer of COLT from 1996, until January 2001 when he resigned from his executive position. He was appointed to the Board of Directors of COLT on 22 September 1996. He served as the first Managing Director of COLT Telecommunications from its inception in 1992 until 1995. From 1988 until 1992, he was the first Vice President and General Manager of Teleport Communications Boston, Inc., one of the first competitive access providers in the U.S. From 1985 until 1988, Mr. Chisholm was the Vice President - Telecommunications of Shawmut Bank in Boston. From 1974 until 1985, he was employed in various management positions at New England Telephone & Telegraph Co. and AT&T Corp. He served as the first Chairman of the Other Licensed Operators Group, a regulatory reform group in the United Kingdom from 1993 to 1995. Mr. Chisholm is also a non executive director of Sycamore Networks Inc. and Netifice Communications Inc.

James Curvey - Non Executive Director
Mr. Curvey (67) is a Director and Vice Chairman of FMR Corp.. He was appointed to the Board of Directors of COLT on 27 September 1996 and non executive
Chairman between May 1999 and December 2002. Mr. Curvey joined Fidelity Investments in June 1982, as Vice President, Human Resources, became Senior Vice President for Administration in January 1983 and President of Fidelity Capital in December 1986. He served as Chief Operating Officer of FMR from May 1997 until September 1998 and as President and Chief Operating Officer of FMR Corp. from September 1998 until July 2000. Prior to joining Fidelity Investments, Mr. Curvey was Vice President, Human Resources for Chase Manhattan Corp. in New York. Before joining Chase Manhattan Corp. in 1976, Mr. Curvey served for six years, as Director of Personnel for the Department of Housing and Urban Development in Washington, D.C. Mr. Curvey is a Director of Geerlings & Wade, a wine distribution company.

Vincenzo Damiani - Non Executive Director
Mr. Damiani (63) was until August 2002 Corporate Vice President, EDS Corporation and a member of the EDS Executive Board for Europe, Middle East and Africa with specific responsibility for the Mediterranean Region and Chairman of the Board of EDS Italy. Before joining EDS in 1997, Mr. Damiani spent 29 years at IBM where he held several management positions, including President of Marketing and Services of IBM Europe, Middle East and Africa. Mr. Damiani was also a member of the Executive European Committee and member of the Board of IBM Europe. In 1993 Mr. Damiani was appointed Corporate Vice President and President of Digital Equipment Europe. Mr. Damiani is a non executive Director of Banca di Roma, and is a member of its Executive Committee. Mr. Damiani is also a non executive director of Augeo Holding BV. He was appointed to the Board of Directors of COLT on 23 July 2002.

Robert Hawley (CBE) - Non Executive Director
Dr. Hawley (66) was Chief Executive of British Energy plc until 1997 and before that until 1995 he was Chief Executive of Nuclear Electric plc. He is the Chairman of Taylor Woodrow plc, and a non executive director of Rock Tron plc, Rutland Trust plc and Creative Value Network (CNV) Ltd. Dr. Hawley is advisor to HSBC Investment Bank plc and is registered with the Securities and Futures Authority. He was Chairman of the Engineering Council and the Particle Physics and Astronomy Research Council and the CBI/UK Korea Economic Co-operation Council. He was appointed to the Board of Directors of COLT on 21 August 1998.

Timothy Hilton - Non Executive Director
Mr. Hilton (50) is President of Fidelity Broadband Group. He joined Fidelity in 1996 as Senior Vice President of Fidelity Capital, became a Managing Director and served as President of Fidelity Capital from June 1997 until July 1999 and served as President of Fidelity Ventures from January 1999 until April 2000. Prior to joining Fidelity Mr. Hilton was a senior partner and member of the management and executive committees of the Boston based corporate law firm of Sullivan & Worcester. He was appointed to the Board of Directors of COLT on 26 May 1999.

H.F. van den Hoven (KBE) - Non Executive Director
Mr. van den Hoven (79) served as Chairman of the Supervisory Board of ABN Amro Bank from 1984 to 1994 and as Chairman of Unilever N.V. from 1976 to 1984. He was appointed to the Board of Directors of COLT on 27 September 1996. He is a member of the supervisory board of Hunter Douglas and is a director for a number of funds managed by Fidelity International Limited.

Mark Jenkins - Executive Director & Company Secretary
Mr. Jenkins (45) was appointed Director of Legal Services and Company Secretary in May 1998 and to the Board of Directors of COLT on 23 May 2002. Between 1992 and 1998 he was Group Company Secretary and Head of Legal of Peek plc. From 1987 until 1992 he was Company Secretary of SKF (UK) Limited the UK operations of AB SKF the Swedish multinational rolling bearing manufacturer, and between 1985 and 1987 he was Group Company Secretary's Assistant at M.K. Electric Group plc. From 1981 until 1985, he practised at the Bar.

REPORT OF THE BOARD OF DIRECTORS

The directors submit their report and the audited financial statements for the year ended 31 December 2002.

Principal Activities and Review of Business
The consolidated profit and loss account for the year is set out on page 47 and the financial review is set out on pages 20 to 27. All cash generated will be reinvested for the foreseeable future and the directors are not recommending the payment of a dividend.

COLT is a leading provider of high bandwidth data, Internet and voice and advanced telecommunication services to business and governmental customers across Europe. COLT operates state-of-the-art fibre-optic networks in the major financial and business centres of Europe with each of its local city-networks and Internet Solution Centres inter-linked to form a single IP-based pan-European network. A review of the Company's activities is set out on pages 4 to 17.

Future Developments
The Company has substantially completed its network build phase. It is therefore giving even greater focus to the continued development and delivery of its products and services through the fibre-optic telecommunications networks that it has developed in Europe and to building its multinational customer base through the leveraging of local presence and market knowledge as set out in the review of the company's activities on pages 4 to 17.

Employees
The objective of the Company's relationship with its employees is to maximise every opportunity for employees to share in the Company's success, from owning shares to taking responsibility at the earliest opportunity. This objective is underpinned by an employment approach, which measures each individual by their personal contribution to the success of the Company. The culture of the Company is also one of equality of opportunity in both recruitment and promotion. The Company is committed to attracting and retaining the best people based upon ability and merit. The Company is conscious of its obligations to disabled persons and makes every effort to ensure they receive equal opportunities and are not discriminated against on grounds of their disability. It is the policy of the Company that disabled people receive full and fair consideration for all job vacancies for which they are suitable applicants. Employees who become disabled during their working life will be retained in employment wherever possible and will be given help with any necessary rehabilitation and retraining. The Company is, where practicable, prepared to modify equipment and procedures, in order to make full use of an individual's abilities.

The Company operates internationally and its employment policies are designed to meet local requirements and conditions. It is Company policy to keep employees as fully informed as possible on matters which effect them through direct face-to-face briefings and other established procedures for communication.

Health & Safety
The Company considers the health, safety and welfare of its employees and others that may be affected by its activities to be of primary importance to the success of the Company. COLT recognises that a safe and healthy company is as important to long term strength and stability as other key aspects such as cost management, quality and productivity. All of these elements are considered to be closely interrelated and mutually dependent. Consequently, employees' contributions to the continual improvement of the Company's health and safety performance are recognised as being of equal importance to other aspects of our business performance.

It is the Company's belief that all work related incidents and ill health can be prevented. The Company aims to eliminate all unnecessary and unacceptable risks from the work environment and reduce all remaining risks to a tolerable level. The correct way to do any job is the safe way, and the Company undertakes to ensure that staff are provided with the resources they need to carry out every job safely. Whilst meeting UK and European legislative requirements, the Company will endeavour to surpass the minimum standards of compliance and strive towards achieving and ultimately setting the standards of health and safety best practice within the telecommunications industry. In order to achieve the above two key objectives the Company in the UK has developed and implemented a proactive Safety Management System, based on the principles of continual development and improvement. The Company undertakes to fully support the implementation and integration of the Safety Management System throughout all aspects of our business.

Charitable and Political Contributions
The contributions made during 2002 for charitable purposes were (pound)112,120. There were no political contributions made during the year.

Environment
The Company is committed to using working practices designed to protect and safeguard the environment. This is important for all aspects of the Company's business but particularly so when undertaking its network construction works. The Company accepts that it has a responsibility to ensure that work is carried out in a manner that will not cause damage to the environment and that the effects of construction on the environment are not lasting.

In recognition of the possible impacts that our activities can have on the environment we have formed in our UK business a cross-functional environmental steering committee which has received training in environmental management and having undertaken an Initial Status Review of environmental impacts is now working on the development of an environmental management system.

Environmental impacts most relevant to the company include energy and fuel use, the storage of fuel oil for generators, water use and waste generation. All services are provided and delivered in a manner calculated to ensure that there is no inappropriate waste and with a heightened awareness of the environmental issues and the potential effects on the community generally. It is the responsibility of our employees to work in a manner that will not have a detrimental effect on the environment and to provide services of the highest quality that have a beneficial effect for our customers and the community in which we operate.

Creditor Payment Terms
COLT Telecom Group plc is a holding company and therefore has no trade creditors. It is the normal policy and practice of the Company's subsidiaries to agree to the terms of transactions, including payment terms with suppliers and, provided such suppliers perform in accordance with such terms, that payment is made accordingly. At 31 December 2002, the number of days of annual purchases represented by year end creditors for the Company's subsidiaries was 35 days (2001: 41 days).

Share Capital
Changes to the share capital of the Company are set out in note 13 of the Annual Report. At the Annual General Meeting in May 2002 the shareholders authorised the Company to purchase its own shares up to a maximum number of 150 million and a resolution to extend this authority will be proposed at the forthcoming Annual General Meeting. No such shares were purchased by the Company during the year and no contract has been entered into in respect of any such purchase. The special voting rights redeemable share with a nominal value of 10p which gave COLT inc. rights in certain circumstances to cast a majority of votes at general meetings of the company and ceased to give those rights on 31 December 2001 was subdivided and redesignated as four ordinary shares of 2.5p each at the AGM held on 23 May 2002.

Substantial Holdings
The directors are aware of the shareholders (see table below) who at 1 March 2003 have interests (within the meaning of Part VI of the Companies Act) which represent, or will represent, 3% or more of the issued ordinary share capital of the Company.

Shareholder                                          Number of Ordinary Shares
-----------                                          -------------------------

FMR Corp 1                                           449,697,514
Fidelity Investors Limited Partnership 2             313,073,111
Amvescap plc 3                                       190,352,579
Fidelity International Limited 4                      80,634,479

1. FMR Corp.'s (82 Devonshire Street, Boston, Massachusetts 02109 USA) holding is through (a) the holding of Colt, Inc. which is an indirect wholly owned subsidiary of FMR Corp., which is therefore also interested in the Company's Ordinary Shares, (b) 94,467,409 Ordinary Shares owned beneficially by The Colt Inc. 2002 Annuity Trust, 75,646,760 Ordinary Shares owned beneficially by The Colt, Inc. 2001 Annuity Trust and 2,321,627 Ordinary Shares owned beneficially by The Colt, Inc. 2001 Charitable Trust (together, the `'COLT Trusts"). The Trustee of the COLT Trusts is a wholly-owned subsidiary of FMR Corp, (c) Strategic Advisers, Inc., a wholly-owned subsidiary of FMR Corp., which has sole voting power of 59,787,569 Ordinary Shares beneficially owned by three charitable foundations managed by Strategic Advisers, Inc.: Edward C. Johnson Fund (9,715,293 Ordinary Shares), Fidelity Foundation (9,810,218 Ordinary Shares); and Fidelity Non-Profit Management Foundation (40,798,173 Ordinary
Shares), and (d) 665,200 Ordinary Shares owned beneficially by the COLT Incentive Shares Plan Trust, of which Colt, Inc. is the joint trustee.

2. Fidelity Investors Limited Partnership (82 Devonshire Street, Boston, Massachusetts 02109 USA) is a Delaware limited partnership.

3. Amvescap plc (30, Finsbury Square, London, EC2A 1AG) is a fund manager whose interest is a non-beneficial interest held either directly, or through its subsidiary companies.

4. Fidelity International Limited (Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda HM-19) is a Bermuda company.

Relationship Agreement
In December  1996, the Company  entered into a  Relationship  Agreement with FMR
Corp., COLT Inc., Fidelity Investors Limited Partnership, FIL Bank and Trust Company Limited and Fidelity International Limited (the "Contracting Parties"). In general, the Relationship Agreement will continue in effect while the Contracting Parties or their affiliates hold at least 30% of the share capital of the Company. The Relationship Agreement contains certain undertakings by the contracting parties, including undertakings relating to voting for directors, non-competition, arms-length dealings and acquisition of additional ordinary shares of the Company.

Consulting
Both the Company and Fidelity Capital Associates Inc. ("FCA") (a wholly owned subsidiary of FMR Corp.) have entered into separate 10 year agreements with each other to provide to the other certain consultancy services. The consultancy services the Company has agreed to provide to FCA include, regulatory and economic advice, assistance in applying for licences and advice on FCA network construction (outside Europe). The Company is entitled to fees for services rendered at prevailing market rates for such services which will only be provided if not detrimental to the business or operations of the Company, as determined by the Company's independent directors. FCA's consultancy services to the Company include on an as and when needed basis, assistance in establishing and maintaining the Company's relationships with banks and other financial institutions, providing tax planning advice and financial and strategic planning. FCA is entitled to fees at the then prevailing market rates for such services. Both of the above agreements are terminable for material breach.

Insurance
The Company maintains comprehensive insurance policies, which the Company believes are adequate for the Company's purposes and the nature of the business and markets in which the Company operates. During the year the Company maintained liability insurance for its directors and officers.

Directors
The directors for the Company are listed on pages 28 and 29.

Directors' Interests in Shares of the Company
The interests of directors in the Company's ordinary shares (all of which are beneficial interests) at 1 January 2002 or date of appointment if later, and 31 December 2002, are shown below:

                               1-Jan-02        31-Dec-02
                               --------        ---------

Steven P. Akin                       --               --
Barry R. J. Bateman                  --               --
Paul W. Chisholm              4,649,917        4,670,582
James C. Curvey                      --               --
Vincenzo Damiani                     --           29,834
Robert Hawley (CBE)              28,759           49,423
Timothy T. Hilton                46,080           46,080
H. F. van den Hoven (KBE)        43,373           70,086
Mark A. Jenkins                     837           2,5221

1. This total includes 1,685 bonus shares awarded to Mr. Jenkins under the terms of the Deferred Bonus Plan, and although do not vest until February 2004, Mr. Jenkins is for the purposes of this disclosure deemed to have an interest in them.

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

Between 31 December 2002 and 1 March 2003, there has been no change in the interests of the directors in the Company's shares or in the numbers of shares subject to option held by them.

Auditors
The Company's auditors, PricewaterhouseCoopers converted into a Limited Liability Partnership (LLP) on 1 January 2003, following which PricewaterhouseCoopers resigned as auditors and the directors appointed the new firm PricewaterhouseCoopers LLP as auditors. A resolution to reappoint PricewaterhouseCoopers LLP will be proposed at the next Annual General Meeting.

Annual General Meeting
An Annual General Meeting of the Company is to be held on 25 April 2003 at The Capital Club, 15 Abchurch Lane, London, EC4 7BB, and separate notification of this meeting will be sent to shareholders.


/s/ Mark A. Jenkins

By Order of the Board of Directors
Mark A. Jenkins
Secretary


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
CORPORATE GOVERNANCE STATEMENT

Corporate Governance Combined Code Statement
The directors recognise the importance of adopting good corporate governance practices in the best interests of shareholders as a whole. The principles of good governance set out in Section 1 of the Combined Code have been applied in the following way:

DIRECTORS
The Board, which meets not less than four times each year, is primarily responsible for Company strategy and approval of budgets, acquisition and divestment policy. Certain matters may be delegated from time to time to the Sub-Committee of the Board.

The Board has established four committees as follows:

The Audit Committee: comprising exclusively of non executive directors Messrs. van den Hoven (Chairman), Hawley and Damiani. The Audit Committee examines the process of internal control and financial reporting, accounts and interim statements. It also reviews the independence, scope, quality and cost effectiveness of the external audit and provides a forum through which both internal and external auditors report to the Board. The Audit Committee meets not less than three times in each year and reports to the Board.

The Nominating Committee: comprising Messrs. Chisholm (Chairman), Bateman, Curvey, and Hawley. The Nominating Committee nominates directors for appointment to stand for election to the Board.

The Sub-Committee of the Board: comprising Messrs. Bateman (Chairman), Akin and any other director, as appropriate. The Sub-Committee oversees the management of the business and affairs of the Company generally in accordance with the authority delegated by the Board from time to time.

The Compensation Committee: comprising Messrs. Bateman (Chairman), Curvey and Damiani. The Compensation Committee examines and makes recommendations with regard to the compensation of executive directors of the Company and is responsible for approving the grant of options and shares under the COLT Telecom Group Share Plan, the COLT Performance Share Plan and the COLT Deferred Bonus Plan. The scope of the Committee is set out on page 38.

Chairman and CEO
The Chairman's responsibility is to keep the strategic direction of the Group under review and to ensure that the Board as a whole functions effectively. The President and Chief Executive Officer's responsibility is the operation and development of the Group's business. The President and Chief Executive Officer chairs regular meetings of a senior management committee comprising the Senior Managing Directors, the Chief Financial Officer and also, legal, human resources, IT, corporate development and other senior executive officers of the Company. Significant operational decisions are referred to the Senior Management Committee, and, if appropriate, either to the Sub-Committee of the Board, or to the Board itself.

Board Balance
Since its original listing in 1996, the Company has operated a board structure comprised principally of non executive directors with at most two executive directors. Currently, the only executive directors are the President and Chief Executive Officer and the Company Secretary.

The Board considers that all of the non executive directors should be regarded as independent of management. In particular, the Board believes that the non executive directors (Messrs. Curvey, Bateman and Hilton) who have connections with FMR Corp. and its related entities should be regarded as "independent" for this purpose. The Board regards this requirement for independence as intended to ensure that non executive directors should be in a position to exercise their judgement in the interests of shareholders independently of those charged with executive responsibility for management of the Company. The connection of these non executive directors with a major shareholder reinforces their ability to exercise such independent judgement. A process exists whereby directors can take independent advice.

Certain of the non executive directors (Messrs. van den Hoven, Hawley and Damiani) have been granted options to subscribe for new ordinary shares of the Company. The terms of these options are summarised on page 44. Mr. Chisholm was granted options to subscribe for new ordinary shares of the Company in his capacity as President and Chief Executive Officer. He has retained those options on the same terms since he resigned from his executive position. The terms of these options are summarised on page 44. The Board believes that options are an appropriate means of compensating non executive directors. In addition these non executive directors receive half their remuneration in the form of ordinary shares. The Board believes that this approach to the remuneration of these non executive directors does not compromise their independence from management but provides appropriate incentives for the directors concerned to focus on creation of value for shareholders.

The requirement for independence from management needs to be considered separately from the requirement for independence from the Fidelity interests. The Financial Services Authority (FSA) Listing Rules require that the Board should also be able to operate independently from its significant shareholder. This is a different test of independence and is satisfied because a majority of the directors (Messrs. van den Hoven, Hawley, Chisholm, Damiani and Jenkins) are free from connections with that shareholder. Mr. Akin is seconded to the Company under agreement from FMR Corp. and therefore cannot be regarded as independent for this purpose. The Relationship Agreement requires all agreements between the Company and FMR Corp. or related entities to be approved by a majority of the directors who are independent of FMR Corp. and its related entities.

Supply of information
In advance of Board meetings, each director receives a detailed briefing on the matters to be considered. All members of the Board are encouraged to supplement this information through direct contact with the Company's senior management.

Appointments to the Board
The Nominating Committee has adopted formal procedures to be followed for the appointment of new directors. The Chairman will propose candidates (although other directors may also do so). The Nominating Committee will meet to ensure the suitability of the candidate and will then put a formal proposal to the Board. Before the nomination is formally made each director will have an opportunity to meet the candidate.

Re-election
The Articles of Association required one third of the Board to retire and submit themselves for re-election each year until the AGM in 2001 and at every AGM thereafter all of the directors to retire. Consequently, all of the directors retired and submitted themselves for re-election at the AGM in 2002 and will again do so at the AGM in 2003 and every year thereafter. As a result, no director will have held office for more than one year since their last re-election.


DIRECTORS' REMUNERATION
The Compensation Committee is responsible for ensuring that the remuneration packages of the executive directors are appropriate to attract, retain and motivate individuals of the calibre and quality required by the Company. The Directors' Remuneration Report on pages 38 to 45 contains a more detailed description of the Company's policy and procedures in relation to directors' and officers' remuneration.The Board is aware of recent legislation introduced to ensure that the corporate governance framework delivers proper transparency and accountability. In this regard, the Board recognises those new requirements of disclosure to shareholders relating to directors' remuneration, and that the Directors' Remuneration Report should be put to the vote by shareholders. The Board has, in its continuing desire to adopt appropriate governance practices in the best interests of the shareholders, addressed the new requirements in the Directors' Remuneration Report on pages 38 to 45.

RELATIONS WITH SHAREHOLDERS
The Company has a policy of maintaining an active dialogue with institutional shareholders through individual meetings with senior management and participation in conference calls relating to results announcements. Until relatively recently, the Company had not had significant numbers of private shareholders in the UK and accordingly the Board had not regarded the AGM as providing a meaningful medium for communicating with shareholders. However, as in more recent years, it is intended at the AGM to be held on 25 April 2003, that time for a short question and answer session on the Company's business and trading position be made available.

ACCOUNTABILITY AND AUDIT

Going Concern
The directors, after making appropriate enquiries, have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, the directors continue to adopt the going concern basis in preparing the financial statements.

Internal Control
The Company, as required by the FSA, has complied with the Combined Code provisions of internal control having established the procedures necessary to implement the Turnbull Committee guidance on internal control issued in September 1999. The Company's system for Internal Control is an ongoing process for identifying, evaluating and managing the significant risks faced by the Company. This system was in place during 2002 and up to the date of approval of the Annual Report and Accounts. Such system is designed to manage, rather than eliminate risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. The directors are responsible for the Company's system of internal controls and for reviewing its effectiveness while the role of management is to implement Board policies on risk and control. The Audit Committee, in addition to its review of the scope and results of the audit and the activities of the external and internal auditors, has as part of its terms of reference, the responsibility for overseeing internal controls including operational and financial controls, business ethics, risk management and compliance.

During the year the Audit Committee of the Board reviews the effectiveness of the internal controls and risk management process and significant risk issues are referred to the Board for consideration. The Chairman of the Audit Committee reports the outcome of the Audit Committee meetings to the Board. The Group's Internal Control and Risk Management process is operated through the senior management committee, comprising senior representatives of the Company's core functions, which together with the Risk Manager, identify the key risks facing the Group and who then reports to the Audit Committee these risks and how they are being managed. This is based on each department and the larger Group companies identifying to the Group's Risk Manager their key risks which form the basis of a composite risk register which identifies the risks on a specific basis, the impact if they do occur and the actions taken to manage those risks most appropriately. The risk register is then reviewed by the Audit Committee and the whole process is then reviewed by the Board before the production of the Statement in the Annual Report and Accounts.

The Company operates a management structure with clear delegated authority levels and clear functional reporting lines and accountability. The

Company operates a comprehensive budgeting and financial reporting system, which compares actual performance to budget on a monthly basis. All capital expenditure and major purchases are subject to appropriate authorisation procedures. This together with the internal controls and risk management process allows management to monitor financial, operational performance and compliance controls on a continuing basis and to identify and respond to business risks as they arise. The effectiveness of the internal controls in place in the business within each country of operation and within the Company has been reviewed by the directors for the year ended 31 December 2002.

Internal Audit
The Company has established an internal audit function, the responsibility of which is to examine objectively, evaluate and report on the adequacy, effectiveness and efficiency of the Company's internal controls and review business processes and IT developments from an early stage. The internal audit function forms an important part of the risk management process and reports regularly to the Audit Committee.

Directors' responsibilities for the financial statements
Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company, including its subsidiary companies, as at the end of the financial year, and of the profit or loss of the Company for that relevant period. In preparing those financial statements, the directors are required to select suitable accounting policies and apply them consistently, supported by judgements and estimates that are reasonable and prudent and to state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors are also responsible for keeping proper accounting records, which disclose with reasonable accuracy, the financial position of the Company and they are also responsible for safeguarding the assets of the Company and to prevent and detect fraud and other irregularities.

The Financial Statements are also published on the Company website. The maintenance and integrity of the website are the responsibility of the directors. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

COMPLIANCE WITH THE COMBINED CODE

During the year ended 31 December 2002, the Company complied with the requirements of the Combined Code other than as follows:

o The Board does not include a balance between executive and non executive directors, for the reasons given above.

o There is no "recognised senior independent director" of the Board other than the Chairman. The directors have considered whether it would be useful to identify such a person other than the Chairman and have concluded for reasons given above that it would not.

o The non executive directors are not appointed for specified terms. The Board will review on a regular basis (and not less than every three years) whether a non executive director should continue in office. Further, all directors must offer themselves up for re-election at the AGM every year.

The Board does not believe that there would be any benefit in formalising this process as a "term" of office, particularly as each non executive director's appointment may be terminated by the Company at any time.

This statement of compliance is presented on the basis that the approach to "independence" of directors is accepted for the reasons given above.

THE DIRECTORS' REMUNERATION REPORT

Introduction
The Remuneration Report sets out the remuneration strategy, and details the guiding principles, processes and programmes, currently operated by the Company, which together make up its Remuneration Policy. Also set out is the remuneration earned in 2002 by the directors of the Company, together with their interests in shares, share options, and other long term incentive plans. Further detail is provided on the aggregate remuneration and interests of directors and of their contractual relationship with the Company. The Company's approach is to place a significant emphasis on performance related elements of total compensation and to endeavour to align the directors' interests with those of shareholders.

The Company applied the principles in Section 1 of, and has complied with, the Combined Code.

The Directors' Remuneration Report, which has been approved and adopted by the Board of directors, will be put to Shareholders at the Annual General Meeting for approval.

Composition of Committees and Advisors
The Compensation Committee consists exclusively of independent non executive directors. The members are Messrs. Bateman (Chairman), Curvey and Damiani. Their biographical details appear on page 28 to 29. The President & Chief Executive Officer is requested to attend meetings on an ad-hoc basis.

The President & Chief Executive Officer, the Company Secretary and the Managing Director Human Resources are required to assist the Committee on matters relating to remuneration.

The Compensation Committee, which operates under written terms of reference agreed by the Board, is responsible for determining the overall remuneration package of executive directors and executive officers of the Company. The Committee's scope is to consider appropriate remuneration packages to attract, retain and motivate directors and senior executive officers of the calibre and quality required by the Company. In doing this, the Committee also has regard to remuneration statistics for the telecommunications industry sector in which the Company operates. Such statistics being provided to the Committee from time to time by external consultants. Remuneration of the Company's non executive directors is determined by the full Board, also upon receipt of advice from external consultants. Monks Partnership, one of the leading firms of compensation and benefits consultants, was commissioned by the Company to undertake a review of comparative compensation and benefits of directors and executive officers in September 2002, to which research the Committee has access. Hewitt, Bacon & Woodrow has also been retained by the Company to provide advice on Share Scheme design.

During the year Ms. Biner Bradley, who resigned from the Board on 23 May 2002 and Mr. Chisholm who resigned from the Committee and as its Chairman on 30 October 2002, had also been members of the Committee, at which time Messrs. Bateman and Damiani were appointed to it, the former as Chairman.

Compensation Policy
Remuneration for directors and senior executive officers consists of a number of components, as detailed below. Comprising base salary, performance-based bonus, pension contributions, benefits and participation in the Company's share and share option plans. The policies relating to each of these elements are subject to regular review in order to ensure that they remain competitive, stimulating and challenging, but a more comprehensive review of reward philosophy is also currently being undertaken.


Salary and Bonus
Base salary reflects an executive's experience, responsibility and market value and will not normally be reviewed annually, but senior executive officers' bonuses (to the extent that they are paid) account for a considerable amount of total compensation, reflecting their performance and the contribution they make to the Company's success. Actual bonus amounts are based upon demanding financial targets and the achievement of personal accomplishments against pre-determined objectives. Bonuses are subject to upper limits that range between approximately 50% and 100% of salary or where appropriate, a specified amount. Annual bonuses do not form part of pensionable earnings.

Pension Contributions and other Benefits
Pension contributions are determined based on employee age and years of service and benefits include, as appropriate, car allowances, housing benefits, private health insurance and other similar benefits. All pension plans are defined contribution schemes.

Share Options
The information on the following pages summarises the directors' options under the Company's Share Option Plan. Messrs. Curvey, Hilton and Bateman have no options under the plan. Mr. van den Hoven has options under his non executive director service agreement and not under the Company's Share Option Plan. Messrs. Chisholm, Akin, Damiani, Jenkins and Hawley, have options under the Company's Share Option Plan. The awards of Share Options under the Share Option Plan, to all participants, including the directors, have not historically been made subject to any performance requirements. The aim of the awards has been to endeavour to bring remuneration in line with competitive practice, where basic salary is relatively low, in a way that more closely aligns participants' interests with those of shareholders and provides strong incentives to remain with the Company. However, it is appreciated that in the present market conditions this might not now be the most appropriate way of remunerating employees and a review of this policy is being undertaken, as part of the comprehensive review referred to above. A number of share and share option plans are described below, several of which have a very limited participation and are likely to be phased out.

Share Option Plan
The Option Plan was adopted on 7 November 1996, for the issuance to key employees of the Group of incentive compensation related to the public market performance of the Company's ordinary shares. The Option Plan is divided into two parts; the "Approved Part" approved by the U.K. Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988, and the "Unapproved Part" which is not approved. Options granted under the Approved Part will not normally be exercisable until the third anniversary of the date of grant. Options granted under the Unapproved Part may become exercisable earlier than the third anniversary. Options may not in certain circumstances become exercisable until the fifth anniversary. Option Plan awards are based on an employee's level of responsibility, performance and term of service. Options will be granted at an option price, which is not less than the market value of the ordinary shares on the date of grant. Options over shares granted under the share option plan to directors are included in the table on page 44.

Long Term Incentive Plan
COLT Inc. established the COLT Holding Company Incentive Shares Plan (the "Incentive Plan"), effective 1 December 1995, and amended the Incentive Plan on 15 November 1996, 1 October 1998 and 15 March 1999. The Incentive Plan was not assumed by the Company. The Incentive Plan provided for the issuance to key employees of COLT Inc. and its subsidiaries of incentive deferred compensation in the form of interests in the appreciation in the value of the Company over a specified amount. No directors have grants under this plan although full payment amounting to (pound)37,831 for the 171,567 remaining 1996 phantom shares, has been made to Mr. Ingeneri.

Savings - Related Share Option Scheme
In 1997, the Company instituted a savings-related share option scheme whereby employees are able to direct a portion of their base salary (up to (pound)250 per month) over a three-year period toward the purchase of Company shares at a price established at the beginning of the three-year period. The price established at the beginning of the three-year period is at the discretion of the Board of Directors and can be up to a 20% discount to the then public market price of the Company's ordinary shares on the London Stock Exchange.

In December 2001 Messrs. Manning and Ingeneri were each granted an option to purchase 4,703 shares in the Company under the scheme at an exercise price of (pound)1.615. Subsequently, both Messrs. Manning and Ingeneri have resigned as directors of the Company and, consequently this option to purchase shares in the Company has lapsed. In December 2001 Mr. Jenkins was granted an option to purchase 4,703 shares in the Company under the scheme at an exercise price of (pound)1.615. Subsequently, having ceased contributing to that scheme the option to purchase shares lapsed. In December 2002 Mr. Jenkins was granted an option to purchase 18,000 shares in the Company under the scheme at an exercise price of (pound)0.40. This option to purchase shares is exercisable from 1 March 2006 and lapses six months thereafter. At 31 December 2002, none of these options had been exercised and none other than as detailed above had lapsed. No further grants have been made under the scheme to any director.

Performance Share Plan
The Performance Share Plan was established in 2000. No awards have been made under the plan to any director or employee other than an award of 20,194 shares made to Mr. Manning in February 2001. As Mr. Manning has subsequently resigned as a director of the Company this award of shares has consequently lapsed. At 31 December 2002, none of these shares had vested and none other than as detailed above had lapsed. No further grants have been made under the scheme to any director and therefore no performance targets have been set or are currently in operation. If awards are made in the future, they will be made to Executive
Directors and other key executives within the Group. Awards under the Performance Share Plan will be granted according to an objective performance target set by the Compensation Committee at the time of grant. Grants of awards under the Performance Share Plan will only vest if the long term performance criteria set at the time of grant are achieved. Performance targets will be set against demanding Company financial and individual accomplishments set as appropriate for an individual participant at the time of grant and will be assessed against annual performance to determine vesting. Therefore awards will normally only vest if those criteria are achieved over a performance period set by the Compensation Committee. It is anticipated that this period will normally be five years. In normal circumstances it is intended to limit the maximum annual award to shares with a value equal to approximately 100% of the participant's basic salary, but the actual amount will depend upon their seniority. Participants in the Performance Share Plan will continue to be entitled to receive grants of options under the COLT Telecom Group Share Plan.

Deferred Bonus Plan
Under this Plan established in 2000, selected senior employees will be entitled to receive an award of shares representing a proportion (initially 50%) of the amount of their annual cash bonus. Mr. Jenkins was granted an award of 1,685 Bonus Shares on this basis in February

2001, which will vest in February 2004. No further awards have been made under this part of the plan to any director.

Participants may also be invited, at the discretion of the Compensation Committee, to defer all or a proportion of the annual cash bonuses, which they would otherwise have expected to receive. Individuals who do so will be entitled to receive an additional matching award in the form of an option to acquire additional shares with a market value equal to twice the amount of the deferred bonus. Receipt of the matching award shares may, but has not to date been, subject to the achievement of performance targets. Awards will vest after a period set by the Compensation Committee.

An award of an option to purchase shares at an exercise price of (pound)13.370 was made in February 2001, which will vest to the extent of 60% on the third anniversary of grant and 20% on each of the two subsequent anniversaries and as they are granted under the rules of the Option Plan the numbers are included in the table on page 45. In February 2001, an award of an option to purchase 5,055 shares was made to Mr. Jenkins. This, however, lapsed in February 2002. No further awards have been made under this part of the plan to any director and therefore no performance targets have been set or are currently in operation.


Directors' Service Agreements
Messrs. van den Hoven, Hilton, Chisholm, Hawley and Damiani have service contracts with the Company, dated 8 November 1996, 18 May 1999, 5 February 2001, 8 January 1999, and 17 June 2002 , respectively within which there is no minimum term and no express right to compensation for the termination of such agreement(s). Messrs. Bateman and Curvey have no specific service contracts in respect of their office of directors of the Board. Messrs. Bateman, Curvey and Hilton do not receive any remuneration for their services to the Company. Of the fees paid to Messrs. van den Hoven, Chisholm, Hawley and Damiani under the terms of their appointment, 50% is paid in shares of the Company. No director of the Company has a notice period of greater than one year.

Mr. Jenkins was appointed a director on 23 May 2002 and has an employment relationship with the Company dated 23 March 2000 under which if such arrangement is terminated by the Company for any reason (other than for cause), the Company will make a severance payment equal to 3 months salary. He has an annual salary of (pound)95,700, with an annual bonus potential of 50% based on performance in accordance with the remuneration policy described on page 38. Mr. Jenkins salary was reviewed but not increased with effect from 1 July 2002. Mr. Akin was appointed as a director on 23 July 2002 and he is an employee of FMR. Corp. His services are provided to the Company on the terms of a secondment agreement dated 31 July 2002 and all of the costs attributable to the services provided to the Company by him are paid for by the Company. He has an annual salary of $400,000, with an annual bonus potential of $1,000,000, based on performance in accordance with the remuneration policy described on page 38. The Agreement provides for a secondment period of up to three years with no express rights to compensation from the Company for the termination of such agreement.

Past Directors
Mr. Klatten resigned as a director on 15 January 2002 and had no express rights to compensation on termination. All options to purchase shares lapsed at that time.

Ms. Biner Bradley resigned as a director on 23 May 2002 and had no express rights to compensation on termination. Ms Biner Bradley was given an additional year from the date of resignation in which to exercise vested options to purchase shares in the Company, failing which they will all lapse.

Mr. Manning resigned as a director on 25 July 2002. Mr. Manning was appointed as a director on 11 January 2001. He had an annual salary of (pound)300,000 and a bonus potential of (pound)600,000 based on performance. Mr. Manning had an employment relationship with the Company under which, if such arrangement was terminated by the Company (other than for cause), or there was a change in control, merger, consolidation or sale of assets following which Mr. Manning was not offered a suitable new position, the Company would make a severance payment in equal instalments over an 18 month period equal to an aggregate of (pound)450,000 plus a sum equivalent to 100% of the payment received under the Management Bonus plan in the previous year.

Between the 1 August and the termination of this employment relationship, on the 31 December 2002, Mr. Manning was paid (pound)150,000 in monthly instalments of (pound)30,000 per month in respect of entitlements to salary and bonus and (pound)4,000 per month, amounting to (pound)20,000, in respect of pension contributions. These amounts are considered to be remuneration for qualifying services as a director of the Company and have been included in the table on page 43. In addition, he is entitled to the sum of (pound)830,000, paid in two equal instalments of (pound)415,000 each on the 15 February and 15 April 2003. Further, a one time payment of (pound)50,000 was paid for professional advice and outplacement facilities and a one time payment of (pound)35,000 in lieu of office facilities and secretarial support. Other than as stated below, all awards of shares, or options over shares, granted to Mr Manning under the terms of the COLT Telecom Group Share Plan, COLT Telecom Performance Share Plan, COLT Telecom Deferred Bonus Plan and the COLT Telecom Savings Related Share Option Plan to the extent not exercised in accordance with the rules, lapsed on the 31 December 2002. Of the option to purchase 1,000,000 shares at (pound)0.4125 per share under the rules of the COLT Group Share Plan, granted on 26 February 2002, vesting has been accelerated so that an option to purchase 500,000 shares will vest and become exercisable on 26 February 2003 and will remain exercisable until 31 December 2005 at which date if not exercised it will lapse, the remaining option to purchase 500,000 shares having already lapsed.

Mr. Ingeneri resigned as a director on 30 June 2002. Mr. Ingeneri was appointed as a director on 19 June 2001. He had an annual salary of $290,000 and a bonus potential of up to $335,000 based on performance. Mr. Ingeneri had an employment relationship with the Company under which, if such arrangement was terminated by the Company (other than for cause), or there was a change in control, merger, consolidation or sale of assets following which Mr. Ingeneri was not offered a suitable new position, the Company would make a severance payment in equal instalments over a 12 month period equal to an aggregate of $290,000. From 1 July 2002, his base pay of $290,000 together with pension payments of (pound)15,953 continued to be paid until the termination of his employment relationship with the Company on 31 December 2002. On 10 February 2003 a bonus of $335,000 ((pound)215,000) was paid being his entitlement based on performance for the year to 31 December 2002. These amounts are considered to be remuneration for qualifying services as a director of the Company and have been included in the table on page 43. The Company has also undertaken to pay the reasonable costs of relocation to the United States in 2003. With regard to Share scheme participation, the options over shares granted under the
Savings-Related Share Option Plan and the Bonus Choice Plan lapsed upon termination. Full payment amounting to (pound)37,831 for the 171,567 remaining 1996 phantom shares, (50% was to be paid in 2003 and 50% in 2004) granted under the terms of the COLT Inc Incentive Share Plan all of which vest on termination, has been paid. Exercise rights have been extended until 31 December 2003, for all options over shares that had vested as of 31 December 2002, all other options over shares having lapsed.

COLT v MSCI Europe Telecom Services index
The new regulations covering director's remuneration require that a graph be presented showing the Company's share performance against that of a relevant equity market index. The following graph shows the Company's share performance against the Morgan Stanley MSCI Europe Telecom Services index (both rebased to 100 as at 1 January 1998) which has been chosen because it is the principle index of European Telecom Service providers.

[GRAPHIC OMITTED: Line chart showing semi-annual performance of COLT versus the MSCI Europe Telecom Services index having the following data points:

          Date                COLT Telecom        MSCI Europe Telecom Services
   30-Jan-1998                       151.7                               111.7
   27-Feb-1998                       214.9                               120.5
   31-Mar-1998                       231.0                               136.7
   30-Apr-1998                       209.2                               135.1
   29-May-1998                       324.8                               139.2
   30-Jun-1998                       389.7                               152.1
   31-Jul-1998                       472.0                               166.3
   31-Aug-1998                       416.9                               150.6
   30-Sep-1998                       321.5                               137.1
   30-Oct-1998                       506.1                               144.6
   30-Nov-1998                       513.9                               154.8
   31-Dec-1998                       581.7                               168.9
   29-Jan-1999                       817.5                               195.4
   26-Feb-1999                       751.0                               203.8
   31-Mar-1999                       724.1                               187.9
   30-Apr-1999                       753.3                               195.3
   31-May-1999                       855.2                               196.9
   30-Jun-1999                       863.6                               198.7
   30-Jul-1999                       904.5                               190.6
   31-Aug-1999                       879.2                               191.3
   30-Sep-1999                       936.9                               186.7
   29-Oct-1999                     1,180.2                               205.8
   30-Nov-1999                     1,535.8                               253.7
   31-Dec-1999                     2,056.1                               316.4
   31-Jan-2000                     1,904.9                               306.6
   29-Feb-2000                     2,355.9                               358.6
   31-Mar-2000                     1,936.7                               351.8
   28-Apr-2000                     1,770.6                               321.6
   31-May-2000                     1,530.6                               293.5
   30-Jun-2000                     1,427.4                               274.1
   31-Jul-2000                     1,352.8                               251.4
   31-Aug-2000                     1,505.3                               235.4
   29-Sep-2000                     1,258.7                               213.9
   31-Oct-2000                     1,427.4                               226.0
   30-Nov-2000                       785.1                               184.7
   29-Dec-2000                       934.3                               172.0
   31-Jan-2001                     1,246.4                               199.2
   28-Feb-2001                       806.5                               154.8
   30-Mar-2001                       476.9                               151.2
   30-Apr-2001                       626.1                               170.7
   31-May-2001                       476.9                               148.6
   29-Jun-2001                       319.2                               139.2
   31-Jul-2001                       238.8                               137.1
   31-Aug-2001                       100.9                               111.4
   28-Sep-2001                        47.4                               104.6
   31-Oct-2001                        76.2                               113.2
   30-Nov-2001                        89.9                               120.6
   31-Dec-2001                        74.0                               120.6
   31-Jan-2002                        46.4                               110.9
   28-Feb-2002                        27.6                               108.8
   29-Mar-2002                        32.4                               112.7
   30-Apr-2002                        22.1                               100.8
   31-May-2002                        31.8                                93.9
   28-Jun-2002                        27.9                                79.2
   31-Jul-2002                        33.4                                79.8
   30-Aug-2002                        34.4                                80.8
   30-Sep-2002                        23.8                                66.1
   31-Oct-2002                        21.1                                79.7
   29-Nov-2002                        27.7                                85.4
   31-Dec-2002                        29.5                                77.1
   21-Jan-2003                        29.2                                83.1]

Over the last five years (as shown in the chart above) COLT initially performed very strongly, but like many stocks in the Telecoms, Media and Technology (TMT) sector, suffered falls in its share price during the decline of the past two years.

AUDITED INFORMATION

Directors' Remuneration 1,2
((pound) 000)

                              Salaries/Fees7        Bonus8         Benefits9       Pension          Compensation        Total
                                                                                                for loss of office
                              ------------------------------------------------------------------------------------------------------
                               2001     2002    2001     2002    2001     2002   2001    2002      2001     2002      2001      2002
                              ------------------------------------------------------------------------------------------------------
Steven P. Akin3                  --    103.5      --    269.2      --     37.4     --    14.9        --      --         --     425.0
Barry R. J. Bateman              --       --      --       --      --       --     --      --        --      --         --        --
Catherine Biner Bradley4       30.0     21.0      --       --      --       --     --      --        --      --       30.0      21.0
Paul W. Chisholm4             141.3     30.0      --       --    11.8      9.8    9.5      --        --      --      162.6      39.8
James C. Curvey                  --       --      --       --      --       --     --      --        --      --         --        --
Vincenzo Damiani3,4              --     13.3      --       --      --       --     --      --        --      --         --      13.3
Robert Hawley (CBE)4           30.0     30.0      --       --      --       --     --      --        --      --       30.0      30.0
H. F. van den Hoven (KBE)      30.0     30.0      --       --      --       --     --      --        --      --       30.0      30.0
Timothy T. Hilton                --       --      --       --      --       --     --      --        --      --         --        --
Lawrence M. Ingeneri5         120.3    216.1    96.4    252.8    19.3     34.1   14.4    30.5        --      --      250.4     533.5
Mark A. Jenkins3                 --     58.1      --     33.8      --      0.7     --     8.1        --      --         --     100.7
Werner E. Klatten4,5           30.0       --      --       --      --       --     --      --        --      --       30.0        --
Peter D. Manning5,6           268.7    322.5   223.8       --     0.9      1.9   41.4    46.8        --   915.0      534.8   1,286.2

1. Messrs. Hilton and Bateman are employees of FMR Corp. and Fidelity  International  Limited,  respectively,  and Mr. Curvey was an employee of FMR Corp.  until 31 December  2002.  As such they did not,  and still do not,  receive  payment from the Company for the services  they provide to the Company or for serving on the Board of Directors of the Company and receive no  remuneration  from FMR
Corp. or Fidelity  International  Limited specifically  attributable to their duties for the Company. Mr. Akin is an employee of FMR
Corp. and the services he provides to the Company are provided on the terms of a secondment  agreement,  and all of the remuneration attributable to his duties to the Company, are paid for by the Company.
2. No expense allowances are paid.
3. Remuneration is for the period of directorship.  Messrs. Jenkins, Akin and Damiani were appointed as directors on 23 May 2002, 23
July 2002 and 23 July 2002 respectively.
4. 50% of fees paid to Ms.Biner Bradley and Messrs.  Chisholm,  Damiani, Hawley, van den Hoven and Klatten are paid in shares of the
Company based on market value at the time of purchase.
5. Messrs.  Klatten,  Ingeneri and Manning resigned as directors on 15 January 2002, 30 June 2002 and 25 July 2002 respectively.  In respect of Messrs. Manning and Ingeneri this figure includes remuneration for qualifying service as a director. Mr. Manning was paid
(pound)154,839  in respect of his salary from 26 July 2002 until the termination of his employment  relationship with the Company on
31 December 2002. A one time payment of (pound)50,000 was paid to Mr Manning for professional advice and outplacement facilities and a one time  payment  of  (pound)35,000  in lieu of  office  facilities  and  secretarial  support  as well as  pension  benefits  of
(pound)20,774.  Mr Ingeneri was paid (pound)97,702 in respect of his salary from 1 July 2002 until the termination of his employment relationship  with the Company on 31 December 2002. Mr. Ingeneri also received  pension  benefits in the amount of  (pound)15,953 in respect of that period.
6. The highest paid director's emoluments was (pound)1.3m (2001: (pound)3.4m including gains on share options), Mr. Chisholm was the highest paid director in 2001.
7. This figure includes basic salary and other fees.
8. Payable in accordance with the  remuneration  policy and in respect of Mr. Ingeneri this figure also includes long term incentive payment of(pound)37,831 (2001:(pound)19,400).
9. This figure includes as appropriate, car allowances, housing benefits, private health insurance and other similar benefits.

Directors' share options
The table below sets out the details of option over shares in respect of each person who served as a director of the Company at any time during the year ended 31 December 2002. Unless otherwise indicated the information is in relation to share options granted in respect of Qualifying Services and the options were granted under the Company's Option Plan. None of the persons who served as a director of Company at any time during the year ended 31 December 2002 exercised any options.

Directors' share options1,2

                                       Number of share options
                        ----------------------------------------------
                        01-Jan-023     Granted      Lapsed   31-Dec-02    Option Exercise
                                                                         Price per Share             Usual date from           Usual
                                                                            ((pound))7             which exercisable     expiry date
                        ------------------------------------------------------------------------------------------------------------
Paul W. Chisholm          5,100,000                          5,100,000          0.6875         17 Dec 97 to 17 Dec 01      17 Dec 06
                            400,000                            400,000          1.7000         15 Dec 98 to 15 Dec 02      15 Dec 07
------------------------------------------------------------------------------------------------------------------------------------
                          5,500,000                          5,500,000
------------------------------------------------------------------------------------------------------------------------------------
H. F. van den
Hoven (KBE)                  48,000                             48,000               9         17 Dec 96 to 17 Dec 00      17 Dec 06
------------------------------------------------------------------------------------------------------------------------------------
                             48,000                             48,000
------------------------------------------------------------------------------------------------------------------------------------
Catherine Biner
Bradley                      48,000                             48,000               9         17 Dec 96 to 17 Dec 00      17 Dec 06
------------------------------------------------------------------------------------------------------------------------------------
                             48,000                             48,000
------------------------------------------------------------------------------------------------------------------------------------
Robert
Hawley (CBE)                 68,060                             68,060          7.4940         25 Nov 99 to 25 Nov 03      25 Nov 08
------------------------------------------------------------------------------------------------------------------------------------
                             68,060                             68,060
------------------------------------------------------------------------------------------------------------------------------------
Peter D. Manning 4,5        850,000                850,000          --         10.9340         04 April 00 to 04 April 04  04 Apr 09
                            166,492                166,492          --         13.3700         27 Feb 02 to 27 Feb 06      27 Feb 11
                            400,000                400,000          --         20.0550         27 Feb 02 to 27 Feb 06      27 Feb 11
                            750,000                750,000          --         26.7400         27 Feb 02 to 27 Feb 06      27 Feb 11
                          1,000,000                500,000     500,000          0.4125         26 Feb 03 to 26 Feb 07      26 Feb 12
------------------------------------------------------------------------------------------------------------------------------------
                          3,166,492              2,666,492     500,000
------------------------------------------------------------------------------------------------------------------------------------
Werner E. Klatten 6          85,000                 85,000          --         12.7440          14 Aug 00 to 14 Aug 04     14 Aug 09
------------------------------------------------------------------------------------------------------------------------------------
                             85,000                 85,000          --
------------------------------------------------------------------------------------------------------------------------------------
Lawrence
M. Ingeneri 5             2,050,000                          2,050,000          0.6875         17 Dec 97 to 17 Dec 01      17 Dec 06
                            400,000                            400,000          1.7000         15 Dec 98 to 15 Dec 02      15 Dec 07
                            120,926                100,926      20,000         13.3700         27 Feb 02 to 27 Feb 06      27 Feb 11
                            300,000                300,000         --           0.4125         26 Feb 03 to 26 Feb 07      26 Feb 12
------------------------------------------------------------------------------------------------------------------------------------
                          2,870,926                320,926   2,470,000
------------------------------------------------------------------------------------------------------------------------------------
Mark A. Jenkins 8           160,000                            160,000          6.6000         04 Aug 99 to 04 Aug 03      04 Aug 08
                             25,055                  5,055      20,000         13.3700         27 Feb 02 to 27 Feb 06      27 Feb 11
                                        20,000                  20,000          0.4125         26 Feb 03 to 26 Feb 07      26 Feb 12
                                        20,000                  20,000          0.4800         29 Jul 03 to 26 Feb 07      29 Jul 12
------------------------------------------------------------------------------------------------------------------------------------
                            185,055     40,000       5,055     220,000
------------------------------------------------------------------------------------------------------------------------------------
Steven P. Akin                   --    500,000                 500,000          0.4800         29 Jul 03 to 29 Jul 07      29 Jul 12
------------------------------------------------------------------------------------------------------------------------------------
                                 --    500,000                 500,000
------------------------------------------------------------------------------------------------------------------------------------
Vincenzo Damiani                 --     40,000                  40,000          0.4800         29 Jul 03 to 29 Jul 07      29 Jul 12
------------------------------------------------------------------------------------------------------------------------------------
                                 --     40,000                  40,000
------------------------------------------------------------------------------------------------------------------------------------

1. The closing  mid-point price of the Company's  ordinary shares on 31 December 2002 was (pound)0.45 per share and the range during the year was (pound)1.33 to (pound)0.28 per share.
2. Under the  Company's  Share  Option  Plan,  usually,  20% of the  shares  under  option  become  exercisable  on each of the five anniversaries  following the date of option grant.  In certain  specified  circumstances,  including the death of the option holder, options may become exercisable earlier.
3.  Information  given in respect of Messrs.  Akin,  Jenkins,  Damiani is given as of the date of their  respective  appointments as directors  (being 23 July 2002, 23 May 2002 and 23 July 2002,  respectively).  The options held by Mr. Jenkins as at the date of his appointment were granted in respect of service to the Company prior to his appointment.
4. Highest paid Director
5. Messrs.  Ingeneri and Manning  resigned as  directors on 30 June 2002 and 25 July 2002  respectively.  Of the Options over Shares granted to Mr.  Ingeneri  the terms of this  option over  shares was varied to the extent  that,  all of those that had vested by 31
December 2002, amounting to an option over 2,050,000 shares at the exercise price of (pound)0.6875, an option over 400,000 shares at the exercise price of (pound)1.700  and an option over 20,000 at the exercise price of  (pound)13.370,  will remain capable of being exercised until 31 December 2003 at which time all those options over shares not exercised will lapse. All other options over shares have lapsed.  Of the options over shares granted to Mr. Manning the terms of this option over shares were varied such that an option over 500,000 shares at the exercise price of (pound)0.4125,  will vest on 26 February 2003 and may be exercised at any time up until
31 December 2005, at which time all those options over shares not exercised  will lapse.  All other options over shares have lapsed.
6. Mr. Klatten resigned as a director on 15 January 2002 therefore all of his options have subsequently lapsed.
7. Gains on the exercise of options would be calculated using the differences  between the Exercise Price and the closing  mid-point price per share on the date of exercise. Where the individual has retained shares rather than sold, the gain is the notional gain at the date of exercise. Where shares have been sold they may not have been sold at the Market Value.
8. At date of appointment and therefore granted in respect of service prior to appointment.
9. Each of Mr. van den Hoven and Ms. Biner Bradley have been granted  options to subscribe  for 80,000  ordinary  shares,  under the terms of their service  agreements,  16,000 of which vested and became  exercisable upon the closing of the Company's initial public offering on 17 December 1996 and additional amounts of 16,000 each,  vested,  and became exercisable on 17 December 1997,  1998,1999 and 2000. The exercise price for the initial  16,000  options over shares is  (pound)0.6875  per share and the price for the second, third,  fourth and fifth 16,000 options over shares is  (pound)1.659  per share,  (pound)8.50 per share  (pound)29.00  per share and
(pound)14.86  per share  respectively.  Both Mr. van den Hoven and Ms. Biner Bradley have  previously  exercised  those options over shares that vested in December 1996 and December 1997. Ms. Biner Bradley having  resigned as a director on 23 May 2002, the terms of this option over shares were varied such that her options  over shares will lapse to the extent they have not been  exercised  by 23
May 2003.

Savings-Related Share Option Plan
The table below sets out certain details of the interests of all persons who were, at any time during the year ended 31 December 2002, directors of the Company under the Savings-Related Share Option Plan.

Savings-Related Share Option Plan

                                                         Number of Ordinary Shares
      ---------------------------------------------------------------------------------------------------------------
                            Date       Date         Date             Granted    Exercised    Lapsed       Outstanding
                            of grant   of vesting   of expiration
      Peter Manning          Dec-01     Mar-05         Aug-05         4,703         --        4,703              --
      Lawrence Ingeneri      Dec-01     Mar-05         Aug-05         4,703         --        4,703              --
      Mark Jenkins           Dec-01     Mar-05         Aug-05         4,703         --        4,703              --
                             Dec-02     Mar-06         Aug-06        18,000         --           --          18,000

Performance Share Plan
The table below sets out certain details of the interests of all persons who were, at any time during the year ended 31 December 2002, directors of the Company under the Performance Share Plan.

Performance Share Plan
                                                         Number of Ordinary Shares
      ---------------------------------------------------------------------------------------------------------------
                            Date       Date         Date             Granted    Exercised    Lapsed       Outstanding
                            of grant   of vesting   of expiration
      Peter Manning          Feb-01     Feb-06         Feb-11        20,194        --         20,194        --

Deferred Bonus Share Plan
The table below sets out certain details of the interests of all persons who were, at any time during the year ended 31 December 2002, directors of the Company under the Deferred Bonus Share Plan.

Deferred Bonus Share Plan
                                                         Number of Ordinary Shares
      ---------------------------------------------------------------------------------------------------------------
                            Date       Date         Date             Granted    Exercised    Lapsed       Outstanding
                            of grant   of vesting   of expiration
      Mark Jenkins           Feb-01     Feb-04         Feb-11        1,685         --         --            1,685

The Long Term Incentive Plan
The table below sets out certain details of the interests of all persons who were, at any time during the year ended 31 December 2002, directors of the Company under the Incentive Plan.

The Long Term Incentive Plan

                                  Incentive Units Held
                           ----------------------------------
                           As at 01-Jan-02    As at 31-Dec-02        Vesting Date       Amount Receivable
                                                                                     in Respect of Interest
                           --------------------------------------------------------------------------------
Lawrence Ingeneri              171,567             --                      1           (pound)37,831

1. In accordance with the terms of the Incentive Plan, Mr Ingeneri's interest under the Incentive Plan was paid within 90 days of his resignation. But for his resignation, 50% of Mr Ingeneri's interest would have been paid by no later than 1 March in each of 2003 and 2004.

Retirement of Directors
The entire Board of Directors shall retire in accordance with the Articles of Association as directors of the Company at the next Annual General Meeting, and will, being eligible, offer themselves for re-election. Messrs. Jenkins, Akin and Damiani having been appointed since the last Annual General Meeting will retire and offer themselves for reappointment at the next Annual General Meeting.


On behalf of the Board

/s/ Barry Bateman
B.R.J. Bateman
Chairman of the Compensation Committee

Independent auditors' report to the members of COLT Telecom Group plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of equity shareholders' funds and the related notes which have been prepared under the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ("the auditable part").

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the Opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the sections set out in the table of contents including the Chairman's overview, the President and CEO's review, the Financial Review, the report of the Board of Directors, the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

o the financial statements give a true and fair view of the state of affairs of the company and the group at 31 December 2002 and of the loss and cash flows of the group for the year then ended;
o the financial statements have been properly prepared in accordance with the Companies Act 1985; and
o    those parts of the  directors'  remuneration  report  required by Part 3 of
     Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors, London
26 February 2003

                                                            FINANCIAL STATEMENTS

Group Profit and Loss Account


                                                         Year ended 31 December
                                     ---------------------------------------------------------------
                                             2000             2001             2001            2001
                                                            Before                            After
                                                       Exceptional      Exceptional     Exceptional
                                                             Items            Items           Items
                               Notes  (pound)'000      (pound)'000      (pound)'000     (pound)'000
                               ----- ------------     ------------     ------------    ------------


Turnover                         2
 Switched                                 405,269          532,647               --         532,647
 Non-switched                             232,857          366,705               --         366,705
 Other                                     48,851            6,335               --           6,335
                                     ------------     ------------     ------------    ------------
                                          686,977          905,687               --         905,687

Cost of sales
 Interconnect and network                (478,215)        (642,524)         (62,382)       (704,906)
 Network depreciation                     (88,689)        (163,393)         (73,371)       (236,764)
                                     ------------     ------------     ------------    ------------
                                         (566,904)        (805,917)        (135,753)       (941,670)
                                     ------------     ------------     ------------    ------------
Gross profit (loss)                       120,073           99,770         (135,753)        (35,983)

Operating expenses
 Selling, general and
  administrative                         (181,674)        (237,111)         (27,870)       (264,981)
 Other depreciation and
  amortisation                            (23,312)         (47,012)         (11,955)        (58,967)
                                     ------------     ------------     ------------    ------------
                                         (204,986)        (284,123)         (39,825)       (323,948)
                                     ------------     ------------     ------------    ------------
Operating loss                            (84,913)        (184,353)        (175,578)       (359,931)

Other income (expense)
 Interest receivable                       80,500           60,727               --          60,727
 Gain on purchase of debt                      --               --           58,774          58,774
 Amounts written off investment
   in own shares                13             --               --           (2,757)         (2,757)
 Interest payable and
   similar charges               6       (104,794)        (111,952)              --        (111,952)
 Exchange gain (loss)                      (7,653)          (5,230)              --          (5,230)
                                     ------------     ------------     ------------    ------------
                                          (31,947)         (56,455)          56,017            (438)
                                     ------------     ------------     ------------    ------------
Loss on ordinary activities
 before taxation                 3       (116,860)        (240,808)        (119,561)       (360,369)
Taxation                         8             --               --               --              --
                                     ------------     ------------     ------------    ------------
Loss for period                          (116,860)        (240,808)        (119,561)       (360,369)
                                      ===========      ===========      ===========     ===========
Basic and diluted loss
  per share                     9    (pound)(0.17)    (pound)(0.32)    (pound)(0.16)   (pound)(0.48)
                                     ------------     ------------     ------------    ------------

                                                               Year ended 31 December
                                           ------------------------------------------------------------
                                                  2002            2002            2002             2002
                                                Before                           After            After
                                           Exceptional     Exceptional     Exceptional      Exceptional
                                                 Items           Items           Items            Items
                                Notes      (pound)'000     (pound)'000     (pound)'000            $'000
                                -----     ------------    ------------    ------------      -----------
Turnover                         2
 Switched                                      623,383              --         623,383        1,003,335
 Non-switched                                  402,053              --         402,053          647,104
 Other                                           1,822              --           1,822            2,933
                                          ------------    ------------    ------------      -----------
                                             1,027,258              --       1,027,258        1,653,372

Cost of sales
 Interconnect and network                     (713,615)        (18,320)       (731,935)      (1,178,049)
 Network depreciation                         (212,009)       (508,000)       (720,009)      (1,158,855)
                                          ------------    ------------    ------------      -----------
                                              (925,624)       (526,320)     (1,451,944)      (2,336,904)
                                          ------------    ------------    ------------      -----------
Gross profit (loss)                            101,634        (526,320)       (424,686)        (683,532)

Operating expenses
 Selling, general and
  administrative                              (242,095)        (18,934)       (261,029)        (420,126)
 Other depreciation and
  amortisation                                 (49,879)        (43,000)        (92,879)        (149,489)
                                          ------------    ------------    ------------      -----------
                                              (291,974)        (61,934)       (353,908)        (569,615)
                                          ------------    ------------    ------------      -----------
Operating loss                                (190,340)       (588,254)       (778,594)      (1,253,147)

Other income (expense)
 Interest receivable                            38,108              --          38,108           61,334
 Gain on purchase of debt                           --         101,668         101,668          163,635
 Amounts written off investment
   in own shares                13                  --            (409)           (409)            (658)
 Interest payable and
   similar charges               6             (96,300)             --         (96,300)        (154,995)
 Exchange gain (loss)                           12,401           4,844          17,245           27,756
                                          ------------    ------------    ------------      -----------
                                               (45,791)        106,103          60,312           97,072
                                          ------------    ------------    ------------      -----------
Loss on ordinary activities
 before taxation                 3            (236,131)       (482,151)       (718,282)      (1,156,075)
Taxation                         8                  --              --              --               --
                                          ------------    ------------    ------------      -----------
Loss for period                               (236,131)       (482,151)       (718,282)      (1,156,075)
                                           ===========     ===========     ===========      ===========
Basic and diluted loss
  per share                      9        (pound)(0.16)   (pound)(0.32)   (pound)(0.48)          $(0.77)
                                          ------------    ------------    ------------      -----------


There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above and their historical cost equivalents.

All of the Group's activities are continuing.

Details on exceptional items are provided in note 7, there were no exceptional items in 2000.


     The accompanying notes are an integral part of the financial statements

Group Statement of Total Recognised Gains and Losses

                                                           Year ended 31 December
                                               ----------------------------------------------------
                                                   2000          2001          2002         2002
                                               (pound)'000   (pound)'000   (pound)'000     $'000
                                               -----------   -----------   -----------   ----------
Loss for period                                 (116,860)      (360,369)     (718,282)   (1,156,075)
Exchange differences                              27,659        (23,590)       49,030        78,914
                                                --------       --------      --------    ----------
Total recognised losses                          (89,201)      (383,959)     (669,252)   (1,077,161)
                                                ========       ========      ========    ==========


Group Reconciliation of Changes in Equity Shareholders' Funds


                                                           Year ended 31 December
                                               ----------------------------------------------------
                                                   2000          2001          2002         2002
                                               (pound)'000   (pound)'000   (pound)'000     $'000
                                               -----------   -----------   -----------   ----------
Loss for period                                   (116,860)    (360,369)     (718,282)   (1,156,075)
Issue of share capital (note 13)                   500,959      510,064           170           273
Shares to be issued (note 13)                       (7,032)      (3,565)         (267)         (430)
Charges related to share schemes (note 13)             751          (38)           --            --
Goodwill arising on acquisition                        719           --            --            --
Conversion of notes                                 94,786           --            --            --
Exchange differences                                27,659      (23,590)       49,030        78,914
                                                 ---------    ---------     ---------    ----------
Net changes in equity shareholders' funds          500,982      122,502      (669,349)   (1,077,318)
Opening equity shareholders' funds               1,000,875    1,501,857     1,624,359     2,614,406
                                                 ---------    ---------     ---------    ----------
Closing equity shareholders' funds               1,501,857    1,624,359       955,010     1,537,088
                                                 =========    =========     =========    ==========


     The accompanying notes are an integral part of the financial statements

                                                            FINANCIAL STATEMENTS

Group Balance Sheet

                                                                                              At 31 December
                                                                               ---------------------------------------------
                                                                                      2001            2002              2002
                                                                     Notes     (pound)'000     (pound)'000             $'000
                                                                   --------    -----------     -----------          --------
Fixed assets
   Intangible fixed assets                                            10            22,417          10,639            17,123
   Tangible fixed assets                                              11         1,793,077       1,378,809         2,219,193
   Investment in own shares                                           13               615             206               332
                                                                                 ---------       ---------         ---------
Total fixed assets                                                               1,816,109       1,389,654         2,236,648

Current assets
   Trade debtors                                                      12           195,270         189,788           305,464
   Prepaid expenses and other debtors                                 12           111,936          74,606           120,078
   Investments in liquid resources                                    18         1,259,080         889,590         1,431,795
   Cash at bank and in hand                                           18            45,397          45,292            72,897
                                                                                 ---------       ---------         ---------
Total current assets                                                             1,611,683       1,199,276         1,930,234
                                                                                 ---------       ---------         ---------
Total assets                                                                     3,427,792       2,588,930         4,166,882
                                                                                 =========       =========         =========

Capital and reserves                                                  13
   Called up share capital                                                          37,681          37,688            60,658
   Share premium                                                                 2,314,229       2,314,335         3,724,922
   Merger reserve                                                                   27,170          27,227            43,822
   Shares to be issued                                                                 721             454               731
   Profit and loss account                                                        (755,442)     (1,424,694)       (2,293,045)
                                                                                 ---------       ---------         ---------
Equity shareholders' funds                                                       1,624,359         955,010         1,537,088

Provisions for liabilities and charges                                16            61,406          87,368           140,619

Creditors
   Amounts falling due within one year                                14           424,002         352,653           567,594
   Amounts falling due after more than one year:                      15
     Convertible debt                                                              657,417         639,829         1,029,805
     Non-convertible debt                                                          660,608         554,070           891,776
                                                                                 ---------       ---------         ---------
   Total amounts falling due after more than one year                            1,318,025       1,193,899         1,921,581
                                                                                 ---------       ---------         ---------
Total creditors                                                                  1,742,027       1,546,552         2,489,175
                                                                                 ---------       ---------         ---------
Total liabilities, capital and reserves                                          3,427,792       2,588,930         4,166,882
                                                                                 =========       =========         =========


Approved by the Board of Directors on 26 February 2003 and signed on its behalf by:

Barry Bateman, Chairman of the Board of Directors
Steve Akin, President, Chief Executive Officer and Director





     The accompanying notes are an integral part of the financial statements


Group Cash Flow Statement


                                                                                              Year ended 31 December
                                                                                 ---------------------------------------------------
                                                                                    2000          2001           2002          2002
                                                                Notes           (pound)'000   (pound)'000    (pound)'000      $'000
                                                                ------          -----------   -----------    -----------     -------

Net cash (outflow) inflow from operating activities               17               (37,202)       39,682        139,279     224,170

Returns on investments and servicing of finance
   Interest received                                                                67,598        81,020         39,227      63,136
   Interest paid, finance costs and similar charges               18               (55,211)      (54,671)       (71,268)   (114,706)
   Cancellation of forward foreign currency contracts              7                    --            --          4,844       7,796
                                                                                ----------    ----------      ---------   ---------
Net cash inflow (outflow) from returns on investments and servicing of finance      12,387        26,349        (27,197)    (43,774)

Capital expenditure and financial investment
   Purchase of tangible fixed assets                                              (638,906)     (804,251)      (412,115)   (663,299)
                                                                                ----------    ----------      ---------   ---------
Net cash outflow from capital expenditure and financial investment                (638,906)     (804,251)      (412,115)   (663,299)


Acquisitions and disposals
   Purchase of subsidiary undertakings                                                  --        (2,676)            --          --
   Net bank borrowings acquired                                                         --          (232)            --          --
                                                                                ----------    ----------      ---------   ---------
Net cash outflow from acquisitions and disposals                                        --        (2,908)            --          --

Management of liquid resources                                    18               (67,248)      330,164        400,390     644,428


Financing
   Issue of ordinary shares                                       13               494,722       498,885           110          177
   Issue (purchase) of convertible debt                           18               245,696       (59,946)      (55,573)     (89,445)
   Issue (purchase) of non convertible debt                       18                    --       (24,705)      (41,704)     (67,123)
                                                                                ----------    ----------      ---------   ---------
Net cash inflow (outflow) from financing                                           740,418       414,234       (97,167)    (156,391)
                                                                                ----------    ----------      ---------   ---------
Increase in cash                                                  18                 9,449         3,270         3,190        5,134
                                                                                ==========    ==========      =========   =========




     The accompanying notes are an integral part of the financial statements

1. Basis of Presentation and Principal Accounting Policies

COLT Telecom Group plc ("COLT" or the "Company") together with its subsidiaries is referred to as the "Group". The Group financial statements consolidate the financial statements of the Company and its subsidiaries up to 31 December 2002.

Accounting policies
The principal accounting policies, which have been applied consistently for all years, are set out below. During 2002, the Group adopted FRS19 "Deferred Tax" which had no material impact on results of the Group.

As permitted by paragraph 3 (3) of Schedule 4 of the Companies Act 1985, the directors have adapted the prescribed profit and loss format in a manner appropriate to the nature of the Group's business.

Certain British pound amounts in the financial statements have been translated into U.S. dollars at 31 December 2002 and for the year then ended at the rate of $1.60950 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.

Basis of accounting
The  financial  statements  have been  prepared in  accordance  with  applicable
Accounting   Standards  in  the  United  Kingdom,   under  the  historical  cost
convention.

The preparation of financial statements requires management to make estimates and assumptions that affect; reported amounts of assets and liabilities, disclosure and valuation of contingent assets and liabilities and the reported amounts of income and expenditure. Estimates are used principally when accounting for provision for doubtful debts and the length of fixed asset lives. These estimates could differ from the actual results.

Turnover
Turnover represents amounts earned for services provided to customers (net of value added tax and inter-company revenue).

Contracted income invoiced in advance for fixed periods is recognised as turnover in the period of actual service provision. Turnover from installation and other up-front set-up activities is recognised on customer acceptance after installation.

Turnover attributable to infrastructure sales in the form of indefeasible rights-of-use ("IRUs") with characteristics which qualify the transaction as an outright sale, or transfer of title agreements are recognised at the time of delivery and acceptance by the customer. Proceeds from the sale of infrastructure qualify as turnover where the infrastructure was designated as built for resale at the outset and the associated costs of construction have been classified an inventory for future sale. Where the infrastructure was not designated for resale and was classified as tangible fixed assets, the proceeds from these infrastructure sales are recorded net of costs as a gain or loss on the disposals of a fixed asset.

Charges to customers attributable to services, provided through the Group's network where the Group is deemed to be acting as agent, are reported net of the service providers charges to the Group.

Cost of sales
Cost of sales includes payments made to other carriers, depreciation of network infrastructure and equipment, direct network costs and construction costs associated with infrastructure sales.

Operating leases
Costs in respect of operating leases are charged on a straight-line basis over the lease term.

Goodwill
Goodwill arising on all acquisitions since 1 January 1998 is capitalised in the year in which it arises and is amortised through the profit and loss account on a straight line basis over its useful economic life.

Goodwill arising on the acquisitions of ImagiNet is being amortised over 10 years (note 10). Goodwill arising on the acquisition of Fitec was fully amortised following an impairment review during 2002.

Goodwill arising on all acquisitions prior to 1 January 1998 remains written off against reserves. This goodwill has been written off as a matter of accounting policy and would be taken to the profit and loss account on disposal of the relevant business.

Tangible fixed assets
Tangible fixed assets are recorded at historical cost. Network infrastructure and equipment comprises assets purchased and built, at cost, together with capitalised labour, directly attributable to the cost of construction.

Depreciation is calculated to write off the cost, less estimated residual values of tangible fixed assets, on a straight-line basis over their expected economic lives as follows:

Network infrastructure and equipment                            5%-20% per annum
Office computers, equipment, fixtures and fittings
   and vehicles                                                10%-33% per annum

Depreciation of network infrastructure and equipment commences from the date it becomes operational. No depreciation is provided for payments on account and assets under construction.

Impairment
Tangible and intangible fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition. An impairment loss is recognised to the extent that the carrying amount of an asset exceeds its recoverable amount, being the higher of its value in use and net realisable value.

Investments
The Company's investments in subsidiaries are stated at cost less provision for impairment in value.

Inventory for future sale
Inventory for future sale, represents ducts within the Group's multi-duct inter-city network intended to be sold, and is stated at the lower of cost or net realisable value. Cost includes an appropriate proportion of direct overheads.

Licences
Annual amounts payable for telecommunications licences have been expensed as incurred.

Deferred taxation
Deferred tax is provided in full on all timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Finance costs
Costs incurred in raising debt finance are deducted from the amount raised and amortised over the life of the debt facility on a constant-yield basis. Costs incurred in raising equity finance are deducted from the premium arising on the issue of shares.

Pension scheme
The Group operates a number of defined contribution pension schemes through its subsidiaries. Pension costs are charged to the profit and loss account on an accruals basis in the period in which contributions are payable to the schemes.

Foreign currencies and derivative financial instruments
Transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Monetary assets and liabilities are translated at the period end rate. Exchange differences arising from the re-translation of the opening net assets of foreign subsidiaries, denominated in foreign currencies, and any related loans, together with the differences between profit and loss accounts translated at average rates and rates ruling at the period end are taken directly to reserves.

Translation differences on intra-group currency loans and foreign currency borrowings to the extent that they are used to finance or hedge group equity investments in foreign enterprises are taken directly to reserves together with the exchange differences on the carrying value of the related investments.

Forward  exchange  contracts  are deemed hedges only where they relate to actual foreign currency assets and liabilities or commitments which have been identified and where they involve the same, or similar, currency as the hedged transaction and reduce the risk to the Group's operations arising from foreign currency exchange movements. Gains and losses on forward exchange contracts deemed as hedges are deferred and included in the value of the related foreign currency transaction. No other derivative instruments are used by the Group.

All other exchange differences are taken to the profit and loss account.

Liquid resources
Liquid resources include surplus cash which is placed on short term deposit which is disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. At 31 December 2002, all of the Group's liquid resources comprise short-term money market deposits.

2. Segmental Analysis

Factors used to identify reporting segments

The Group operates in a single business segment, telecommunications and in geographical areas as shown below.

Country activities and local business are managed by local management teams. These local management teams are co-ordinated across the Group through a regional and functional organisational structure.

In 2001, the Group reported its segments as UK, Germany, France, South Region and North Region, which reflected the manner in which the Group was managed at the time. In February 2002, the Group announced a new organisational structure consisting of three geographic regions (North, South and Central) and two pan-European businesses, European Network Services and eBusiness.

During 2002, a decision was made to integrate eBusiness into each country operation. The Group does however monitor eBusiness revenue separately.

The Group is now structured on a regional basis and the directors consider the Group's reportable segments to be North, South and Central. Prior years have been restated on that basis.

In the tables below, North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and The UK. Central Region comprises Austria, Germany and Switzerland and South Region comprises France, Italy, Portugal and Spain.

Products and services within each reportable segment

Turnover from the single business segment is attributed within geographical areas and is classified as Switched, Non-switched, eBusiness and Other as shown below.

Turnover by destination is not materially different from turnover by origin.

Measurement of segment performance

Accounting policies adopted by each segment and for each geographical area are described in note 1. Management evaluates performance based upon profit or loss on ordinary activities before taxation.

Segmental analysis for the year ended 31 December 2002:

                                                                                              Corporate
                                                     North         Central       South          and                Total
                                                     Region        Region        Region     eliminations  -------------------------
                                                  (pound)'000   (pound)'000   (pound)'000   (pound)'000   (pound)'000      $'000
                                                  -----------   -----------   -----------   -----------   -----------    ----------
Turnover
   Switched                                           213,025       309,458       164,871       (63,971)      623,383     1,003,335
   Non-switched                                       140,517       142,829        94,218       (27,041)      350,523       564,167
   eBusiness                                           15,446         8,488        29,209        (1,613)       51,530        82,937
   Other                                                   65         1,330           485           (58)        1,822         2,933
   Inter region revenue                               (37,543)      (32,300)      (22,840)       92,683            --            --
                                                   ----------    ----------    ----------    ----------    ----------    ----------
                                                      331,510       429,805       265,943            --     1,027,258     1,653,372
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Depreciation and amortisation
   (including impairment charge)                     (279,368)     (190,889)     (216,871)     (125,760)     (812,888)   (1,308,344)
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Net interest (payable) receivable                     (34,286)      (48,718)      (45,469)       70,281       (58,192)      (93,661)
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Profit (loss) on ordinary activities
before taxation and exceptional items                 (38,614)      (22,791)      (66,910)     (107,816)     (236,131)     (380,053)
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Profit (loss) on ordinary activities before
taxation and after exceptional items                 (296,599)     (146,407)     (242,243)      (33,033)     (718,282)   (1,156,075)
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Expenditure on fixed assets                            93,341        90,327       127,064         3,636       314,368       532,543
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Tangible fixed assets                                 384,222       580,701       400,368        13,518     1,378,809     2,219,193
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Total assets                                          476,751       679,445       524,512       908,222     2,588,930     4,166,882
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Equity shareholders' funds                            333,636       550,913       401,526      (331,065)      955,010     1,537,088
                                                   ==========    ==========    ==========    ==========    ==========    ==========

Segmental analysis for the year ended 31 December 2001:

                                                                                              Corporate
                                                     North         Central       South          and                Total
                                                     Region        Region        Region     eliminations  -------------------------
                                                  (pound)'000   (pound)'000   (pound)'000   (pound)'000   (pound)'000      $'000
                                                  -----------   -----------   -----------   -----------   -----------    ----------
Turnover
   Switched                                           222,670       262,749       125,646       (78,418)      532,647       857,296
   Non-switched                                       121,775       139,098        76,295       (13,741)      323,427       520,556
   eBusiness                                           11,145         8,445        25,772        (2,084)       43,278        69,656
   Other (i)                                              158         5,860           456          (139)        6,335        10,196
   Inter region revenue                               (42,822)      (35,810)      (15,750)       94,382            --            --
                                                    ---------    ----------    ----------    ----------    ----------    ----------
                                                      312,926       380,342       212,419            --       905,687     1,457,704
                                                    =========    ==========    ==========    ==========    ==========    ==========
Depreciation and amortisation
   (including impairment charge)                     (109,948)     (110,654)      (47,994)      (27,135)     (295,731)     (475,979)
                                                    =========    ==========    ==========    ==========    ==========    ==========
Net interest (payable) receivable                     (23,527)      (50,782)      (33,380)       56,464       (51,225)      (82,446)
                                                    =========    ==========    ==========    ==========    ==========    ==========
Profit (loss) on ordinary activities before
   taxation and exceptional items (i), (ii)           (70,300)      (93,833)      (79,811)        3,136      (240,808)     (387,581)
                                                    =========    ==========    ==========    ==========    ==========    ==========
Profit (loss) on ordinary activities before
   taxation and after exceptional items (i), (ii)    (131,251)     (201,916)      (82,645)       55,443      (360,369)     (580,013)
                                                    =========    ==========    ==========    ==========    ==========    ==========
Expenditure on fixed assets                           275,079       231,710       271,944        30,532       809,265     1,302,512
                                                    =========    ==========    ==========    ==========    ==========    ==========
Tangible fixed assets                                 618,910       647,981       504,079        22,107     1,793,077     2,885,958
                                                    =========    ==========    ==========    ==========    ==========    ==========
Total assets                                          712,088       786,323       641,746     1,287,635     3,427,792     5,517,032
                                                    =========    ==========    ==========    ==========    ==========    ==========
Equity shareholders' funds                            532,923       618,666       512,817       (40,047)    1,624,359     2,614,406
                                                    =========    ==========    ==========    ==========    ==========    ==========

(i)  Central Region  "Other"  turnover  includes  infrastructure  sales of  (pound)3,829,000  which had associated  cost of sales of
     (pound)2,415,000.
(ii) Results for the North Region include a charge of (pound)2,195,000 under the Company's Share Symmetry Scheme and results for the
     South Region include a charge of (pound)1,132,840 under the same scheme. These charges are eliminated upon consolidation.

Segmental analysis for the year ended 31 December 2000:

                                                                                              Corporate
                                                     North         Central       South          and                Total
                                                     Region        Region        Region     eliminations  -------------------------
                                                  (pound)'000   (pound)'000   (pound)'000   (pound)'000   (pound)'000      $'000
                                                  -----------   -----------   -----------   -----------   -----------    ----------
Turnover
   Switched                                           183,282       196,891        82,469       (57,373)      405,269       652,280
   Non-switched                                        96,588        93,564        50,898        (8,193)      232,857       374,783
   Other (i)                                              480        47,942           494           (65)       48,851        78,626
   Inter region revenue                               (17,226)      (34,538)      (13,867)       65,631            --            --
                                                   ----------    ----------    ----------    ----------    ----------    ----------
                                                      263,124       303,859       119,994            --       686,977     1,105,689
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Depreciation and amortisation                         (46,761)      (41,037)      (22,636)       (1,567)     (112,001)     (180,267)
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Net interest (payable) receivable                     (12,555)      (34,212)      (18,516)       40,989       (24,294)      (39,101)
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Profit (loss) on ordinary activities before
   taxation (i), (ii)                                 (69,396)      (51,992)      (49,782)       54,310      (116,860)     (188,086)
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Expenditure on fixed assets                           210,795       295,869       186,197        10,179       703,040     1,131,543
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Tangible fixed assets                                 448,208       548,621       292,057        20,639     1,309,525     2,107,680
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Total assets                                          533,685       756,417       406,636     1,655,450     3,352,188     5,395,347
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Equity shareholders' funds                            410,061       591,572       306,832       193,386     1,501,857     2,417,239
                                                   ==========    ==========    ==========    ==========    ==========    ==========

(i)  Central Region "Other"  turnover  includes  infrastructure  sales of  (pound)46,212,000  which had associated  cost of sales of
     (pound)27,222,000.
(ii) Results for the North Region include a payment of (pound)40,870,000 made to the COLT Qualifying Share Ownership Trust ("QUEST", note 13) and a gain of (pound)5,864,000  resulting from the transfer of investments in subsidiaries to a holding company within the Group. This gain is eliminated upon consolidation.

3. Loss on Ordinary Activities Before Taxation

Loss on ordinary activities before taxation is stated after charging:

                                                                                        Year ended 31 December
                                                                        ----------------------------------------------------------
                                                                             2000           2001           2002            2002
                                                                        (pound)'000     (pound)'000     (pound)'000       $'000
                                                                        ------------    -----------     -----------     ----------
Employee costs (note 5)                                                   112,780          177,250         205,805       331,243
Depreciation of tangible fixed assets                                     109,702          207,830         259,109       417,036
Impairment of tangible fixed assets (note 11)                                  --           85,326         541,474       871,503
Amortisation of goodwill (note 10)                                          2,299            2,575           2,779         4,473
Impairment of intangible fixed assets (note 10)                                --               --           9,526        15,332
Operating lease rentals-- property                                         17,392           32,845          25,716        41,390
                       -- other                                            35,996           42,593          39,040        62,835
Remuneration of auditors
   Statutory audit (Company(pound)110,000 (2001:(pound)85,000,
   2000:(pound)85,000)                                                        536              620             878         1,410
   Non Statutory assurance services                                            44               48             123           198
   Taxation services                                                          229              311             476           766
   Other services                                                              --                7             537           864


In addition to the above, the auditors received (pound)145,000 in 2001 and (pound)60,000 in 2000 for services in connection with the equity and debt offerings described in notes 13 and 15. These costs have been deducted from the proceeds of the offerings.

Other services in 2002, includes fees of (pound)520,000 in relation to the action taken by Highberry Limited's (a hedge fund) unsuccessful petition for the appointment of an administrator.



4. Directors' Emoluments


Aggregate emoluments for directors of COLT for their period of directorship:

                                                Year ended 31 December
                                    ------------------------------------------
                                         2001              2002          2002
                                    (pound)'000       (pound)'000       $'000
                                    -----------       -----------      -------

Salaries, fees and bonuses               952              1,343         2,162
Long term incentive plan                  19                 38            61
Other benefits                            32                 84           135
                                       -----              -----         -----
Aggregate emoluments                   1,003              1,465         2,358
Pension contributions                     65                100           161
                                       -----              -----         -----
                                       1,068              1,565         2,519
                                       =====              =====         =====
                                       -----              -----         -----
Gain on exercise of options            3,220                 --            --
                                       =====              =====         =====
Compensation for loss of office           --                915         1,473
                                       =====              =====         =====

There were a number of Board changes during 2001 and 2002 which create timing differences in the level of emoluments for those years. The audited information in the Directors' Remuneration Report on page 43 provides further details.

5. Employee Information

The average  monthly  number of persons  employed by the Group during the period was:
                                               Year ended 31 December
                                         ------------------------------------
                                           2000          2001          2002
                                         --------      --------      --------
By category:
   Engineering and operations              1,840         2,669         2,820
   Sales and marketing                       791         1,139         1,118
   Administration                            650         1,081         1,067
                                           -----         -----         -----
                                           3,281         4,889         5,005
                                           =====         =====         =====

                                                                 Year ended 31 December
                                                 -------------------------------------------------------
                                                     2000          2001           2002           2002
                                                 (pound)'000    (pound)'000    (pound)'000       $'000
                                                 -----------     ----------    -----------      --------

Employee costs (for the above persons):
   Wages and salaries                               126,929        193,947        203,512        327,553
   Social security costs                             22,364         35,028         34,515         55,551
   Other pension costs                                6,986          8,510         12,477         20,082
                                                   --------       --------       --------       --------
                                                    156,279        237,485        250,504        403,186
Less: employee costs capitalised                    (43,499)       (60,235)       (44,699)       (71,943)
                                                   --------       --------       --------       --------
                                                    112,780        177,250        205,805        331,243
                                                   ========       ========       ========       ========

Capitalised employee costs are included in fixed asset additions within the appropriate asset category.


Long-Term Incentive Plan ("Incentive Plan")

COLT Inc. (a wholly owned subsidiary of FMR Corp.) established, effective 1 December 1995, an Incentive Plan providing for the issuance, to key employees of the Group, of incentive deferred compensation in the form of interests in the appreciation in the value of the Company's ordinary shares over a specified base amount ("Incentive Units"). The Incentive Plan was not assumed by COLT in the Group's reorganisation prior to its initial public offering, and remains the obligation of COLT Inc. There have been no additional Incentive Units awarded under the Incentive Plan.

COLT Inc.'s obligations to employees holding Incentive Units have been satisfied by the creation of an irrevocable trust for the benefit of such holders, and the funding by COLT Inc. of the trust with ordinary shares of COLT. As each holder becomes entitled to a payment, the trust sells ordinary shares and transfers an approximately equivalent amount of cash to such holder in retirement of such holder's units. To the extent that the Group continues to be responsible for employer taxes related to Incentive Plan employees payments, expenses for the year ended 31 December 2000 amounted to approximately (pound)497,000 with a credit of (pound)175,000 for the year ended 31 December 2001 and expenses of (pound)54,000 for the year ended 31 December 2002. These amounts are included in the table above.

6. Interest Payable and Similar Charges

                                                                                    Year ended 31 December
                                                                        -----------------------------------------------------
                                                                             2000          2001          2002          2002
                                                                        (pound)'000   (pound)'000   (pound)'000        $'000
                                                                        -----------   -----------   -----------      --------
Interest and similar charges on senior convertible notes                   40,412         43,294        36,132         58,155
Accretion and similar charges on senior discount notes                     22,671         26,392        20,631         33,206
Interest and similar charges on senior notes                               41,033         41,266        36,844         59,300
Charges payable in respect of bank facility                                   309            297           145            233
Unwinding of discount (note 16)                                                --             --         1,934          3,113
Other interest payable and similar charges                                    369            703           614            988
                                                                          -------        -------       -------        -------
                                                                          104,794        111,952        96,300        154,995
                                                                          =======        =======       =======        =======

7. Exceptional Items

Severance
On 21 February 2002, the Group announced an operational effectiveness review programme to reduce staff levels by approximately 500. On 27 September 2002, the Group further announced a move to a pan-European organisational structure following the completion of the construction of its core network infrastructure enabling the reduction of employee numbers by up to a further 800 over the following twelve months. The operational exceptional charge of (pound)18,320,000 included in the total interconnect and network charges for the twelve months ended 31 December 2002, together with the operational exceptional charge of (pound)18,934,000 included in the selling, general and administration charges for the same period, represent the provisions in respect of the cost of these programmes.

Impairment
During 2002, the Group announced that given the downturn in the telecommunications industry and overall economic environment it was prudent to take further action to ensure that its asset base remained aligned with the realities of the market. As a result "Network depreciation" includes an exceptional charge of (pound)508,000,000 and "Other depreciation and amortisation" includes an exceptional charge of (pound)43,000,000, representing an impairment provision to write down the book value of fixed assets and goodwill.

In 2001, the Group made provisions for the write down of the book value of certain assets including Internet Solution Centre capacity, equipment and electronics, selected IT software developments and leasehold improvements in excess leased space. Network depreciation included an exceptional charge of (pound)73,371,000 and other depreciation and amortisation included an exceptional charge of (pound)11,955,000 reflecting these write downs. These charges are a major non-cash charge and were computed in accordance with the requirement of FRS 11 "Impairment of fixed assets and goodwill" (note 11).

Property
During 2001, the Group made provisions against future rents, services and reinstatement costs in the Internet Solution Centres and excess leased space. "Interconnect and network" and "Selling general and administrative" included provisions of (pound)33,536,000 and (pound)27,870,000 respectively, reflecting these provisions (note 16).

Inventory
In 2001, Interconnect and network included a charge of (pound)28,846,000 reflecting the write down of inventory held for future sale to nil.

Investment in own shares
The Company recognised a charge of (pound)409,000 (2001: (pound)2,757,000) relating to the revaluation of shares held in the COLT Qualifying Share Ownership Trust for certain compensation plans as described in note 13. This charge is a non-cash charge.

Gain on purchases of debt
During 2002, the Company purchased some of its convertible and non-convertible debt for a cash outlay of (pound)97,277,000 (2001:(pound)84,651,000) resulting in an exceptional gain of(pound)101,668,000 (2001:(pound)58,774,000). Further details on the purchases are provided within note 15.

Foreign exchange gain
The Company realised an exceptional exchange gain of (pound)4,844,000 from the unwinding of the British pounds forward contracts previously held as a condition of its bank facility which the Company terminated in June 2002.

8. Taxation


There is no tax charge arising in the years ended 31 December 2000, 2001 and 2002 as the Group had no taxable profits.

Net tax losses carried forward amounted to:

                                                 At 31 December
                                     -------------------------------------------
                                          2001           2002            2002
                                     (pound)'000    (pound)'000          $'000
                                     -----------    -----------        ---------

North Region                           274,761          369,544          594,781
Central Region                         179,061          271,498          436,976
South Region                           100,547           79,140          127,376
                                     ---------        ---------        ---------
                                       554,369          720,182        1,159,133
                                     =========        =========        =========


These amounts are not time limited, but must be utilised in the country in which they arose. The losses carried forward remain subject to legislative provisions and to agreements with the various tax authorities in jurisdictions where the Group operates.

In 2002, the company adopted FRS 19 "Deferred Tax". No deferred tax asset has been recognised in the financial statements. The unprovided potential deferred tax asset is as follows:

                                                                             At 31 December
                                                                 -------------------------------------------
                                                                      2001           2002            2002
                                                                 (pound)'000    (pound)'000          $'000
                                                                 -----------    -----------        ---------
Capital allowances less depreciation                                 4,786        (101,265)       (162,986)
Short term timing differences                                      (15,164)        (22,972)        (36,974)
                                                                  --------        --------        --------
Potential deferred tax asset                                       (10,378)       (124,237)       (199,960)
Add losses available                                              (196,150)       (249,362)       (401,348)
                                                                  --------        --------        --------
Total potential deferred tax asset after addition of losses       (206,528)       (373,599)       (601,308)
                                                                  ========        ========        ========


There is a  further  potential  deferred  tax asset of  (pound)4,382,000  (2001:
(pound)4,382,000) which relates to timing differences on the accretion of the senior discount notes.


9. Loss Per Share


Basic loss per share is based upon the loss after tax for each period and the weighted average ordinary shares issued for the period.

All potential ordinary shares issuable have an anti-dilutive effect on basic loss per share for each financial year presented and therefore these potential shares have been excluded in the calculation of diluted loss per share.

                                                                                         Year ended 31 December
                                                                        --------------------------------------------------------
                                                                            2000            2001            2002          2002
                                                                       (pound)'000     (pound)'000     (pound)'000        $'000
                                                                     --------------   -------------   -------------   ----------
Loss for period                                                          (116,860)        (360,369)       (718,282)   (1,156,075)
                                                                     ============     ============    ============     =========
Weighted average ordinary shares issued (`000)                            693,385          745,550       1,507,164     1,507,164
                                                                     ============     ============    ============     =========
Basic and diluted loss per share                                     (pound)(0.17)    (pound)(0.48)   (pound)(0.48)       $(0.77)
                                                                     ============     ============    ============     =========

10. Intangible Fixed Assets

                                           Total                     Total
                                        (pound)'000                  $'000
                                        -----------                --------
Cost
   At 1 January 2000                       24,405                    39,280
   Movement                                (5,291)                   (8,516)
   Exchange differences                       105                       169
                                          -------                   -------
   At 31 December 2000                     19,219                    30,933
   Movement                                10,945                    17,616
   Exchange differences                      (488)                     (785)
                                          -------                   -------
   At 31 December 2001                     29,676                    47,764
   Movement                                  (174)                     (280)
   Exchange differences                     1,187                     1,910
                                          -------                   -------
   At 31 December 2002                     30,689                    49,394
                                          =======                   =======
Accumulated amortisation
   At 1 January 2000                        2,441                     3,929
   For the year                             2,299                     3,700
   Exchange differences                        88                       142
                                          -------                   -------
   At 31 December 2000                      4,828                     7,771
   For the year                             2,575                     4,145
   Exchange differences                      (144)                     (232)
                                          -------                   -------
   At 31 December 2001                      7,259                    11,684
   For the year                             2,779                     4,473
   Impairment charge                        9,526                    15,332
   Exchange differences                       486                       782
                                          -------                   -------
   At 31 December 2002                     20,050                    32,271
                                          =======                   =======
Net book value
   At 31 December 2000                     14,391                    23,162
                                          =======                   =======
   At 31 December 2001                     22,417                    36,080
                                          =======                   =======
   At 31 December 2002                     10,639                    17,123
                                          =======                   =======

Intangible fixed assets comprise purchased goodwill arising on the acquisition of Planet SA and its subsidiary ImagiNet SA (together "ImagiNet") on 15 July 1998 and of Fitec SA and its subsidiaries Apogee Communications SA and Asthea Ingenierie SARL (together "Fitec") on 3 July 2001. Purchased goodwill is being amortised over 10 years for ImagiNet. The goodwill is attributable to the market position and business development of ImagiNet at the date of acquisition and the amortisation term reflects the period during which the directors estimate the value of the underlying business will exceed the value of the underlying assets. Fitec goodwill was being amortised over 10 years up to September 2002, at which point the remaining goodwill was considered fully impaired and written off (note
7).

The purchase price of ImagiNet was 18,294,000 Euros with the consideration in the form of 320,000 Euros and the issue of 1,871,500 ordinary shares, of which 1,395,292 were issued upon completion. For the period ending 31 December 2000 the valuation of the 357,156 ordinary shares deferred as at 31 December 1999 was decreased to (pound)29.18 per share, the market price on 31 January 2000, in respect of the 59,526 ordinary shares issued on that date and to (pound)14.40 per share, the market price at year-end, in respect of the 297,630 ordinary shares remaining to be issued in 2001. For the period ending 31 December 2001 the valuation of the 297,630 ordinary shares deferred as at 31 December 2000 was increased to (pound)16.10 per share, the market price on 8 January 2001, in respect of the 297,630 shares issued on that date.

The purchase price of Fitec was in the form of 5,213,000 Euros and the issue of 1,836,576 ordinary shares, of which 4,038,000 Euros was paid and 1,518,792 ordinary shares issued upon completion on 3 July 2001. The valuation of the shares issued upon completion was (pound)4.99 per share, the market price on that date. The purchase agreement provided for the deferred shares to be issued and the deferred consideration to be paid over the 2 years ending June 2003, subject to certain criteria being met. For the period ending 31 December 2001, the valuation of the 317,784 ordinary shares deferred as at 31 December 2001 was (pound)1.14 per share, the share market price at year end. For the period ending 31 December 2002, the valuation of the 317,784 ordinary shares deferred as at 31 December 2001, was decreased to (pound)0.44 per share, the market price on 10 July 2002, in respect of the 135,556 ordinary shares issued on that date and to (pound)0.455 per share, the market price at year-end, in respect of the 182,228 ordinary shares remaining to be issued in 2003.

The issue of these ordinary shares during the year represents a non-cash transaction.

11. Tangible Fixed Assets

                                                                             Computers,
                                                           Network           equipment,
                                                    infrastructure           fixtures &
                                                               and         fittings and
                                                         equipment             vehicles                 Total                 Total
                                                       (pound)'000          (pound)'000           (pound)'000                 $'000
                                                    --------------         ------------           -----------            ----------
Cost
   At 1 January 2000                                      729,298                79,560               808,858             1,301,857
   Additions                                              627,396                75,644               703,040             1,131,543
   Disposals                                               (8,688)               (1,041)               (9,729)              (15,659)
   Exchange differences                                    18,969                 1,608                20,577                33,119
                                                       ----------            ----------            ----------            ----------
   At 31 December 2000                                  1,366,975               155,771             1,522,746             2,450,860
   Additions                                              739,996                69,269               809,265             1,302,512
   Disposals                                               (6,150)               (8,123)              (14,273)              (22,972)
   Exchange differences                                   (30,191)               (2,818)              (33,009)              (53,128)
                                                       ----------            ----------            ----------            ----------
   At 31 December 2001                                  2,070,630               214,099             2,284,729             3,677,272
   Additions                                              271,824                42,544               314,368               532,543
   Disposals                                              (24,759)                 (726)              (25,485)              (67,586)
   Exchange differences                                   116,185                 5,702               121,887               196,176
                                                       ----------            ----------            ----------            ----------
   At 31 December 2002                                  2,433,880               261,619             2,695,499             4,338,405
                                                       ==========            ==========            ==========            ==========
Accumulated depreciation
   At 1 January 2000                                       89,649                17,579               107,228               172,582
   For the year                                            88,689                21,013               109,702               176,565
   Disposals                                               (5,396)                 (942)               (6,338)              (10,201)
   Exchange differences                                     2,066                   563                 2,629                 4,231
                                                       ----------            ----------            ----------            ----------
   At 31 December 2000                                    175,008                38,213               213,221               343,177
   For the year                                           163,393                44,437               207,830               334,502
   Disposals                                               (5,067)               (5,274)              (10,341)              (16,644)
   Impairment charge                                       73,371                11,955                85,326               137,332
   Exchange differences                                    (3,350)               (1,034)               (4,384)               (7,056)
                                                       ----------            ----------            ----------            ----------
   At 31 December 2001                                    403,355                88,297               491,652               791,311
   For the year                                           212,009                47,100               259,109               417,036
   Disposals                                              (10,967)                 (673)              (11,640)              (18,735)
   Impairment charge                                      508,000                33,474               541,474               871,503
   Exchange differences                                    31,058                 5,037                36,095                58,096
                                                       ----------            ----------            ----------            ----------
   At 31 December 2002                                  1,143,455               173,235             1,316,690             2,119,212
                                                       ==========            ==========            ==========            ==========
Net book value
   At 31 December 2000                                  1,191,967               117,558             1,309,525             2,107,683
                                                       ==========            ==========            ==========            ==========
   At 31 December 2001                                  1,667,275               125,802             1,793,077             2,885,961
                                                       ==========            ==========            ==========            ==========
   At 31 December 2002                                  1,290,425                88,384             1,378,809             2,219,193
                                                       ==========            ==========            ==========            ==========

Included in network infrastructure and equipment are payments on account and assets under construction of (pound)39,603,000 at 31 December 2002 (2001:(pound)124,188,000, 2000:(pound)179,215,000). Assets under construction at
31  December  2002   includes(pound)4,569,000   (2001:(pound)11,988,000,   2000:
(pound)40,250,000) associated with construction of the Group's inter-city network.

The impairment charge taken in 2002 (see note 7) was computed in accordance with the Group's accounting policy and the requirements of FRS11. The carrying amounts of the relevant assets were compared to recoverable amounts represented by the cash flow expected to arise from their use, using a discount rate of 13.7%. While the calculation of the discounted future cash flows projected to arise from the use of assets is based upon management's best estimates of such cash flows and the required discount rate, these estimates do contain a considerable amount of uncertainty. The actual outcome may differ and management estimates may alter to reflect changes in the economic, technological and competitive environment in which the Company operates.

In 2001, (pound)73,371,000 of the impairment charge relates to the closing or "mothballing" of Internet Solution Centres ("ISCs") and reflects the write off of fixed assets within those ISCs which, in the opinion of the directors, have no realisable value. The remaining (pound)11,955,000 of the impairment charge relates to leasehold improvements in vacated properties and software development costs for systems that will no longer be implemented.

12. Debtors - Amounts Falling Due Within One Year


Trade debtors:
                                                   At 31 December
                                       ----------------------------------------
                                            2001           2002         2002
                                       (pound)'000     (pound)'000      $'000
                                       -----------     -----------     --------
Trade debtors                             218,154        233,671        376,093
Provision against doubtful accounts       (22,884)       (43,883)       (70,629)
                                         --------       --------       --------
                                          195,270        189,788        305,464
                                         ========       ========       ========

Prepaid expenses and other debtors:
                                                   At 31 December
                                       ----------------------------------------
                                            2001           2002         2002
                                       (pound)'000     (pound)'000      $'000
                                       -----------     -----------     --------
Other debtors                              44,175         27,922         44,940
Prepayments and accrued income             27,714         21,755         35,015
VAT recoverable                            40,047         24,929         40,123
                                         --------       --------       --------
                                          111,936         74,606        120,078
                                         ========       ========       ========



13. Capital and Reserves

Capital
                                                      Ordinary shares
                                                        of 2.5p each
                                                   No'000     (pound)'000
                                                 ---------    -----------


Authorised share capital                         2,075,000         51,875
                                                 =========      =========

Called up share capital:
At 1 January 2000                                  669,747         16,744
Issued in 2000                                      18,819            470
Shares issued upon acquisition (note 10)                60              1
Exercise of warrants                                 2,184             55
Conversion of notes (see note 15)                   10,141            254
                                                 ---------      ---------
At 31 December 2000                                700,951         17,524
Issued in 2001                                     804,174         20,104
Shares issued upon acquisition (note 10)             1,816             45
Exercise of warrants                                   300              8
                                                 ---------      ---------
At 31 December 2001                              1,507,241         37,681
Issued in 2002                                         160              4
Shares issued upon acquisition (note 10)               136              3
                                                 ---------      ---------
At 31 December 2002                              1,507,537         37,688
                                                 =========      =========
At 31 December 2002 ($'000)                                        60,658
                                                                =========

At 31 December 2002, the authorised share capital was 2,075,000,000 (2001:2,074,999,996) ordinary shares of 2.5p each. During 2002 the special voting rights redeemable share of 10p was sub-divided and redesignated as four ordinary shares of 2.5p each.

In December 2001, the Company completed the sale of 801,317,468  ordinary shares
of  2.5  pence  each  raising  proceeds  of   (pound)496,817,000   (issue  price
(pound)0.62) before expenses of (pound)3,217,000.

In March 2000, the Company  completed the sale of 9,900,000  ordinary  shares of
2.5 pence each raising proceeds of (pound)381,348,000 (issue price (pound)38.52) before expenses of (pound)9,619,000. In April 2000, the Company completed the sale of an additional 3,000,000 ordinary shares of 2.5 pence each (issue price (pound)38.52), raising proceeds of (pound)115,560,000 before expenses of (pound)2,889,000.


Warrants

In December 1996, the Company issued US$314,000,000 aggregate principal amount at maturity of senior discount notes in the form of 314,000 units, each unit consisting of one 12% senior discount note and one warrant to purchase 31.2 ordinary shares from the Company at an exercise price of (pound)0.7563 per share. The warrants may be exercised at any time prior to the close of business on 31 December 2006. Warrants that are not exercised by such date will expire. In accordance with the terms of the warrants, following the completion of the Company's sale of ordinary shares in December 2001, the number of shares underlying each outstanding warrant and the warrant exercise price were adjusted to 45.323 ordinary shares and (pound)0.5206 per ordinary share, respectively. At 31 December 2002, warrants to purchase 881,770 ordinary shares were outstanding. The Company has authorised and has reserved for issuance such number of ordinary shares as would be issuable upon the exercise of all outstanding warrants.


COLT Telecom Group Share Plan ("Option Plan")

The Option Plan was adopted on 7 November 1996, for the issuance to key employees of the Group of incentive compensation related to the public market performance of the Company's ordinary shares. The Option Plan is divided into two parts; the "Approved Part" approved by the U.K. Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988, and the "Unapproved Part" which is not so approved. Options may be granted by the Compensation Committee to directors and employees of the Group under either part of the Option Plan. Individuals who provide services to COLT may also be permitted to participate in the Unapproved Part.

Options granted under the Approved Part will not normally be exercisable until the third anniversary of the date of grant. Options granted under the Unapproved Part may become exercisable earlier than the third anniversary. Options may be exercised early on death (or in certain other limited circumstances). Unless the Compensation Committee agrees otherwise, options lapse when an option holder ceases to be an employee. The Compensation Committee, in its discretion, may determine in connection with each grant of options, the terms of vesting and whether or not vesting will be accelerated upon a change of control event. Options are not transferable.

Option Plan awards are based on an employee's level of responsibility, performance and term of service. Options will be granted at an option price which is not less than the market value of the ordinary shares on the date of grant and will normally only be granted within six weeks of the announcement of COLT's results for any period. The grant of options to subscribe for new shares, under each of the plans is limited so that new shares in respect of which options to subscribe are granted may not, when added to the shares issued or remaining issuable under any share option scheme, or issued under any share incentive scheme, in the previous 10 years, exceed 10% of the then issued equity share capital of the Company.

At 31 December 2002, options outstanding under the Option Plan, together with their exercise prices and dates, were as follows:

                                                                       Number of ordinary shares under option
                                                                   -------------------------------------------------------
Date of       Exercise          Dates of             Date of
grant          price             vesting            expiration       Granted      Exercised         Lapsed     Outstanding
--------   ------------      ----------------      -----------     ----------     ----------     ----------    -----------
Dec-96     (pound)0.688      Dec 97 to Dec 01           Dec-06     25,824,000      9,947,636      5,686,764     10,189,600
Jan-97     (pound)0.779      Jan 98 to Jan 02           Jan-07        396,000        178,400        149,600         68,000
Apr-97     (pound)0.706      Apr 98 to Apr 02           Apr-07      1,280,000        665,400        377,600        237,000
Aug-97     (pound)0.956      Aug 98 to Aug 02           Aug-07      2,488,000        722,000        508,800      1,257,200
Nov-97     (pound)1.285      Nov 98 to Nov 02           Nov-07      3,196,000      1,418,362        812,000        965,638
Dec-97     (pound)1.700      Dec 98 to Dec 02           Dec-07      4,204,000      1,104,400        528,800      2,570,800
Feb-98     (pound)2.738      Feb 99 to Feb 03           Feb-08        140,000         56,000             -          84,000
Feb-98     (pound)2.743      Feb 99 to Feb 03           Feb-08        900,000        530,220        369,780              -
May-98     (pound)4.756      May 99 to May 03           May-08        830,000        207,750         56,000        566,250
Aug-98     (pound)6.600      Aug 99 to Aug 03           Aug-08      2,906,000        591,544      1,286,256      1,028,200
Nov-98     (pound)7.494      Nov 99 to Nov 03           Nov-08      1,408,075        113,215        953,200        341,660
Dec-98     (pound)7.877      Dec 99 to Dec 03           Dec-08        100,000             -         100,000              -
Mar-99    (pound)11.300      Mar 00 to Mar 04           Mar-09        990,000        122,500        424,000        443,500
Apr-99    (pound)10.934      Apr 00 to Apr 04           Apr-09      1,000,000        150,000             -         850,000
May-99    (pound)12.254      May 00 to May 04           May-09        585,000         58,000        193,000        334,000
Aug-99    (pound)12.744      Aug 00 to Aug 04           Aug-09        930,000         15,000        573,000        342,000
Nov-99    (pound)21.000      Nov 00 to Nov 04           Nov-09        800,500             -         498,500        302,000
Dec-99    (pound)24.394      Dec 00 to Dec 04           Dec-09        740,000             -         130,000        610,000
Feb-00    (pound)36.177      Feb 01 to Feb 05           Feb-10        745,000             -         356,671        388,329
May-00    (pound)22.610      May 01 to May 05           May-10        792,500             -         280,000        512,500
Jun-00    (pound)26.660      Jun 01 to Jun 05           Jun-10        846,000             -         185,000        661,000
Aug-00    (pound)19.157      Aug 01 to Aug 05           Aug-10      1,181,500             -         437,934        743,566
Aug-00    (pound)17.727      Aug 01 to Aug 05           Aug-10        317,500             -         120,000        197,500
Nov-00    (pound)19.484      Nov 01 to Nov 05           Nov-10        800,000             -         212,500        587,500
Dec-00    (pound)15.184      Dec 01 to Dec 05           Dec-10        757,441             -         202,264        555,177
Feb-01    (pound)13.370      Feb 02 to Feb 06           Feb-11      2,401,040             -         702,041      1,698,999
Feb-01    (pound)20.055      Feb 02 to Feb 06           Feb-11        400,000             -              -         400,000
Feb-01    (pound)26.740      Feb 02 to Feb 06           Feb-11        750,000             -              -         750,000
May-01     (pound)8.437      May 02 to May 06           May-11        866,500             -         203,000        663,500
May-01    (pound)12.656      May 02 to May 06           May-11        250,000             -              -         250,000
May-01    (pound)16.874      May 02 to May 06           May-11        250,000             -              -         250,000
Jun-01     (pound)7.100      Jun 02 to Jun 06           Jun-11      2,688,750             -         666,500      2,022,250
Aug-01     (pound)3.217      Aug 02 to Aug 06           Aug-11      1,464,500             -         374,820      1,089,680
Nov-01     (pound)1.724      Nov 02 to Nov 06           Nov-11        231,000             -           3,000        228,000
Dec-01     (pound)1.561      Dec 02 to Dec 06           Dec-11      1,410,500             -         104,000      1,306,500
Feb-02     (pound)0.413      Feb 03 to Feb 07           Feb-12      4,688,500             -       1,082,000      3,606,500
May-02     (pound)0.448      May 03 to May 07           May-12         72,500             -              -          72,500
Jul-02     (pound)0.480      Jul 03 to Jul 07           Jul-12      5,602,300             -         121,000      5,481,300
Aug-02     (pound)0.504      Aug 03 to Aug 07           Aug-12        250,000             -              -         250,000
Oct-02     (pound)0.323      Oct 03 to Oct 07           Oct-12        250,000             -              -         250,000
Nov-02     (pound)0.436      Nov 03 to Nov 07           Nov-12        400,000             -              -         400,000
                                                                   -------------------------------------------------------
                                                         Total     76,133,106     15,880,427     17,698,030     42,554,649
                                                                   =======================================================

In addition to options granted under the Option Plan, options to subscribe for 160,000 ordinary shares were granted to certain directors of the Company, 32,000 of which vested on each of 17 December 1996, 1997, 1998, 1999 and 2000. The exercise price for the options which vested in 1996, 1997, 1998, 1999 and 2000 were (pound)0.6875, (pound)1.65875, (pound)8.50, (pound)29.00 and (pound)14.86 per share, respectively. At 31 December 2002, 96,000 options had been exercised.


COLT Savings-Related Share Option Scheme ("SAYE Scheme")

The SAYE Scheme was adopted on 17 June 1997, allowing for eligible employees to apply for an option to acquire ordinary shares under a three or five year savings contract. The aggregate monthly contribution payable by an employee under the savings contract may not exceed an amount established by the U.K. Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988, currently (pound)250 or the local currency equivalent. The option exercise price per ordinary share may not be less than the higher of (a) 80% of the average of the middle market quotations of an ordinary share for either three consecutive dealing days in the period of 30 days prior to the date of grant or the dealing day prior to the date on which the exercise price is set and (b) the nominal value of an ordinary share on the date of grant.

The Company has taken advantage of the exemption, provided by UITF 17 "Employee Share Schemes", from charging the profit and loss account with the difference between the fair value of the options on the date of grant and any consideration payable by the employees on exercise.

In normal circumstances, an option may only be exercised while the participant remains employed within the Group and then only during the six months starting at the date on which the savings contract matures. At the expiry of that period, the option will lapse. Earlier exercise is permitted in certain circumstances where the participant's employment terminates or in the event of change of control, reorganisation or amalgamation of the Company.

In December 1997, 2,289,000 options were granted under the SAYE Scheme with an exercise price of (pound)1.19 per ordinary share. Each such option vested on 1 March 2001 and at 31 December 2002 all options had been exercised.

In December 1998, 593,000 options were granted under the SAYE Scheme with an exercise price of (pound)6.01 per ordinary share. Each such option vested on 1 March 2002 and at 31 December 2002 all options had been exercised.

In December 1999, 441,000 options were granted under the SAYE Scheme with an exercise price of (pound)16.656 per ordinary share. Each such option vests on 1 March 2003 and each optionholder entered into a three year savings contract. At 31 December 2002, 18,000 options were outstanding.

In December 2000, 804,000 options were granted under the SAYE Scheme with an exercise price of (pound)11.784 per ordinary share. Each such option vests on 1 March 2004 and each optionholder entered into a three year savings contract. At 31 December 2002, 43,000 options were outstanding.

In December 2001, 6,986,000 options were granted under the SAYE Scheme with an exercise price of (pound)1.615 per ordinary share. Each such option vests on 1 March 2005 and each optionholder entered into a three year savings contract. At 31 December 2002, 2,456,000 options were outstanding.

In December 2002, 18,410,000 options were granted under the SAYE Scheme with an exercise price of (pound)0.40 per ordinary share. Each such option vests on 1 March 2006 and each optionholder entered into a three year savings contract. At 31 December 2002, 18,410,000 options were outstanding.


COLT Qualifying Share Ownership Trust ("QUEST")

In March 2000, the Company established a QUEST to acquire, inter alia, shares in the Company to satisfy existing options granted under the Company's SAYE Scheme. The shares held by the trust are reported as "Investments in own shares" at a carrying value based on their exercise price. The difference between the market price of the shares, on their date of issue, and the exercise price of the options reflected in an increase in share premium is offset by a corresponding transfer from the profit and loss account. The remaining shares held in the QUEST will be utilised in full to part satisfy the options granted in December 2002 under the SAYE Scheme. At 31 December 2002, the QUEST held 297,059 shares (2001: 297,059) which were revalued down by (pound)360,927 during 2002, to reflect a valuation of (pound)0.40 per share, being the exercise price of the options granted in December 2002. The shares had a market value of (pound)135,162 at 31 December 2002.


COLT Free Share Scheme ("Free Share Scheme")

The Free Share Scheme was adopted on 17 June 1997, allowing for eligible individuals who started employment with the Group before 1 September 1998 and remained an employee of the Group for two years from the date of grant, to receive 400 ordinary shares in the Company. Eligible individuals who started employment after 1 September 1998 and remain an employee of the Group for two years from the date of grant have or will receive 100 ordinary shares in the Company. Individuals who received options under the Option Plan or cash incentive awards at the time of the Company's initial public offering or thereafter were generally not awarded shares under the Free Share Scheme. No payment is required from the employee.

On 22 March 1999 an Employee Benefit Trust ("EBT") was established to purchase and hold shares due for distribution under the Free Share Scheme. On 26 March 1999 the EBT purchased 440,000 ordinary shares at their nominal value of 2.5p each. On 13 December 2001, the EBT subscribed for its pro rata share of the Company's offering, purchasing 104,144 ordinary shares at (pound)0.62 per share. This investment is recorded within investment in own shares. At 31 December 2002, the EBT held 217,344 shares (2001: 217,344) which were revalued down by (pound)47,815 during 2002, to reflect a valuation of (pound)0.40 per share. The shares had a market value of (pound)98,892 at 31 December 2002.


Performance Share Plan

A Performance Share Plan was adopted on 25 May 2000. Under this plan, Executive Directors and other key executives will be entitled to receive an award of shares according to an objective performance target set by the Compensation Committee.

At 31 December 2002, share awards outstanding under the Performance Share Plan, together with dates, were as follows:

                                                                                   Number of Ordinary Shares
Date of                                    Date of                ------------------------------------------------------
grant           Date of vesting          Expiration                 Granted       Sold           Lapsed      Outstanding
--------        ---------------      --------------                --------     --------        --------     -----------
Feb-01             Feb-06                Feb-11                     20,194         --            20,194            --

Deferred Bonus Plan

A Deferred Bonus Plan was adopted on 25 May 2000. Under this plan, selected senior employees will be entitled to receive an award of shares representing a proportion (initially expected to be 50%) of the amount of their annual cash bonus.

At 31 December 2002, share awards outstanding under the Deferred Bonus Plan, together with dates, were as follows:

                                                                          Number of Ordinary Shares
Date of                                    Date of         -------------------------------------------------
grant          Date of vesting          Expiration          Granted     Exercised    Lapsed      Outstanding
--------      ----------------      --------------         --------     ---------   --------     -----------
Feb-01        Feb-04 to Feb-06            Feb-11            24,182         977        6,342           16,863

In addition participants may also be invited to defer all or a portion of their annual cash bonus and receive a matching award in the form of an option to acquire shares with a market value equal to twice the amount of the deferred bonus. Receipt of the matching award may be subject to the achievement of performance targets. Options awarded under this plan are included in the totals in Option Plan above.

Reserves
                                                                                Share         Merger      Shares to          Profit
                                                                              premium        reserve      be issued        and loss
                                                                          (pound)'000    (pound)'000    (pound)'000     (pound)'000
                                                                        -------------    -----------    -----------     -----------

At 1 January 2000 (i)                                                       1,199,220         13,110         11,318        (239,517)
   Adjustments to goodwill arising on acquisition (ii)                             --             --             --             719
   Premium on shares issued (iv)                                              593,230          1,735             --              --
   Transfer on issue of shares to QUEST                                        40,870             --             --         (40,870)
   Charges related to the Free Share Scheme (iii)                                  --             --             --             751
   Shares to be issued (note 10)                                                   --             --         (7,032)             --
   Loss for period                                                                 --             --             --        (116,860)
   Exchange differences (including(pound)7,764,000 profit on
     net foreign currency borrowings)                                              --             --             --          27,659
                                                                           ----------     ----------     ----------      ----------
At 31 December 2000 (i)                                                     1,833,320         14,845          4,286        (368,118)
   Premium on shares issued (iv)                                              480,909         12,325             --              --
   Shares to be issued (note 10)                                                   --             --         (3,565)             --
   Charges related to the Free Share Scheme (iii)                                  --             --             --             (38)
   Loss for period                                                                 --             --             --        (360,369)
   Loss on share symmetry arrangements                                             --             --             --          (3,327)
   Exchange differences (including(pound)5,294,000 profit on
     net foreign currency borrowings)                                              --             --             --         (23,590)
                                                                           ----------     ----------     ----------      ----------
At 31 December 2001 (i)                                                     2,314,229         27,170            721        (755,442)
   Premium on shares issued (iv)                                                  106             57             --              --
   Shares to be issued (note 10)                                                   --             --           (267)             --
   Loss for period                                                                 --             --             --        (718,282)
   Exchange differences (including(pound)29,359,000 loss on
     net foreign currency borrowings)                                              --             --             --          49,030
                                                                           ----------     ----------     ----------      ----------
At 31 December 2002                                                         2,314,335         27,227            454      (1,424,694)
                                                                           ==========     ==========     ==========      ==========
At 31 December 2002 ($'000)                                                 3,724,922         43,822            751      (2,293,045)
                                                                           ==========     ==========     ==========      ==========

(i)   Cumulative  goodwill  relating to  acquisitions  made prior to 1 January 1998,  which has been  eliminated  against  reserves, amounted to (pound)38,401,000 (2001: (pound)38,401,000, 2000: (pound)38,401,000).

(ii)  The Group  acquired the entire share  capital of CallShop etc.  Limited in October  1997.  In 2000 the directors  identified a permanent diminution in the value of goodwill and charged the profit and loss account with (pound)719,000.

(iii) The Company  operates a Free Share Share Scheme as a method of  remunerating  certain  employees.  The difference  between the market  price of the shares at the date of the grant and any price paid is  charged  to the profit and loss  account  over the period over which the shares are earned, with the credit taken directly to the profit and loss reserve.

(iv)  The Company has taken merger relief under the  provisions of section 131 of the Companies Act 1985 on shares issued in respect of the  acquisition  of ImagiNet and Fitec (note 10). All premium on the issue of those shares has been taken  directly to the merger reserve.

14. Creditors - Amounts Falling Due Within One Year

                                                        At 31 December
                                          -------------------------------------
                                             2001          2002          2002
                                          (pound)'000    (pound)'000     $'000
                                          -----------    -----------   --------

Trade creditors                              180,091        96,834      155,855
Amounts due to related parties (note 23)          32         1,677        2,698
Other taxation and social security            31,019        47,658       76,705
Other creditors                               12,342        15,769       25,381
Accruals and deferred income                 145,083       163,885      263,772
Interest accrual                              13,896        12,511       20,136
Network infrastructure                        41,539        14,319       23,047
                                             -------       -------      -------
                                             424,002       352,653      567,594
                                             =======       =======      =======


15. Creditors - Amounts Falling Due After More Than One Year

                                                        At 31 December
                                          --------------------------------------
                                               2001          2002          2002
                                          (pound)'000   (pound)'000       $'000
                                          -----------   -----------    ---------
Repayable between two and three years
   Senior convertible notes                      --         98,283       158,186
Repayable between three and four years
   Senior convertible notes                  91,867        321,057       516,742
   Senior discount notes                         --        142,408       229,206
Repayable between four and five years
   Senior convertible notes                 337,403        220,489       354,877
   Senior discount notes                    201,936             --            --
   Senior notes                                  --         79,861       128,536
Repayable in more than five years
   Senior convertible notes                 228,147             --            --
   Senior notes                             458,672        331,801       534,034
                                          1,318,025      1,193,899     1,921,581
                                          ---------      ---------     ---------
Senior convertible notes

In August 1998, COLT issued Deutschemark denominated senior convertible notes ("1998 Senior Convertible Notes") in the initial principal amount of DM600,000,000. A total of (pound)204,332,000 was raised before issuance costs of (pound)5,232,000. These costs have been deducted from the principal amount of the 1998 Senior Convertible Notes and have been charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 6 August 1999. The 1998 Senior Convertible Notes mature on 6 August 2005 and any outstanding notes will then be redeemed at a price of 117.907% of the initial principal amount. The notes are also redeemable at the option of the Company, in whole or in part, at any time on or after 6 August 2001, at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. The 1998 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was (pound)9.3438 per ordinary share with a fixed exchange rate of DM2.9392 per (pound)1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to (pound)7.9039 per ordinary share with a fixed exchange rate of DM2.9392 per (pound)1.00. During 2002, DM5,000,000 aggregate initial principal amount of the notes was purchased (2001: DM25,500,000). At 31 December 2002, 11,478,557 ordinary shares are reserved for issuance upon conversion of the remaining 1998 Senior Convertible Notes (2001: 11,693,287). The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. On 31 December 2001, the 1998 Senior Convertible Notes were redenominated from Deutschemarks to Euros at a rate of DM1.95583 per (euro)1.00.

In March 1999, COLT issued Euro denominated senior convertible notes ("March 1999 Senior Convertible Notes") in the initial principal amount of
(euro)295,000,000. A total of (pound)199,594,000 was raised before issuance costs of (pound)5,094,000. These costs have been deducted from the principal amount of the March 1999 Senior Convertible Notes and are charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 29 March 2000. The March 1999 Senior Convertible Notes mature on 29 March 2006 and any outstanding notes will then be redeemed at a price of 117.907% of the initial principal amount. The notes are also redeemable at the option of the Company, in whole or in part, at any time on or after 29 March 2002 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. The March 1999 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was (pound)14.6460 per ordinary share with a fixed exchange rate of (euro)1.4780 per (pound)1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to (pound)12.2351 per ordinary share with a fixed exchange rate of (euro)1.4780 per (pound)1.00. During 2002, (euro)25,350,000 aggregate initial principal amount of the notes was purchased (2001:
(euro)70,250,000). At 31 December 2002, 9,210,009 ordinary shares are reserved for issuance upon conversion of the March 1999 Senior Convertible Notes (2001:
10,611,851). The notes rank pari passu in right of payment to all unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company.

In December 1999, COLT issued Euro denominated senior convertible notes ("December 1999 Senior Convertible Notes") in the initial principal amount of
(euro)368,000,000. A total of (pound)230,389,000 was raised before issuance costs of (pound)9,289,000. These costs have been deducted from the principal amount of the December 1999 Senior Convertible Notes and are charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 16 December 2000. The December 1999 Senior Convertible Notes mature on 16 December 2006 and any outstanding notes will then be redeemed at a price of 126.664% of the initial principal amount. The notes are also redeemable at the option of the Company, in whole or in part, at any time on or after 16 December 2002 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.25%. The December 1999 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was (pound)35.5550 per ordinary share with a fixed exchange rate of
(euro)1.5974 per (pound)1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to (pound)30.0760 per ordinary share with a fixed exchange rate of (euro)1.5974 per (pound)1.00. During 2002, (euro)47,595,000 aggregate initial principal amount of the notes was purchased (2001: (euro)38,750,000). At 31 December 2002, 5.862,512 ordinary shares are reserved for issuance upon conversion of the December 1999 Senior Convertible Notes (2001: 6,853,189). The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company.

In April 2000, COLT issued Euro denominated senior convertible notes ("2000 Senior Convertible Notes") in the initial principal amount of (euro)402,500,000. A total of (pound)245,696,000 was raised before issuance costs of
(pound)5,596,000. These costs have been deducted from the principal amount of the 2000 Senior Convertible Notes and are charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 3 April 2001. The 2000 Senior Convertible Notes mature on 3 April 2007 and any outstanding notes will then be redeemed at a price of 131.238% of the initial principal amount. The notes are also redeemable at the option of the Company, in whole or in part, at any time on or after 3 April 2003 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.75%. The 2000 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was (pound)50.076 per ordinary share with a fixed exchange rate of (euro)1.6372 per (pound)1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to (pound)42.3593 per ordinary share with a fixed exchange rate of (euro)1.6372 per (pound)1.00. During 2002, (euro)46,599,000 aggregate initial principal amount of the notes was purchased (2001: (euro)49,960,000 ). At 31 December 2002, 4,411,509 ordinary shares are reserved for issuance upon conversion of the 2000 Senior Convertible Notes (2001: 5,083,450). The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company.

Senior discount notes

In December 1996, COLT issued US$314,000,000 aggregate principal amount at maturity of senior discount notes due 15 December 2006. The senior discount notes were issued in the form of 314,000 units, each unit consisting of one 12% senior discount note and one warrant to purchase ordinary shares. The units had an initial accreted amount at the date of issue of US$175,446,000 allocated US$169,769,000 to the senior discount notes and US$5,677,000 to the warrants. Issuance costs of (pound)4,432,000 have been deducted from the initial accreted amount of the senior discount notes and charged to the profit and loss account over the accretion period. The senior discount notes accrued from the initial accreted amount (after deducting expenses) of US$162,476,000 to US$314,000,000 on 15 December 2001, at an effective rate of 13.636% per annum compounded semi-annually. Beginning 15 June 2002, interest on the senior discount notes became payable semi-annually in cash at a rate of 12% per annum. During 2002, $64,470,000 aggregate initial principal amount of the notes was purchased (2001:
$20,325,000).

The senior discount notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after 15 December 2001, at 106% of their principal amount at maturity, plus accrued interest, declining to 100% of their principal amount at maturity, plus accrued interest, on or after 15 December 2003.

Senior notes

In November 1997, COLT issued sterling and Deutschemark denominated senior notes ("1997 Senior Notes") with aggregate principal amounts at maturity of (pound)50,000,000 and DM150,000,000, respectively. A total of (pound)100,661,000 was raised before issuance costs of (pound)3,300,000. These costs have been deducted from the principal amount of the 1997 Senior Notes and are charged to the profit and loss account over five years. The British pound notes bear interest at the rate of 10.125% per annum and the Deutschemark notes bear interest at 8.875% per annum, both payable semi-annually beginning 31 May 1998. The 1997 Senior Notes mature on 30 November 2007. The 1997 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1997 Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after 30 November 2002, initially at 105.0625% of their principal amount at maturity, plus accrued interest, in the case of the British pound notes and 104.4375% of their principal amount at maturity, plus accrued interest, in the case of the Deutschemark notes, declining in each case to 100% of their principal amount at maturity, plus accrued interest, on or after 30 November 2004. During 2002, DM18,955,000 and (pound)11,812,000 aggregate initial principal amount of the notes was purchased (2001: DM6,000,000). On 31 December 2001, the Deutschemark denominated 1997 Senior Notes were redenominated from Deutschemarks to Euros at a rate of DM1.95583 per (euro)1.00.

In July 1998, COLT issued Deutschemark denominated senior notes ("1998 Senior Notes") with aggregate principal amount at maturity of DM600,000,000. A total of (pound)204,332,000 was raised before issuance costs of (pound)5,875,000. These costs have been deducted from the principal amount of the 1998 Senior Notes and are charged to the profit and loss account over five years. The 1998 Senior Notes bear interest at the rate of 7.625% per annum, payable semi-annually beginning 31 January 1999. The 1998 Senior Notes mature on 28 July 2008. The 1998 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1998 Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after 31 July 2003, initially at 103.8125% of their principal amount at maturity, plus accrued interest declining to 100% of their principal amount at maturity, plus accrued interest, on or after 31 July 2005. During 2002, DM83,755,000 aggregate initial principal amount of the notes was purchased (2001: DM26,500,000). On 31 December 2001, the 1998 Senior Notes were redenominated Deutschemarks to Euros at a rate of DM1.95583 per (euro)1.00.

In December 1999, COLT issued Euro denominated senior notes ("1999 Senior Notes") with aggregate principal amount at maturity of (euro)320,000,000. A total of (pound)200,338,000 was raised before issuance costs of (pound)4,838,000. These costs have been deducted from the principal amount of the 1999 Senior Notes and are charged to the profit and loss account over five years. The 1999 Senior Notes bear interest at the rate of 7.625% per annum, payable semi-annually beginning 15 June 2000. The 1999 Senior Notes mature on 15 December 2009. The 1999 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1999 Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after 15 December 2004, initially at 103.8125% of their principal amount at maturity, plus accrued interest declining to 100% of their principal amount at maturity, plus accrued interest, on or after 15 December 2007. During 2002 (euro)46,750,000 aggregate initial principal amount of the notes was purchased (2001: (euro)11,000,000).

Bank facility
In 2002, the Company cancelled its secured multi-currency revolving credit facility of up to (pound)75,000,000.

Fair value of financial instruments

The fair values of the Company's financial instruments noted above, are disclosed in note 21.

16. Provisions for Liabilites and Charges

                                                                           Property       Severance        Total           Total
                                                                        (pound)'000     (pound)'000   (pound)'000          $'000
                                                                        -----------     -----------   -----------      ---------
At 1 January 2002                                                           61,406             --         61,406         98,833
Additional provisions charged to the profit and loss account                    --         37,254         37,254         59,960
Unwinding of discount                                                        1,934             --          1,934          3,113
Utilised in the year                                                        (7,104)        (9,468)       (16,572)       (26,673)
Exchange difference                                                          3,032            314          3,346          5,386
                                                                          --------       --------       --------       --------
At 31 December 2002                                                         59,268         28,100         87,368        140,619
                                                                          ========       ========       ========       ========

In 2001, the Group made a provision against future rents, services, and reinstatement costs associated with ISCs being closed or "mothballed" and excess lease space. Such provisions will be utilised over the next 14 years and represent the net present value of the future estimated costs.

In 2002, the Company made provision for staff reduction programmes, see note 7 for further details.

                                                      At 31 December
                                           ------------------------------------
 Maturity Profile of Property Provision        2001         2002           2002
                                           (pound)'000    (pound)'000     $'000
                                           -----------    -----------  --------

Payable in less than one year                 12,376        18,274       29,412
Payable between one and two years              7,346         8,975       14,445
Payable between two and five years            20,629        16,436       26,454
Payable in more than five years               21,055        15,583       25,081
                                              ------        ------       ------
                                              61,406        59,268       95,392
                                              ======        ======       ======


17. Cash Flow Reconciliations

a. Reconciliation of operating loss to net cash inflow (outflow) from operating activities

                                                                                          Year ended 31 December
                                                                         -----------------------------------------------------------
                                                                             2000            2001             2002           2002
                                                                         (pound)'000     (pound)'000     (pound)'000        $'000
                                                                         -----------     -----------     -----------     ----------
Operating loss                                                              (84,913)       (359,931)       (778,594)     (1,253,147)
Depreciation of tangible fixed assets                                       109,702         293,156         800,583       1,288,539
Amortisation of goodwill                                                      2,299           2,575          12,305          19,805
Exchange differences                                                           (374)           (962)            540             869
(Increase) decrease in inventories                                              839          31,051              --              --
(Increase) decrease in debtors                                             (184,596)         10,243          56,881          91,550
Increase in creditors                                                       119,841           2,144          24,948          40,154
Movement in provision for liabilities and charges (note 16)                      --          61,406          22,616          36,400
                                                                         ----------      ----------      ----------      ----------
Net cash inflow (outflow) from operating activities                         (37,202)         39,682         139,279         224,170
                                                                         ==========      ==========      ==========      ==========
b. EBITDA reconciliation

                                                                                          Year ended 31 December
                                                                         -----------------------------------------------------------
                                                                             2000            2001             2002           2002
                                                                         (pound)'000     (pound)'000     (pound)'000        $'000
                                                                         -----------     -----------     -----------     ----------
Net cash inflow (outflow) from operating activities                         (37,202)         39,682         139,279         224,170
Adjust for:
   Exchange differences                                                         374             962            (540)           (869)

   Movement in inventories                                                     (839)        (31,051)             --              --
   Movement in debtors                                                      184,596         (10,243)        (56,881)        (91,550)
   Movement in creditors                                                   (119,841)         (2,144)        (24,948)        (40,154)
                                                                         ----------      ----------      ----------      ----------
Total working capital adjustments                                            63,916         (43,438)        (81,829)       (131,704)
   Movement in provision for liabilities and charges                             --         (61,406)        (22,616)        (36,400)

Add back:
   Exceptional interconnect and network charges                                  --          62,382          18,320          29,486
   Exceptional selling and administrative charges                                --          27,870          18,934          30,474
                                                                         ----------      ----------      ----------      ----------
EBITDA before exceptional items                                              27,088          26,052          71,548         115,157
                                                                         ==========      ==========      ==========      ==========

In 2002 there were no infrastructure sales. EBITDA resulting from infrastructure sales in prior years was 2001: (pound)1,414,000, 2000:(pound)18,990,000 which are included above.

18. Analysis of Net Funds/Debt

                                                                             Accretion and
                                                                           amortisation of       Gain on
                                        At 31                     Exchange   finance costs      purchase
                                     December      Cash flow   gain (loss)        on notes       of debt          At 31 December
                                  -----------    -----------   -----------   -------------   -----------   -------------------------
                                         2001                                                                     2002          2002
                                  (pound)'000    (pound)'000   (pound)'000     (pound)'000   (pound)'000   (pound)'000         $'000
                                  -----------    -----------   -----------   -------------   -----------   -----------   -----------
Investments in liquid resources    1,259,080       (400,390)       30,900              --            --       889,590     1,431,795
Cash at bank and in hand              45,397          3,190        (3,295)             --            --        45,292        72,897
Senior convertible notes            (657,417)        31,811       (39,849)        (24,380)       50,006      (639,829)   (1,029,805)
Senior discount notes               (201,936)        27,138        15,901              --        16,489      (142,408)     (229,206)
Senior notes                        (458,672)        38,328       (24,063)         (2,428)       35,173      (411,662)     (662,570)
                                  ----------     ----------    ----------      ----------    ----------    ----------    ----------
Total net funds/(debt)               (13,548)      (299,923)      (20,406)        (26,808)      101,668      (259,017)     (416,889)
                                  ==========     ==========    ==========      ==========    ==========    ==========    ==========



Analysed in the Balance Sheet:

Investments in liquid resources    1,259,080                                                                  889,590     1,431,795
Cash at bank and in hand              45,397                                                                   45,292        72,897
Creditors amounts falling due
   after more than one year       (1,318,025)                                                              (1,193,899)   (1,921,581)
                                  ----------                                                               ----------    ----------
Total net funds/(debt)               (13,548)                                                                (259,017)     (416,889)
                                  ==========                                                               ==========    ==========

                                                                             Accretion and
                                                                           amortisation of       Gain on
                                        At 31                     Exchange   finance costs      purchase
                                     December      Cash flow   gain (loss)        on notes       of debt          At 31 December
                                  -----------    -----------   -----------   -------------   -----------   -------------------------
                                         2000                                                                     2001          2001
                                  (pound)'000    (pound)'000   (pound)'000     (pound)'000   (pound)'000   (pound)'000         $'000
                                  -----------    -----------   -----------   -------------   -----------   -----------   -----------
Investments in liquid resources    1,611,030       (330,164)      (21,786)             --            --     1,259,080     2,026,489
Cash at bank and in hand              43,561          3,270        (1,434)             --            --        45,397        73,066
Senior convertible notes            (757,737)        59,946        16,999         (29,297)       52,672      (657,417)   (1,058,113)
Senior discount notes               (185,061)        11,672        (5,116)        (25,373)        1,942      (201,936)     (325,016)
Senior notes                        (483,509)        13,033        10,390          (2,746)        4,160      (458,672)     (738,232)
                                  ----------     ----------    ----------      ----------    ----------    ----------    ----------
Total net funds/(debt)               228,284       (242,243)         (947)        (57,416)       58,774       (13,548)      (21,806)
                                  ==========     ==========    ==========      ==========    ==========    ==========    ==========

Analysed in the Balance Sheet:

Investments in liquid resources    1,611,030                                                                1,259,080     2,026,489
Cash at bank and in hand              43,561                                                                   45,397        73,066
Creditors amounts falling due
   after more than one year       (1,426,307)                                                              (1,318,025)   (2,121,361)
                                  ----------                                                               ----------    ----------
Total net funds/(debt)               228,284                                                                  (13,548)      (21,806)
                                  ==========                                                               ==========    ==========


Management of liquid resources

Cash inflows from liquid resources for the year were  (pound)400,500,000  (2001:
(pound)829,049,000, 2000: (pound)667,574,000), while cash outflows to liquid resources were (pound)110,000 (2001: (pound)498,885,000, 2000:
(pound)734,822,000).


Finance costs

Included in the Group Cash Flow Statement within "Interest paid, finance costs and similar charges" are costs associated with the issue of senior convertible and senior notes which in 2002 were nil (2001: (pound)nil, 2000:
(pound)5,596,000).

The proceeds from the issue of ordinary shares in the Group Cash Flow Statement are stated net of issue costs which in 2002 were nil (2001: (pound)3,217,000, 2000: (pound)12,508,000).

19. Capital Commitments

                                                                                    At 31 December
                                                                         ------------------------------------
                                                                              2001         2002          2002
                                                                         (pound)'000    (pound)'000     $'000
                                                                         -----------    -----------  --------
Future capital expenditure contracted but not provided for                   172,883         47,832    76,986
                                                                         ===========    ===========  ========

20. Financial Commitments

The Group has annual commitments under non-cancellable operating leases as follows:

                                                    At 31 December
                                         ------------------------------------
                                              2001         2002          2002
                                         (pound)'000    (pound)'000     $'000
                                         -----------    -----------  --------

Land and buildings
Expiring within one year                    2,422         1,092         1,757
Expiring between two and five years         5,280         6,284        10,114
Expiring in over five years                39,809        37,209        59,888
                                           ------        ------        ------
                                           47,511        44,585        71,759
                                           ======        ======        ======

Other
Expiring within one year                   27,615        29,395        47,312
Expiring between two and five years         8,719         1,966         3,164
Expiring in over five years                 1,311            92           148
                                           ------        ------        ------
                                           37,645        31,453        50,624
                                           ======        ======        ======

Forward currency contracts

In June 2002, COLT terminated its bank facility and its conditional requirement to hold a series of British pound forward contracts to purchase U.S.$94,200,000. A gain of (pound)4,844,000 was realised following the unwinding of the contracts. The British pound value of these commitments was (pound)59,631,000 in 2001 and 2000. The Group had no outstanding contracts at 31 December 2002.

21. Financial Instruments

The Group's treasury objectives, policies and strategies are outlined within the Financial Review under the heading "Treasury Policy" excluding the paragraph titled "Sensitivity analysis". Except for disclosures under currency exposure below, the following financial information excludes the Group's short term debtors and creditors.

Interest rate and currency profile of financial liabilities

                                                                                  At 31 December
                                                  ----------------------------------------------------------------------------------
                                                        Total        Weighted         Weighted              Total              Total
                                                    financial         average          average          financial          financial
                                                  liabilities        interest       period for        liabilities        liabilities
                                                                         rate       which rate
                                                                                      is fixed
                                                         2001            2002             2002               2002               2002
Currency:                                         (pound)'000               %            Years        (pound)'000              $'000
                                                  -----------        --------       ----------        -----------          ---------
Non-convertible debt
British pound                                          49,667            10.1                5             38,211             61,501
Euro                                                  409,005             7.8                6            373,451            601,069
U.S. dollar                                           201,936            13.6                4            142,408            229,206
                                                  -----------        --------       ----------        -----------          ---------
Total                                                 660,608             9.4                6            554,070            891,776
                                                  ===========        ========       ==========        ===========          =========
Convertible debt
Euro                                                  657,417             5.1                4            639,829          1,029,805
                                                  ===========        ========       ==========        ===========          =========
                                                                                  At 31 December
                                                  ----------------------------------------------------------------------------------
                                                        Total        Weighted         Weighted              Total              Total
                                                    financial         average          average          financial          financial
                                                  liabilities        interest       period for        liabilities        liabilities
                                                                         rate       which rate
                                                                                      is fixed
                                                         2000            2001             2001               2001               2001
Currency:                                         (pound)'000               %            Years        (pound)'000              $'000
                                                  -----------        --------       ----------        -----------          ---------
Non-convertible debt
British pound                                          49,304            10.1                6             49,667             79,938
Euro                                                  434,205             7.8                7            409,005            658,294
U.S. dollar                                           185,061            13.6                5            201,936            325,016
                                                  -----------        --------       ----------        -----------          ---------
Total                                                 668,570             9.7                6            660,608          1,063,248
                                                  ===========        ========       ==========        ===========          =========
Convertible debt
Euro                                                  757,737             5.1                5            657,417          1,058,113
                                                  ===========        ========       ==========        ===========          =========

Additional details, including a maturity profile, of the financial liabilities are set out in notes 15 and 16. All financial liabilities shown in the table are at fixed rates of interest.

Provisions

All financial assets as at 31 December 2002 are floating rate assets bearing interest at market rates, fixed in advance. In addition, the group's provision of (pound)59,268,000 (2001: (pound)61,406,000) for vacant leasehold properties (note 16) meet the definition of financial liabilities. These financial liabilities are considered to be floating rate financial liabilities. This is because in establishing the provision the cash flows have been discounted and the discount rate is re-appraised at each half yearly reporting date, to ensure that it reflects current market assessments of the time value of money and the risks specific to the liability.

Interest rate and currency profile of financial assets

                                                  At 31 December
                                   ---------------------------------------------
                                         Total            Total            Total
                                        assets           assets           assets
                                          2001             2002             2002
Currency:                          (pound)'000      (pound)'000            $'000
                                   -----------      -----------       ----------

British pound                          632,380          389,571          627,015
Euro                                   625,186          500,771          805,991
U.S. Dollar                             42,498           39,502           63,578
Other                                    4,413            5,038            8,108
                                   -----------      -----------       ----------
Total                                1,304,477          934,882        1,504,692
                                   ===========      ===========       ==========

Currency exposure

The following table shows the Group's net currency exposures that give rise to those exchange gains and losses which are taken to the profit and loss account. Such exposures comprise monetary assets and liabilities of the Group that are not denominated in the operational or functional currency of the operating company involved.

                                                        Net foreign currency monetary assets (liabilities)
Functional currency                                                     At 31 December 2002
                                   ------------------------------------------------------------------------------------------------
                                       British
                                         pound        US dollar             Euro            Other            Total            Total
                                   (pound)'000      (pound)'000      (pound)'000      (pound)'000      (pound)'000            $'000
                                   -----------      -----------      -----------      -----------      -----------        ---------
British pound                               --         (103,612)          (4,815)              11         (108,416)        (174,496)
Euro                                      (359)          (1,181)              --             (193)          (1,733)          (2,789)
Other                                     (264)            (368)           1,351                7              726            1,169
                                   -----------      -----------      -----------      -----------      -----------        ---------
Total                                     (623)        (105,161)          (3,464)            (175)        (109,423)        (176,116)
                                   ===========      ===========      ===========      ===========      ===========        =========

                                                        Net foreign currency monetary assets (liabilities)
Functional currency                                                     At 31 December 2001
                                   ------------------------------------------------------------------------------------------------
                                       British
                                         pound        US dollar             Euro            Other            Total            Total
                                   (pound)'000      (pound)'000      (pound)'000      (pound)'000      (pound)'000            $'000
                                   -----------      -----------      -----------      -----------      -----------        ---------
British pound                               --         (120,819)          (4,986)            (609)        (126,414)        (203,463)
Euro                                   (20,572)          (2,148)              --             (419)         (23,139)         (37,242)
Other                                       70                7              (37)              --               40               64
                                   -----------      -----------      -----------      -----------      -----------        ---------
Total                                  (20,502)        (122,960)          (5,023)          (1,028)        (149,513)        (240,641)
                                   ===========      ===========      ===========      ===========      ===========        =========

Fair value of financial instruments
The following table shows the carrying amounts and the fair values of the Group's financial instruments at 31 December 2001 and 2002. The carrying amounts of the non-derivatives are included in the Group balance sheet under indicated headings. The fair values of the financial instruments are the amounts at which the instruments could be exchanged in a transaction between willing parties, other than in a forced or liquidation sale.

                                                             Carrying amount                            Fair Value
                                                              At 31 December                           At 31 December
                                                   -------------------------------------    --------------------------------------
                                                         2001          2002         2002           2001          2002         2002
                                                  (pound)'000   (pound)'000        $'000    (pound)'000   (pound)'000        $'000
                                                  -----------   -----------    ---------    -----------    ----------    ---------
Non-derivatives
Assets
   Investments in liquid resources (i)              1,259,080       889,590    1,431,795      1,259,080       889,590    1,431,795
   Cash at bank and in hand (i)                        45,397        45,292       72,897         45,397        45,292       72,897
Liabilities
   Euro senior convertible notes (ii)                 657,417       639,829    1,029,805        357,903       267,536      430,599
   U.S. Dollar senior discount notes (ii)             201,936       142,408      229,206        179,723        95,413      153,567
   Euro senior notes (ii)                             409,005       373,451      601,069        297,890       211,862      340,992
   British pound senior notes (ii)                     49,667        38,211       61,501         42,500        23,677       38,108
Derivatives
   Forward foreign exchange contracts (iii)                --            --           --          6,522            --           --
   Warrants (iv)                                           --            --           --          1,843           852        1,371

(i)   The carrying amount of cash at bank and in hand and investments in liquid  resources  approximated to their fair values due to the short maturity of the instruments held.
(ii)  The fair values of the Company's  senior  convertible,  senior  discount and senior notes have been  estimated on the basis of market prices.
(iii) The fair value of the Company's forward foreign exchange contracts was estimated on the basis of market rates. These contracts were terminated in June 2002.
(iv)  The Company has received warrants from certain suppliers in the ordinary course of business.

22. Pension Arrangements

The Group operates a number of defined contribution pension schemes in its subsidiaries. Pension costs are charged to the profit and loss account on an accruals basis in the period in which contributions are payable to the scheme. The pension cost for 2002 amounted to approximately (pound)12,477,000 (2001:
(pound)8,510,000, 2000: (pound)6,986,000).

COLT Telecom AG, the Group's Swiss operating company, entered into a defined contribution pension scheme in December 2002. Under Swiss law, employees are guaranteed a minimum return on the assets of the scheme. COLT Telecom AG has an arrangement with a Switzerland based insurance company, to insure the minimum commitment in full. If the insurance company was unable to meet the minimum guaranteed commitment, then COLT Telecom AG, would be required to fund any deficit. The Directors consider the likelihood of such a situation arising as remote. At 31 December 2002, the pension scheme had assets and liabilities of (pound)11.5 million.



23. Transactions With Related Entities

The UK pension scheme is administered by Fidelity Pensions Management Limited, a subsidiary of Fidelity Investment Management Limited ("FIML"), a wholly owned subsidiary of Fidelity International Limited ("FIL"). The fees for the above services for the year ended 31 December 2002 were approximately (pound)170,000 (2001: (pound)88,000, 2000: (pound)83,000).

The Group has certain agreements with Fidelity Capital Associates Inc. ("FCA"), a wholly owned subsidiary of Fidelity Management & Research Corp. ("FMR Corp."), which allow under certain circumstances, for the Group to obtain consulting services from, or provide consulting services to, FCA. Compensation under the agreements is at prevailing market rates set each year. No services were provided by the Group or to the Group in 2002.

Pursuant to a contract with the Company, certain FMR Corp. and FIL employees provide consulting and other services to the Company at agreed rates. The fees for these services for the year ended 31 December 2002 were approximately (pound)1,377,000 (2001: (pound)110,000, 2000: (pound)295,000) for FMR employees and (pound)300,000 for FIL employees. These are outstanding creditor balances at the end of 2002. FMR Corp. also provided additional compensation and benefits to these employees related to services to the Company. For the year ended 31 December 2002 these totalled (pound)nil (2001: (pound)58,000, 2000:
(pound)658,000).

Details of the Incentive Plan are discussed in note 5.

An amount of (pound)3,880,000 was billed during 2002 to FIL for voice, data and eBusiness services (2001: (pound)1,059,000).

24. Company Balance Sheet

                                                                                              At 31 December
                                                                                     ----------------------------------
                                                                                        2001            2002             2002
                                                                     Notes       (pound)'000     (pound)'000            $'000
                                                                   --------      -----------     -----------       ----------
Fixed assets
   Tangible fixed assets                                              b               21,267        14,044             22,604
   Investments                                                        c              330,717       1,744,330        2,807,499
                                                                                 -----------     -----------       ----------
Total fixed assets                                                                   351,984       1,758,374        2,830,103

Current assets
   Prepaid expenses and other debtors                                 d            2,233,254           6,663           10,724
   Investments in liquid resources                                                 1,259,080         424,980          684,005
   Cash at bank and in hand                                                               21               6               10
                                                                                 -----------     -----------       ----------
Total current assets                                                               3,492,355         431,649          694,739
                                                                                 -----------     -----------       ----------
Total assets                                                                       3,844,339       2,190,023        3,524,842
                                                                                 ===========     ===========       ==========

Capital and reserves
   Called up share capital (note 13)                                                  37,681          37,688           60,658
   Share premium (note 13)                                                         2,314,229       2,314,335        3,724,922
   Merger reserve (note 13)                                                           27,170          27,227           43,822
   Shares to be issued (note 13)                                                         721             454              731
   Profit and loss account                                          a,e              102,256      (1,424,694)      (2,293,045)
                                                                                 -----------     -----------       ----------
Equity shareholders' funds                                                         2,482,057         955,010        1,537,088

Provisions for liabilities and charges                                                    --           3,611            5,812

Creditors
   Amounts falling due within one year                                f               44,257          37,503           60,361
   Amounts falling due after more than one year:                      g
     Convertible debt                                                                657,417         639,829        1,029,805
     Non-convertible debt                                                            660,608         554,070          891,776
                                                                                 -----------     -----------       ----------
   Total amounts falling due after more than one year                              1,318,025       1,193,899        1,921,581
                                                                                 -----------     -----------       ----------
Total creditors                                                                    1,362,282       1,231,402        1,981,942
                                                                                 -----------     -----------       ----------
Total liabilities, capital and reserves                                            3,844,339       2,190,023        3,524,842
                                                                                 ===========     ===========       ==========



Approved by the Board of Directors on 26 February 2003 and signed on its behalf by:

Barry Bateman, Chairman of the Board of Directors
Steve Akin, President, Chief Executive Officer and Director

a) Profit and Loss account

As permitted by Section 230 of the Companies Act of 1985, the parent company's profit and loss account has not been included in these financial statements. The parent company's loss for the period was (pound)1,594,442,000 (2001: profit of (pound)97,427,000).


b) Tangible fixed assets

                                                             Computers,
                                                             equipment,
                                                             fixtures &             Systems
                                                           fittings and               under
                                                               vehicles         development               Total               Total
                                                            (pound)'000         (pound)'000         (pound)'000               $'000
                                                            -----------         -----------         -----------            --------
Cost
   At 1 January 2001                                              7,906              13,313              21,219              34,152
   Additions                                                      7,770              37,720              45,490              73,216
   Transfers                                                     (4,180)            (28,155)            (32,335)            (52,043)
                                                            -----------         -----------         -----------            --------
   At 31 December 2001                                           11,496              22,878              34,374              55,325
   Additions                                                        326              20,682              21,008              33,812
   Transfers                                                     13,145             (30,514)            (17,369)            (27,955)
                                                            -----------         -----------         -----------            --------
   At 31 December 2002                                           24,967              13,046              38,013              61,182
                                                            ===========         ===========         ===========            ========
Accumulated depreciation
   At 1 January 2001                                              1,177                  --               1,177               1,894
   For the year                                                   5,114               3,356               8,470              13,632
   Impairment charge                                              1,473               1,987               3,460               5,569
                                                            -----------         -----------         -----------            --------
   At 31 December 2001                                            7,764               5,343              13,107              21,095
   For the year                                                   4,129                  --               4,129               6,646
   Transfers                                                      5,110              (5,343)               (233)               (375)
   Impairment charge                                              6,966                  --               6,966              11,212
                                                            -----------         -----------         -----------            --------
   At 31 December 2002                                           23,969                  --              23,969              38,578
                                                            ===========         ===========         ===========            ========
Net book value
   At 31 December 2001                                            3,732              17,535              21,267              34,230
                                                            ===========         ===========         ===========            ========
   At 31 December 2002                                              998              13,046              14,044              22,604
                                                            ===========         ===========         ===========            ========

The impairment charge relates to development costs for systems that will no longer be implemented.



c) Investments

                                                      (pound)'000         $'000
                                                       ----------    ----------

At 1 January 2001                                         319,336       513,971
Additions                                                  11,353        18,273
Foreign exchange difference                                    28            45
                                                       ----------    ----------
At 31 December 2001                                       330,717       532,289
Reclassified loans to subsidiary undertakings           1,322,994     2,129,359
Additions                                               1,763,431     2,838,242
Impairment                                             (1,773,758)   (2,854,864)
Foreign exchange difference                               100,946       162,473
                                                       ----------    ----------
At 31 December 2002                                     1,744,330     2,807,499
                                                       ==========    ==========

See note 26 for additional subsidiary information

d) Prepaid expenses and other debtors

                                                                                                    At 31 December
                                                                               -----------------------------------------------------
                                                                                      2001                 2002                 2002
                                                                               (pound)'000          (pound)'000                $'000
                                                                               -----------          -----------            ---------
Amounts owed by subsidiary undertakings (note c)                                 2,218,220                   --                   --
Other debtors                                                                       11,454                5,305                8,539
Prepayments                                                                          3,580                1,358                2,185
                                                                                 ---------            ---------            ---------
                                                                                 2,233,254                6,663               10,724
                                                                                 =========            =========            =========


e) Profit and loss account

                                                                                                    (pound)'000               $'000
                                                                                                    -----------          ----------
At 1 January 2001                                                                                        29,010              46,692
Retained profit for the period                                                                           97,427             156,808
Charges related to the Free Share Scheme (note 13)                                                          (38)                (61)
Exchange differences (including(pound)5,294,000 profit on net foreign currency borrowings)              (24,143)            (38,858)
                                                                                                     ----------          ----------
At 31 December 2001                                                                                     102,256             164,581
Retained profit (loss) for the period                                                                (1,594,442          (2,566,255)
Exchange differences (including(pound)33,453,000 loss on net foreign currency borrowings)                67,492             108,629
                                                                                                     ----------          ----------
At 31 December 2002                                                                                  (1,424,694)         (2,293,045)
                                                                                                     ==========          ==========


f) Creditors - amounts falling due within one year

                                                                                                    At 31 December
                                                                               -----------------------------------------------------
                                                                                      2001                 2002                 2002
                                                                               (pound)'000          (pound)'000                $'000
                                                                               -----------          -----------            ---------
Accrued expenses                                                                    44,257               35,356               56,905
Amounts owed to group undertakings                                                      --                2,147                3,456
                                                                                    ------               ------               ------
                                                                                    44,257               37,503               60,361
                                                                                    ======               ======               ======


g) Creditors - amounts falling due after more than one year

                                                                                                    At 31 December
                                                                               -----------------------------------------------------
                                                                                      2001                 2002                 2002
                                                                               (pound)'000          (pound)'000                $'000
                                                                               -----------          -----------            ---------
Repayable between two and three years
   Senior convertible notes                                                           --                98,283               158,186
Repayable between three and four years
   Senior convertible notes                                                       91,867               321,057               516,742
   Senior discount notes                                                              --               142,408               229,206
Repayable between four and five years
   Senior convertible notes                                                      337,403               220,489               354,877
   Senior discount notes                                                         201,936                    --                    --
   Senior notes                                                                       --                79,861               128,536
Repayable in more than five years
   Senior convertible notes                                                      228,147                    --                    --
   Senior notes                                                                  458,672               331,801               534,034
                                                                               ---------             ---------             ---------
                                                                               1,318,025             1,193,899             1,921,581
                                                                               =========             =========             =========

25. Summary of Differences between U.K. Generally Accepted Accounting Principles and U.S. Generally Accepted Accounting Principles ("GAAP").


The consolidated financial statements have been prepared in accordance with U.K. GAAP and on the basis of presentation as set out in Note 1, which differs in certain respects from U.S. GAAP. The main differences between U.K. GAAP and U.S. GAAP which affect the Group's consolidated net losses and net equity are set out below.

a. Effects of conforming to U.S. GAAP - impact on net loss
                                                                                           Year ended 31 December
                                                                     --------------------------------------------------------------
                                                                               2000            2001            2002            2002
                                                                        (pound)'000     (pound)'000     (pound)'000           $'000
                                                                     --------------   -------------   -------------      ----------

Loss for period under U.K. GAAP                                            (116,860)       (360,369)       (718,282)     (1,156,075)
U.S. GAAP adjustments:
   Payments by COLT Inc./FMR Corp. (i)                                         (936)            (58)             --              --
   Amortisation of intangibles (ii) (xi)                                      1,567             905           1,076           1,732
   Capitalised interest, net of depreciation (iii)                           14,555          13,159           3,662           5,894
   Deferred compensation (ii) (iv)                                           (2,018)         (1,991)         (1,946)         (3,132)
   Payroll taxes on employee share schemes (v)                                  679            (611)            (68)           (109)
   Profit on sale of IRUs (vi)                                              (18,911)           (900)          1,044           1,680
   Installation revenue (vii)                                               (19,540)        (23,436)         (3,172)         (5,105)
   Direct costs attributable to installation revenue (vii)                   19,540          23,436           3,172           5,105
   Warrants (viii)                                                               --           1,843            (991)         (1,595)
   Amount written off investment in own shares (ix)                              --           2,757             409             658
   Gain on forward foreign exchange contracts (x)                                --             424            (424)           (682)
   Impairment (xii)                                                              --              --         104,390         168,016
                                                                     --------------   -------------   -------------      ----------
Loss for period under U.S. GAAP                                            (121,924)       (344,841)       (611,130)       (983,614)
                                                                     ==============   =============   =============      ==========
Ordinary shares used in calculation of basic and
   diluted loss per share (`000)                                            693,385         745,550       1,507,164       1,507,164
                                                                     ==============   =============   =============      ==========
Basic and diluted loss per share                                     (pound) (0.18)   (pound) (0.46)  (pound) (0.41)     $    (0.65)
                                                                     ==============   =============   =============      ==========

(i)    On 27 December  1996,  COLT Inc. sold 7,200,000  ordinary  shares it owned in COLT to James P. Hynes and Paul W. Chisholm for total  consideration  of $1,867,500.  COLT Inc, made payments  related to this  transaction  of:  2002:nil,  2001: nil, 2000:
       (pound)278,000.  Pursuant to a contract with the Company,  certain FMR Corp. employees provided consulting and other services to the Company at agreed rates. FMR Corp. also provided  additional  compensation and benefits to these employees  related to services to the Company.  No Payments were made in 2002 (2001:  (pound)58,000,  2000:  (pound)658,000).  Under U.K. GAAP, the payments are disclosed as related party transactions,  but not recorded in the accounts,  while under U.S. GAAP, the payments are reflected as an expense and a capital contribution by the relevant entity.
(ii)   Under U.K. GAAP, following an acquisition by the Group during 1997, (pound)1,354,000 of intangible assets were written off to reserves.  At 31 December  2000,  under U.K. GAAP,  all such goodwill  previously  written off to reserves was charged to the profit and loss account.  Under U.S. GAAP, this charge was reduced by the amortisation  charged under U.S. GAAP to the profit and loss account in previous years. On 15 July 1998, the Company completed the acquisition of ImagiNet.  A total of 1,395,292 ordinary  shares were issued at  completion.  An  additional  476,208  remained to be issued  during 1999 and 2000 subject to certain  criteria  being met. On 3 July 2001,  the Company  acquired  all the share  capital of Fitec.  A total of  1,518,792 ordinary shares and 4,040,000 Euros was paid at completion with an additional  317,784 ordinary shares and 1,200,000 Euros to be paid over the two year period ending June 2003,  subject to certain  criteria  being met.  Under U.K.  GAAP,  the deferred shares and payments have been included in the purchase  consideration.  The excess purchase consideration over the fair value of assets and liabilities  acquired is attributed to goodwill and is being amortised over its estimated  economic life. Under
       U.S. GAAP these deferred  shares and payments are excluded from the purchase  consideration  and  recognised as  compensation expense in the profit and loss accounts over the period in which the payments vest. The total  reduction in  amortisation  of intangibles  for 2002 was  (pound)1,154,000  (2001:  (pound)853,000,  2000:  (pound)932,000).  The  goodwill  which  arose on acquisitions for U.S. purposes was (pound)20,594,000 (2001: (pound)20,594,000, 2000: (pound)11,797,000).
(iii)  Adjustment to reflect  interest  amounts  capitalised  under U.S. GAAP, less  depreciation  for the period.

                                       78

(iv)   The Company  operates an Inland Revenue  approved  Savings-Related  Share Option Scheme ("SAYE"  Scheme).  Under this scheme, options may be granted at a discount of up to 20%. Under U.K. GAAP no charge is taken in relation to the discount. Under U.S.
       GAAP, the difference between the market value of the shares on the date of grant and the price paid for the shares is charged as a  compensation  cost to the profit and loss  account  over the period over which the shares are  earned.  During 2002 the
       Company adopted the provisions of EITF 00-23,  "Issues Related to the Accounting for Stock Compensation under APB Opinion No.
       25 and FIN 44". In  accordance  with this,  an  employer's  offer to enter into a new SAYE  contract at a lower price  causes variable accounting for all existing awards subject to the offer.  Variable accounting commences for all existing awards when the offer is made,  and for those awards that are retained by employees  because the offer is declined,  variable  accounting continues until the awards are exercised,  are forfeited, or expire unexercised.  New awards are accounted for as variable to the extent that previous higher priced options were cancelled. The adoption of this guidance has not had a material affect on the  compensation  charge  made in respect of the year.  The total  expected  compensation  cost is  recorded  within  equity shareholders' funds as unearned compensation and additional paid in share capital  respectively,  with the compensation being charged to the profit and loss account over the vesting period. The charge for the year ended 31 December 2002 under the SAYE scheme was  (pound)792,000  (2001:  (pound)1,138,000,  2000:  (pound)1,086,000).  At 31 December  2002,  there were 4,811,000 variable SAYE options outstanding.
(v)    The Company operates a number of employee share schemes on which it incurs employer payroll taxes.  Under U.K. GAAP, the cost of the employer taxes is recognised over the period from the date of grant to the end of the performance  period.  Under U.S.
       GAAP, the cost is recognised when the tax obligation arises.
(vi)   The Company has concluded a number of infrastructure  sales in the form of 20-year  indefeasible  rights-of-use  ("IRU") with characteristics,  which qualify the transaction as outright sales for U.K. GAAP. Under U.S. GAAP these sales are treated as a
       20 year operating  lease.  In 2001, a gain of (pound)1.9  million was deferred net of the recognition of gains which had been deferred from  infrastructure  sales in 2000 of (pound)1.0  million.  There were no  infrastructure  sales in 2002, hence the adjustment reflects the recognition of revenue previously deferred.
(vii)  Under U.K. GAAP  installation  revenue is recognised on customer  acceptance after  installation.  In accordance with SAB 101
       "Revenue Recognition in Financial  Statements",  for the year ended 31 December 2002, customer installation revenues together with  attributable  direct costs,  up to the level of the  associated  revenue,  are  recognised  over the expected  customer relationship  period. The relationship  period for wholesale customers was reduced from five years to three years during 2002 and resulted in an additional  release of  (pound)11.4  million under U.S. GAAP in 2002. At 31 December  2002, the cumulative impact on net losses under SAB 101 was nil,  representing  cumulative deferred installation revenues of (pound)76,800,000 and costs of the same amount.
(viii) The Company has received  warrants from certain suppliers in the ordinary course of business.  Under U.K. GAAP,  warrants are treated as financial assets and recorded at the lower of cost or fair value.  Hence, for UK purposes,  the warrants have been recognised at nil. At 31 December 2000,  under U.S. GAAP,  the warrants were recorded at fair value with  unrecognised  gains included in "Other Comprehensive Income" within equity shareholders' funds. As required by FAS 133 "Accounting for Derivative
       Instruments" ("FAS 133"), as amended by FAS 137 and FAS 138, which came into effect on 1 January 2001, the unrealised gain at
       31 December  2000 and  subsequent  changes in fair value are  reflected in the profit and loss account for the twelve  months ended 31 December 2002.
(ix)   Under U.K. GAAP,  shares held by a QUEST and similar employee share trusts,  are recorded as fixed asset  investments at cost less amounts  written off (note 13). Under U.S. GAAP,  these shares are recorded at historical cost in the balance sheet as a deduction from shareholders' funds.
(x)    The Company entered into forward foreign  exchange  contracts for payments  relating to its U.S.  dollar  denominated  senior discount notes, a portion of which have now been purchased.  As a result,  the Company  recognised an unrealised gain on that ineffective  portion of the hedge  attributable  to the  purchased  notes.  As noted in note 20, the forward  contracts  were cancelled in June 2002.  The resulting  gain of  (pound)4.8  million was  recognised  for U.K. and U.S.  GAAP  purposes.  The adjustment of (pound)424,000 in 2002 is to reverse the unrealised gain already recognised in 2001.
(xi)   The Company adopted FAS 141 Business  Combinations and FAS 142, Goodwill and Other Intangible  Assets.  FAS 142 requires that from 1 January 2002,  goodwill and intangible  assets with indefinite  useful lives not be amortised but should be tested for impairment annually. Goodwill on acquisitions made before 1 July 2001 continued to be amortised until 31 December 2001. Hence prior to 1 January 2002, the Company  amortised the goodwill  arising on the acquisition of ImagiNet over its useful economic life of 10 years.  Fitec was acquired on 3 July 2001.  Other  intangibles  assets of  (pound)2.5  million were  identified by management on the acquisition of Fitec. At 30 September 2002, as set out in note (xii),  the Company  completed an impairment review of its reporting  units. As a result the goodwill and other  intangible  assets  attributable to Fitec were considered fully  impaired and written off.  These were written off in full for U.K. GAAP  purposes  also.  The Company had  unamortised goodwill of (pound)6.6  million at 31 December 2002,  which is no longer  amortised  under U.S. GAAP but will be assessed for impairment  annually in accordance with FAS 142.  Amortisation  expense related to goodwill,  under U.K. GAAP, was (pound)1.1 million in 2002. The adjustment  includes the writeback of amortisation of goodwill for UK purposes of (pound)1.6 million for
       ImagiNet, net of the amortisation under U.S. GAAP of other intangible assets of approximately (pound)0.5 million for Fitec.
(xii)  FAS 144 requires long-lived assets be evaluated for impairment whenever events or changes in circumstances  indicate that the carrying amount of a long-lived  asset is not recoverable.  On a regular basis,  the  undiscounted  estimated future net cash flows  associated with the asset are compared to the asset's  carrying amount to determine if an impairment has occurred.  If such assets are deemed  impaired,  an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets is recognised. If quoted market prices for the assets are not available, the fair value is calculated using the present value of estimated expected future net cash flows (note 11 for U.K. GAAP disclosure).  The cash flow calculations are based on management's best estimates,  using appropriate  assumptions and projections at the time. During quarter 3 2002, the
       Company recorded charges of (pound)443.8 million under U.S. GAAP to reflect the impairment of goodwill (see note ii), network and non-network fixed assets,  resulting in a GAAP difference of (pound)107.2  million. This represents a non-cash charge. In quarter 4, 2002  depreciation  in the amount of  (pound)2.8  million was recorded in respect of the assets which had not been impaired for U.S. GAAP purposes.  The adjustment for the year reflects the net position of lower  impairment  charge for U.S.
       GAAP purposes, net of associated depreciation.

b. Effects of conforming to U.S. GAAP - impact on net equity

                                                                                                    At 31 December
                                                                                ---------------------------------------------------
                                                                                       2001                2002                2002
                                                                                (pound)'000         (pound)'000               $'000
                                                                                -----------         -----------          ----------
Equity shareholders' funds under U.K. GAAP                                        1,624,359             955,010           1,537,088
U.S. GAAP adjustments:
   Adjustment to loss for period (i)                                                    (58)                 --                  --
   Addition to contributed capital (i)                                                   58                  --                  --
   Shares to be issued (ii)                                                            (362)                (82)               (132)
   Deferred compensation (ii) (iv)                                                   (7,808)             (9,754)            (15,699)
   Unearned compensation (ii) (iv)                                                   (4,582)             (3,667)             (5,902)
   Additional paid in share capital (ii) (iv)                                        12,390              13,421              21,601
   Amortisation of intangibles (ii) (xi)                                              2,824               3,900               6,277
   Own shares held in trust (xiii) (note 13)                                           (615)               (206)               (332)
   Warrants (viii)                                                                    1,843                 852               1,371
   Payroll taxes on employee share schemes (v)                                           68                  --                  --
   Gain (loss) on forward foreign exchange contracts                                  6,522                  --                  --
   Deferred profit on sale of IRUs (vi)                                             (19,811)            (18,767)            (30,205)
   Capitalised interest, net of depreciation (iii)                                   37,299              40,961              65,927
   Impairment (xii)                                                                      --             104,390             168,016
                                                                                -----------         -----------          ----------
Equity shareholders' funds under U.S. GAAP                                        1,652,127           1,086,058           1,748,010
                                                                                ===========         ===========          ==========

(i)-(xii) See note a for description of adjustments.
(xiii) Under U.K. GAAP, shares held by a QUEST, and similar employee  schemes,  are recorded as fixed asset investments at cost less amounts  written off. Under U.S. GAAP,  these shares are recorded at historical cost in the balance sheet as a deduction from shareholders'  funds.  The adjustment  reflects the net impact on U.S. GAAP equity after the U.K. GAAP write-off  recorded in
       2002.

c. Income taxes

Under U.K. GAAP, deferred income taxes are accounted for to the extent that it is considered probable that a liability or asset will materialise in the foreseeable future.

Under U.S. GAAP, deferred taxes are accounted for on all temporary differences between book income and tax income and a valuation allowance is established to reduce deferred tax assets to the amount which are likely to be realised in future tax returns.

The deferred tax asset is reconciled to the U.S. GAAP net deferred tax asset as follows:

                                                                                                    At 31 December
                                                                                  -------------------------------------------------
                                                                                         2001               2002               2002
                                                                                  (pound)'000        (pound)'000              $'000
                                                                                  -----------        -----------         ----------
Deferred tax asset in financial statements (U.K. GAAP)                                     --                 --                 --
Tax effects of timing differences:
   Tax losses:
     North Region                                                                      88,273            117,147            188,548
     Central Region                                                                    71,513            104,352            167,955
     South Region                                                                      36,364             27,863             44,845
   Capital allowances and other timing differences                                     10,378            124,237            199,960
                                                                                     --------           --------           --------
Gross deferred tax assets under U.S. GAAP                                             206,528            373,599            601,308
Deferred tax valuation allowance                                                     (206,528)          (373,599)          (601,308)
                                                                                     --------           --------           --------
Net deferred tax assets under U.S. GAAP                                                    --                 --                 --
                                                                                     ========           ========           ========

d. Cash flow statement

The Group's financial statements present cash flow statements prepared using the principles of U.K. Accounting Standards FRS 1 (Revised), "Cash Flow Statements". The statement prepared under FRS 1 (Revised) presents substantially the same information as that required under U.S. Statement of Financial Accounting Standard No. 95 ("FAS 95"). Under FRS 1 (Revised) cash flows are presented for
(i) operating activities;  (ii) returns on investments and servicing of finance;
(iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; (vi) equity dividends paid; (vii) management of liquid resources; and (viii) financing. FAS 95 requires presentation of cash flows from operating, investing and financing activities. In 2002, liquid resources under U.K. GAAP were considered cash equivalents under U.S. GAAP. The following statements summarise the statement of cash flows for the Group as if they had been presented in accordance with U.S. GAAP.

                                                                                        Year ended 31 December
                                                                  -----------------------------------------------------------------
                                                                         2000              2001              2002              2002
                                                                  (pound)'000       (pound)'000       (pound)'000             $'000
                                                                  -----------       -----------       -----------        ----------
Net cash inflow (outflow) from operating activities                   (24,815)           66,031           112,082           180,396
Net cash used in investing activities                                (706,154)         (476,995)          846,965         1,363,190
Net cash provided by financing activities                             740,418           414,234           (97,167)         (156,390)
Effects of exchange differences                                          (223)           (1,434)           27,605            44,430
                                                                   ----------        ----------        ----------        ----------
Net increase in cash and cash equivalents                               9,226             1,836           889,485         1,431,626
Cash and cash equivalents at beginning of period                       34,335            43,561            45,397            73,066
                                                                   ----------        ----------        ----------        ----------
Cash and cash equivalents at end of period                             43,561            45,397           934,882         1,504,692
                                                                   ==========        ==========        ==========        ==========

                                                                            Reconciliation to cash at bank and in hand and
                                                                            liquid resources under U.K. GAAP at 31 December
                                                                  -----------------------------------------------------------------
                                                                         2000              2001              2002              2002
                                                                  (pound)'000       (pound)'000       (pound)'000             $'000
                                                                  -----------       -----------       -----------        ----------
Cash and cash equivalents at end of period                             43,561            45,397           934,882         1,504,692
Liquid resources                                                    1,611,030         1,259,080                --                --
                                                                   ----------        ----------        ----------        ----------
                                                                    1,654,591         1,304,477           934,882         1,504,692
                                                                   ==========        ==========        ==========        ==========

e. Equity shareholders' funds

The significant components of equity shareholders' funds under U.S. GAAP are as follows:

                                                                                                                             Total
                                                  Ordinary Shares                                                           Share-
                                            -------------------------          Paid in       Retained                     holders'
                                                    Par        Shares          Capital       Earnings      Other             Funds
                                            (pound)'000       No '000      (pound)'000    (pound)'000   (pound)'000    (pound)'000
                                            -----------     ---------      -----------    -----------   -----------    -----------

At 1 January 2000                                16,744       669,747        1,239,225       (258,709)                     997,260
Loss for period                                                                              (121,924)                    (121,924)
Stock issuance                                      780        31,204          594,965                                     595,745
Additional paid in capital                                                       5,568                                       5,568
Unearned compensation                                                                             153                          153
Capital contribution                                                               936                                         936
Shares held in trust                                                            (4,492)                                     (4,492)
Warrants                                                                                                     12,763         12,763
Exchange differences                                                                           27,659                       27,659
                                            -----------     ---------      -----------    -----------   -----------    -----------
At 31 December 2000                              17,524       700,951        1,836,202       (352,821)       12,763      1,513,668
Loss for period                                                                              (344,841)                    (344,841)
Stock issuance                                   20,157       806,290          489,907                                     510,064
Additional paid in capital                                                       3,430                                       3,430
Unearned compensation                                                                          (1,118)                      (1,118)
Capital contribution                                                                58                                          58
Shares held in trust                                                             1,121                                       1,121
Warrants                                                                                                    (12,763)       (12,763)
Forward foreign exchange contracts                                                                            6,098          6,098
Exchange differences                                                                          (23,590)                     (23,590)
                                            -----------     ---------      -----------    -----------   -----------    -----------
At 31 December 2001                              37,681     1,507,241        2,330,718       (722,370)        6,098      1,652,127
Loss for period                                                                              (611,130)                    (611,130)
Stock issuance                                        7           296              163                                         170
Additional paid in capital                                                       1,031                                       1,031
Unearned compensation                                                                             928                          928
Forward foreign exchange contracts                                                                           (6,098)        (6,098)
Exchange differences                                                                           49,030                       49,030
                                            -----------     ---------      -----------    -----------   -----------    -----------
At 31 December 2002                              37,688     1,507,537        2,331,912     (1,283,542)           --      1,086,058
                                            ===========     =========      ===========    ===========   ===========    ===========
At 31 December 2002 ($'000)                      60,658                      3,753,212     (2,065,860)           --      1,748,010
                                            ===========                    ===========    ===========   ===========    ===========

f. Other disclosures

EBITDA

EBITDA (earnings before interest, tax, depreciation, amortisation, foreign exchange, infrastructure sales and exceptional items) is viewed by management as an operating cash flow measurement. Refer to note 17 in the financial statements for a reconciliation to net cash inflow (outflow) from operating activities.

New accounting standards

FAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets, was issued in July 2001. This standard will be effective for the Group's fiscal year beginning 1 January 2003. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The requirements of this standard will be reflected as a cumulative effect adjustment to income. Management has assessed the impact of the adoption of SFAS 143 on its consolidated financial statements and believes the impact will not be material.

In May 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No.13 and Technical Corrections as of April 2002". Among other things, SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement. The provisions of SFAS 145 related to the rescission of Statement 4 are to be applied in fiscal years beginning after May 15, 2002.

Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item should be reclassified. The Company has early adopted SFAS 145. Consequently the gain on the buy back of the bonds is no longer classified as an extraordinary item.

In June 2002, the FASB issues SFAS 146 "Accounting for Costs Associated with Exit or Disposal" ("SFAS 146") which nullifies Emerging Issues Task Force Issue No. 94-3 "liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognised at the date of an entity' commitment to an exit plan. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after 31 December 2002, with early application encouraged. Management has assessed the impact of the adoption of SFAS 146 on its Consolidated Financial Statements and believes the impact will not be material.

Statement of Financial Accounting Standards No.148, "Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of FASB Statement No.123" (SFAS 148) was issued in December 2002. This standard will be effective for the Group's fiscal year beginning 1 January 2003. SFAS 148 amends FASB Statement
No.123, "Accounting for Stock-Based Compensation" (SFAS 123) and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Management has assessed the impact of the adoption of SFAS 148 on its consolidated financial statements and believes the impact will not be material.

FASB Interpretation No.46 ("FIN 46" or the "Interpretation"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51" was issued in January 2003. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. For any variable interest entities created after 31 January 2003, FIN 46 is effective immediately. This interpretation will be effective for the Group's fiscal year beginning 1 January 2004. Management believes the adoption of FIN 46 will have no impact on its consolidated financial statements.

g. Share option plans

At 31 December 2001, the Company had certain options outstanding under its share plans. As permitted by SFAS No.123, "Accounting for Stock-Based Compensation", the Company elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," in accounting for its share options and awards. However, as noted in note (iv), the Company recognised compensation expense in respect of its SAYE scheme. This change is required because the Company has chosen to adopt APB 25. Had compensation expense for share options and awards been determined in accordance with SFAS No.123, the Group's loss for period and basic and diluted loss per share would have been as follows:

                                                                                             Year ended 31 December
                                                                           --------------------------------------------------------
                                                                                  2000           2001           2002           2002
                                                                           (pound)'000    (pound)'000    (pound)'000          $'000
                                                                           -----------    -----------    ----------     -----------

Loss for period after exceptional items as reported                           (121,924)      (344,841)      (611,130)      (983,614)
Add: Compensation charge in respect of SAYE scheme charged to the
   profit and loss account                                                       1,086          1,138            792          1,275
Less: Share based compensation charge calculated under the
   Black-Scholes model                                                         (18,722)       (26,515)       (16,870)       (27,152)
                                                                            ----------     ----------     ----------     ----------
Pro forma loss for the period                                                 (139,560)      (371,357)      (627,208)    (1,009,491)
                                                                            ==========     ==========     ==========     ==========

Basic and diluted loss per share
   As reported                                                            (pound)(0.18)  (pound)(0.46)  (pound)(0.41)        $(0.65)
   As adjusted                                                            (pound)(0.20)  (pound)(0.50)  (pound)(0.42)        $(0.67)

Solely for the purposes of providing the disclosures required by SFAS No.123, the fair value of each grant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: volatility 40%, risk free interest rate prevailing at the time of grant (4.4%-6.7%), expected lives of options 6 years and dividend yield 0%.

26. Subsidiary Undertakings

The Company is the holding company of the Group and has the following principal operating subsidiary undertakings, each of which is a private company registered in its country of operation. The Company holds 100% of the allotted capital of all of its operating subsidiaries through intermediate holding companies and their results are included in the consolidated financial statements.

Name                                        Country of Operation                  Principal Activities
----------------------------------------------------------------------------------------------------------------------
COLT Telecommunications
   (unlimited company)                      United Kingdom                        Telecommunications and internet services provider

COLT Telecom GmbH                           Germany                               Telecommunications and internet services provider

COLT Telecommunications France SAS          France                                Telecommunications and internet services provider

COLT Telecom AG                             Switzerland                           Telecommunications and internet services provider

COLT Telecom SpA                            Italy                                 Telecommunications and internet services provider

COLT Telecom Espana SA                      Spain                                 Telecommunications and internet services provider

COLT Telecom BV                             The Netherlands                       Telecommunications and internet services provider

COLT Telecom SA                             Belgium                               Telecommunications and internet services provider

COLT Telecom Austria GmbH                   Austria                               Telecommunications and internet services provider

COLT Telecom AB                             Sweden                                Telecommunications services provider

COLT Internet AB                            Sweden                                Internet services provider

COLT Internet U.S Corp.                     USA                                   Intragroup internet services provider

COLT Telecom U.S. Corp.                     USA                                   Intragroup telecommunications services provider

COLT Telecom A/S                            Denmark                               Telecommunications and internet services provider

COLT Telecom A/S                            Norway                                Telecommunications and internet services provider

COLTEL - Servicos de
   Telecommunicoes, Unipessoal Lda          Portugal                              Telecommunications and internet services provider

COLT eCustomer Solutions France SAS         France                                Value added services integrator
   (Formerly Fitec SAS)

Apogee Communication SAS                    France                                Value added services integrator

Asthea Ingenerie SARL                       France                                Value added services integrator

COLT Telecom Ireland Limited                Ireland                               Telecommunications and internet services provider

CallShop etc. Limited                       United Kingdom                        Telecommunications services provider

2002 Quarterly Group Financial Results (Unaudited)

Group Profit and Loss Account
(after exceptional items)                                           Q1             Q2             Q3             Q4          Total
                                                           (pound)'000    (pound)'000    (pound)'000    (pound)'000    (pound)'000
                                                          ------------   ------------   ------------   ------------   ------------
Turnover
   Switched                                                    152,109        159,035        157,162        155,077        623,383
   Non-switched                                                 93,823         98,763        101,659        107,808        402,053
   Other                                                           866            454            211            291          1,822
                                                          ------------   ------------   ------------   ------------   ------------
                                                               246,798        258,252        259,032        263,176      1,027,258

Cost of sales
   Interconnect and network                                   (181,734)      (183,038)      (191,464)      (175,699)      (731,935)
   Network depreciation                                        (50,616)       (53,117)      (565,511)       (50,765)      (720,009)
                                                          ------------   ------------   ------------   ------------   ------------
                                                              (232,350)      (236,155)      (756,975)      (226,464)    (1,451,944)
                                                          ------------   ------------   ------------   ------------   ------------
Gross profit (loss)                                             14,448         22,097       (497,943)        36,712       (424,686)

Operating expenses
   Selling, general and administrative                         (67,562)       (60,474)       (73,178)       (59,815)      (261,029)
   Other depreciation and amortisation                         (14,429)       (13,425)       (55,889)        (9,136)       (92,879)
                                                          ------------   ------------   ------------   ------------   ------------
                                                               (81,991)       (73,899)      (129,067)       (68,951)      (353,908)
                                                          ------------   ------------   ------------   ------------   ------------
Operating loss                                                 (67,543)       (51,802)      (627,010)       (32,239)      (778,594)

Other income (expense)
   Interest receivable                                          10,272         10,290          9,182          8,364         38,108
   Gain on purchase of debt                                     38,409         34,743         28,516             --        101,668
   Amounts written off investment in own shares                     --             --             --           (409)          (409)
   Interest payable and similar charges                        (25,703)       (24,543)       (22,460)       (23,594)       (96,300)
   Exchange gain (loss)                                         (3,197)        15,340          2,459          2,643         17,245
                                                          ------------   ------------   ------------   ------------   ------------
                                                                19,781         35,830         17,697        (12,996)        60,312
                                                          ------------   ------------   ------------   ------------   ------------
Loss on ordinary activities before taxation                    (47,762)       (15,972)      (609,313)       (45,235)      (718,282)
Taxation                                                            --             --             --             --             --
                                                          ------------   ------------   ------------   ------------   ------------
Loss for period                                                (47,762)       (15,972)      (609,313)       (45,235)      (718,282)
                                                          ------------   ------------   ------------   ------------   ------------
Basic and diluted loss per share                          (pound)(0.03)  (pound)(0.01)  (pound)(0.40)  (pound)(0.03)  (pound)(0.48)
                                                          ============   ============   ============   ============   ============
Other data:

Turnover growth (i)
   Year-to-year                                                    18%            15%            12%             9%            13%
   Quarter-to-quarter                                               3%             5%             0%             2%            n/a

Gross profit (loss) margin (ii)                                     6%             9%          (192%)           14%           (41%)

EBITDA ((pound)'000) (ii)                                       (2,498)        14,740         (5,610)        27,662         34,294
EBITDA margin                                                      (1%)            6%            (2%)           11%             3%

(i) Turnover in Q2 2001 included infrastructure sales of (pound)3,829,000.

(ii) Gross profit (loss) and EBITDA includes exceptional charges and provisions.

For further information on infrastructure sales and exceptional charges see notes 2 and 7.

Five Year Summary

Group Profit and Loss Account
(After exceptional items)
                                                                                  Year Ended 31 December
                                                            -----------------------------------------------------------------------
                                                                   1998           1999           2000           2001           2002
                                                            (pound)'000    (pound)'000    (pound)'000    (pound)'000    (pound)'000
                                                            -----------    -----------    -----------    -----------    -----------
Turnover
   Switched                                                     162,232        274,321        405,269        532,647        623,383
   Non-switched                                                  51,880        124,587        232,857        366,705        402,053
   Other                                                            940          2,644         48,851          6,335          1,822
                                                            -----------    -----------    -----------    -----------    -----------
                                                                215,052        401,552        686,977        905,687      1,027,258

Cost of sales
   Interconnect and network                                    (148,329)      (273,166)      (478,215)      (704,906)      (731,935)
   Network depreciation                                         (24,022)       (50,439)       (88,689)      (236,764)      (720,009)
                                                            -----------    -----------    -----------    -----------    -----------
                                                               (172,351)      (323,605)      (566,904)      (941,670)    (1,451,944)
                                                            -----------    -----------    -----------    -----------    -----------
Gross profit (loss)                                              42,701         77,947        120,073        (35,983)      (424,686)

Operating expenses
   Selling, general and administrative                          (71,767)      (129,072)      (181,674)      (264,981)      (261,029)
   Other depreciation and amortisation                           (5,064)       (14,196)       (23,312)       (58,967)       (92,879)
                                                            -----------    -----------    -----------    -----------    -----------
                                                                (76,831)      (143,268)      (204,986)      (323,948)      (353,908)
                                                            -----------    -----------    -----------    -----------    -----------
Operating loss                                                  (34,130)       (65,321)       (84,913)      (359,931)      (778,594)

Other income (expense)
   Interest receivable                                           21,747         32,649         80,500         60,727         38,108
   Gain on purchase of debt                                          --             --             --         58,774        101,668
   Amounts written off investment in own shares                      --             --             --         (2,757)          (409)
   Interest payable and similar charges                         (43,574)       (66,055)      (104,794)      (111,952)       (96,300)
   Exchange gain (loss)                                             355         (2,534)        (7,653)        (5,230)        17,245
                                                            -----------    -----------    -----------    -----------    -----------
                                                                (21,472)       (35,940)       (31,947)          (438)        60,312
                                                            -----------    -----------    -----------    -----------    -----------
Loss on ordinary activities before taxation                     (55,602)      (101,261)      (116,860)      (360,369)      (718,282)
Taxation                                                             --             --             --             --             --
                                                            -----------    -----------    -----------    -----------    -----------
Loss for period                                                 (55,602)      (101,261)      (116,860)      (360,369)      (718,282)
                                                            -----------    -----------    -----------    -----------    -----------
Basic and diluted loss per share                           (pound)(0.10)  (pound)(0.16)  (pound)(0.17)  (pound)(0.48)  (pound)(0.48)
                                                            ===========    ===========    ===========    ===========    ===========

Other turnover in 2001 includes infrastructure sales of(pound)3,829,000, (2000:(pound)46,212,000, 1998-1999:nil) which had associated cost of sales of(pound)2,415,000, (2000:(pound)27,222,000, 1998-1999:nil). There were no infrastructure sales in 2002.

Details on exceptional items are provided in note 7, there were no exceptional items in 1999 or 2000.

Five Year Summary

Group Balance Sheet
                                                                              Year Ended 31 December
                                                         ---------------------------------------------------------------------------
                                                                1998            1999            2000            2001            2002
                                                         (pound)'000     (pound)'000     (pound)'000     (pound)'000     (pound)'000
                                                         -----------     -----------     -----------     -----------     -----------
Fixed assets                                                 381,489         723,594       1,328,408       1,816,109       1,389,654
Current assets                                               794,941       1,718,587       2,023,780       1,611,683       1,199,276
                                                           ---------       ---------       ---------       ---------       ---------
Total assets                                               1,176,430       2,442,181       3,352,188       3,427,792       2,588,930
                                                           =========       =========       =========       =========       =========

Equity shareholders' funds                                   387,068       1,000,875       1,501,857       1,624,359         955,010
Creditors                                                    789,362       1,441,306       1,850,331       1,742,027       1,546,552
Provisions for liabilities and charges                            --              --              --          61,406          87,368
                                                           ---------       ---------       ---------       ---------       ---------
Total liabilities, capital and reserves                    1,176,430       2,442,181       3,352,188       3,427,792       2,588,930
                                                           =========       =========       =========       =========       =========

Operating Statistics (unaudited)                                1998            1999            2000            2001            2002
                                                         -----------     -----------     -----------     -----------     -----------
Customers (at end of year)                                     2,217           4,264           7,388          11,386          15,523
Buildings connected (at end of year)                           2,191           3,781           5,805           7,843           9,238
Switched minutes for year (MM)                                 3,429           7,837          15,758          20,248          20,040
Private wire VGEs (at end of year) (`000)                      1,503           3,661           8,486          15,312          20,423
Racks (at end of year)                                            --              --           1,137           2,212           2,774
Headcount (at end of year)                                     1,436           2,494           4,012           5,345           4,684

2002 Operating Statistics (Unaudited)
                                                                                 Q1               Q2              Q3              Q4
                                                                           --------         --------        --------        --------
Customers (at end of quarter)
   North Region                                                                3,436           3,731           3,793           4,282
   Central Region (b)                                                          3,827           4,295           4,698           5,255
   South Region                                                                3,386           3,728           4,048           4,381
   eBusiness                                                                   1,628           1,638           1,626           1,605
                                                                           --------         --------        --------        --------
     Total                                                                    12,277          13,392          14,165          15,523

Buildings Connected (at end of quarter)
   North Region                                                                2,474           2,564           2,663           2,730
   Central Region                                                              3,532           3,676           3,747           3,784
   South Region                                                                2,200           2,368           2,540           2,724
                                                                           --------         --------        --------        --------
     Total                                                                     8,206           8,608           8,950           9,238

Switched Minutes (mm) (for quarter)
   North Region                                                                1,562           1,307           1,234           1,354
   Central Region                                                              2,979           2,862           2,506           2,682
   South Region                                                                  786             949             852             967
                                                                           --------         --------        --------        --------
     Total                                                                     5,327           5,118           4,592           5,003

Private Wire VGEs (a) (000) (at end of quarter)
   North Region                                                                6,089           6,913           7,724           8,749
   Central Region                                                              7,238           7,681           8,248           8,541
   South Region                                                                2,426           2,570           2,769           3,133
                                                                           --------         --------        --------        --------
     Total                                                                    15,753          17,164          18,741          20,423

Racks (at end of quarter)
   eBusiness                                                                   2,376           2,516           2,499           2,774

Headcount (at end of quarter)
   North Region                                                                1,484           1,470           1,418           1,365
   Central Region                                                              1,674           1,675           1,593           1,447
   South Region                                                                  941             931             917             916
   eBusiness                                                                     687             608             537             481
   ENS                                                                           241             244             244             242
   Group/other                                                                   213             203             260             233
                                                                           --------         --------        --------        --------
     Total                                                                     5,240           5,131           4,969           4,684

(a)  Non-switched  circuits are measured in Voice Grade Equivalents (VGEs). VGEs are the comparable number of voice circuits,  of 64 kilobits per second, each approximately equivalent in capacity to the non-switched circuit being measured.

(b)  Central Region customer numbers have been restated reflecting the change from city to national customer management in Germany.

South Region comprises France, Italy, Portugal and Spain.
North Region  comprises UK, Ireland,  The  Netherlands,  Belgium,  Denmark,  and
Sweden.
Central Region comprises Germany, Austria and Switzerland.

Investor Information

Listings
Ordinary  shares of COLT  Telecom  Group  plc are  traded  on the  London  Stock
Exchange and, in the form of American Depositary Shares (ADSs), on the Nasdaq National Market.

American Depositary Receipts ADSs, each representing four ordinary shares, are traded on the Nasdaq National Market under the symbol `COLT'. ADSs are represented by American Depositary Receipts (ADRs). The ADR programme is administered on behalf of the Company by The Bank of New York, ADR Division, PO Box 11258, Church Street Station, New York, N.Y. 10286-11258 Tel: +1 610 312 5315

Reports to ADR Holders
ADR holders receive the annual reports issued to ordinary shareholders. COLT Telecom Group plc will file with the Securities and Exchange Commission in the United States its annual report on Form 20-F and other information as required. A copy of the Form 20-F may be obtained by writing to: Investor Relations, COLT Telecom Group plc, Beaufort House, 15 St. Botolph Street, London EC3A 7QN or by e-mail to: jdoherty@colt-telecom.com

Solicitors
Slaughter & May, One Bunhill Row, London EC1Y 8YY
Registrars
Lloyds TSB Registrars, The Causeway, Worthing,
West Sussex BN99 6DA Telephone: +44 1903 502541

Annual General Meeting
The 2003 Annual General Meeting of COLT Telecom Group plc will be held at 9.30 am on 25 April 2003 at: The Capital Club, Abchurch Lane, London EC4 7BB

Secretary
Mark A. Jenkins
COLT Telecom Group plc, Beaufort House,
15 St. Botolph Street, London EC3A 7QN
Telephone:    +44 20 7390 3676
Facsimile:    +44 20 7390 3701
e-mail:       majenkins@colt-telecom.com


For Further Information
John Doherty, Director of Investor Relations
COLT Telecom Group plc, Beaufort House,
15 St. Botolph Street, London EC3A 7QN
Telephone:    +44 20 7390 3681
Facsimile:    +44 20 7390 3701
e-mail:       jdoherty@colt-telecom.com


Registered Number
COLT Telecom Group plc
Registered in England No. 3232904

COLT's European Offices


Austria
www.colt.at

Vienna
COLT Telecom Austria GmbH
Karntner Ring 12
1010 Vienna
MD:      Alfred Pufitsch
Tel:     +43 1 20 500 0
Fax:     +43 1 20 500 199

Belgium
www.colt-telecom.be

Brussels
COLT Telecom SA
Zweefvliegtuigstraat 10 Rue du Planeur
B - 1130 Brussels
MD:      Richard Oosterom
Tel:     +32 2 790 16 16
Fax:     +32 2 190 16 00

Antwerp
COLT Telecom SA
Haifastraat 6
B 2030 Antwerp
MD:      Richard Oosterom
Tel:     +32 2 790 16 16
Fax:     +32 2 190 16 00

Denmark
www.colt-telecom.dk

Copenhagen
COLT Telecom A/S
Borgmester Christiansens Gade 55
2450 Copenhagen SV
MD: Jesper Weng
Tel: +45 70 21 23 30
Fax: +45 70 21 23 31

France
www.colt-telecom.fr

Paris
COLT Telecommunications
France SAS
25 Rue de Chazelles
75 849 Paris Cedex 17
MD South Region: Jean-Baptiste Gagliardi
Tel:     +33 1 70 99 55 00
Fax:     +33 1 70 99 56 06

Lyon
COLT Telecommunications
France SAS
11 Rue de Teinturiers
69 003 Lyon
City Director:
Frederic Panya-Lestonnat
Tel:     +33 4 26 84 79 00
Fax:     +33 4 26 84 79 01

Marseilles
COLT Telecommunications
France SAS
152 Avenue du Prado
13 008 Marseilles
City Director:
Frederic Panya-Lestonnat
Tel:     +33 4 88 91 45 00
Fax:     +33 4 88 91 45 01


Germany
www.colt.de

Frankfurt
COLT Telecom GmbH
Zentrale
Herriotstra(beta)e 4
60528 Frankfurt
Acting MD Central Region: Lakh Jemmett
Tel:     +49 69 56 606 0
Fax:     +49 69 56 606 1000

Frankfurt
COLT Telecom GmbH
Niederlassung Frankfurt
Herriotstra(beta)e 4
60528 Frankfurt
City Director: Wendelin Meyer-Molck
Tel:     +49 69 56 606 0
Fax:     +49 69 56 606 2222

Berlin
COLT Telecom GmbH
Niederlassung Berlin
Uhlandstra(beta)e 181-183
10623 Berlin
MD:      Bernd Huber
Tel:     +49 30 88 4420
Fax:     +49 30 88 442 100

Cologne
COLT Telecom GmbH
Niederlassung Cologne
Magnusstra(beta)e 13
50672 Cologne
City Director: Friedhelm Dormbach
Tel:     +49 221 27 380
Fax:     +49 221 27 381 00

Dusseldorf
COLT Telecom GmbH
Niederlassung Dusseldorf
Uerdinger Stra(beta)e 90
40474 Dusseldorf
City Director: Friedhelm Dornbach
Tel:     +49 211 478 430
Fax:     +49 211 478 43100

Hamburg
COLT Telecom GmbH
Niederlassung Hamburg
Drehbahn 1
20354 Hamburg
MD:      Bernd Huber
Tel:     +49 40 350 670
Fax:     +49 40 350 671 00

Hanover
COLT Telecom GmbH
Niederlassung Hanover
Calenberger Esplanade 4
30169 Hanover
City Director: Karl-Heinz Ehmann
Tel:     +49 511 123 530
Fax:     +49 511 123 531 00

Munich
COLT Telecom GmbH
Niederlassung Munich
Von-der-Tann-Stra(beta)e 11
80539 Munich
MD:      Norbert Scheller
Tel:     +49 89 286 410
Fax:     +49 89 286 41 100

Stuttgart
COLT Telecom GmbH
Niederlassung Stuttgart
Kronenstra(beta)e 25
70174 Stuttgart
MD:      Norbert Scheller
Tel:     +49 711 222 530
Fax:     +49 711 222 53100

Italy
www.colt-telecom.it

Milan
COLT Telecom SpA
Viale E. Jenner 56
20159 Milan
MD:      Achille De Tommaso
City Director: Pier Paolo Lanati
Tel:     +39 02 30 333 1
Fax:     +39 02 30 333 700

Turin
COLT Telecom SpA
Environment Park
Via Livorno 60
10144 Turin
City Director: Davide Suppia
Tel:     +39 011 2300 1
Fax:     +39 011 2300 700

Rome
COLT Telecom SpA
Via Simone Martini 127 00142 Rome
City Director: Roberto Di Gaetano
Tel:     +39 06 51074 1
Fax:     +39 06 51074 700

[GRAPHIC OMITTED: Photo containing COLT logo.]

Netherlands
www.colt-telecom.nl

Amsterdam
COLT Telecom BV
Van der Madeweg 12-14a
Postbus 94014
1090 GA Amsterdam
MD:      Richard Oosterom
Tel:     +31 20 888 2020
Fax:     +31 20 888 2010

Rotterdam
COLT Telecom BV
Conradstraat 28
Postbus 29165
3001 GD Rotterdam
MD:      Richard Oosterom
Tel:     +31 10 799 3030
Fax:     +31 10 799 3010

The Hague
COLT Telecom BV
C/O Conradstraat 28
Postbus 29165
3001 GD Rotterdam
MD:      Richard Oosterom
Tel:     +31 10 799 3030
Fax:     +31 10 799 3010

Portugal
www.colt-telecom.pt

Lisbon
COLTEL - Servicos de Telecomunicacoes, Unipessoal Lda
Estrada da Outurela 118
Edificio B
2790-114 Carnaxide
MD:      Adelino Santos
Tel:     +351 21 120 00 00
Fax:     +351 21 120 00 09

Republic of Ireland
www.colt-telecom.ie

Dublin
COLT Telecom Ireland Limited
Segrave House
19/20 Earlsfort Terrace
Dublin 2
Ireland
MD:      Gary Keogh
Tel:     +353 1436 5900
Fax:     +353 1436 5901

Spain
www.colt-telecom.es

Madrid
COLT Telecom Espana SA
C/ Telemaco 5
28027 Madrid
MD:      Angel Rojo-Diez
Tel:     +34 91 789 9000
Fax:     +34 91 789 9099

Barcelona
COLT Telecom Espana SA
C/Acero 5-9
08038 Barcelona
MD:      Gines Alarcon
Tel:     +34 93 445 5000
Fax:     +34 93 445 5099

Valencia
COLT Telecom Espana SA
C/Espinosa, 8
46008 Valencia
City Directors: Leopoldo Salinas and Gines Alarcon
Tel:     +34 96 046 6000
Fax:     +34 96 046 6100

Sweden
www.colt.se

Stockholm
COLT Telecom AB
Box 3458
Luntmakargatan 18
SE-103 69 Stockholm
Sweden
Nordic Regional Director: Pierre-Alain Graf
Tel:     +46 8 781 80 00
Fax:     +46 8 781 81 00

Switzerland
www.colt.ch

Zurich
COLT Telecom AG
Murtschenstrasse 27
CH-8048 Zurich
MD:      Roger Gehrig
Tel:     +41 1 5 600 600
Fax:     +41 1 5 600 610

Geneva
COLT Telecom AG
Rue de Montbrillant 40 bis
CH-1201 Geneva
City Director: Gerardo Spedaliero
Tel:     +41 22 591 0 591
Fax:     +41 22 591 0 585

United Kingdom
www.colt.net

London
COLT Telecom Group plc
Beaufort House
15 St. Botolph Street
London EC3A 7QN
President & CEO: Steve Akin
Chief Financial Officer: Marina Wyatt
Acting MD North Region: Lakh Jemmett
MD Retail and Wholesale: Lakh Jemmett
MD Multinational Business: Bill Freeze Director
Product Management & Marketing: Paul David
Chief Networks Officer: Ken Starkey
Chief Information Officer: Stefan Pattberg
MD Human Resources: Chris Woodman
Director Legal Services &
Company Secretary: Mark Jenkins
Tel:     +44 20 7390 3900
Fax:     +44 20 7390 3901

www.colt-telecom.co.uk

London
COLT Telecommunications
Beaufort House
15 St. Botolph Street
London EC3A 7QN
MD:      Simon Vye
Tel:     +44 20 7390 3900
Fax:     +44 20 7390 3901

Birmingham
COLT Telecommunications
4 Stephens Street
Newtown
Birmingham B6 4RG
Sales Manger: Ed Chapman
Tel:     +44 20 7947 1803
Fax:     +44 20 7947 1810

Manchester
COLT Telecommunications
C/O Beaufort House
15 St. Botolph Street
London EC3A 7QN
Sales Manager: Andrew Lister
Tel:     +44 20 7390 3900
Fax:     +44 20 7390 3901

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